


RECEIVED
JAN 27 2014


Transforming an
INDUSTRY

Transforming an INDUSTRY

2013 Annual Report

www.liquidityservices.com

Liquidity Services Inc.

Liquidity Services provides leading corporations, public sector agencies, and buying customers the world's most transparent, innovative, and effective online marketplaces and integrated services for surplus assets.



World's Largest Online Marketplace for Surplus Assets

Liquidity Services is the trusted market leader in surplus asset recovery solutions with over 7,000 clients, including leading corporations and government agencies, and over 2.4 million registered buyers worldwide.



Global Expertise Across Key Industries

Over $4.3 billion in gross merchandise volume (GMV) has been sold via our award-winning online marketplaces catering to: consumer goods, capital assets, and specialty industrial equipment.



High Customer Value

Liquidity Services offers the most comprehensive set of services to help companies and government agencies identify, catalog, value, and dispose of surplus assets – generating an average 20%+ increase in net recovery for our clients.



Strong Execution

GMV has grown at a compound annual growth rate (CAGR) of 31% since fiscal year 2002 with 44 consecutive quarters of profitability. By penetrating our target market, growing our buyer base at 38% CAGR since 2002, and generating attractive returns on invested capital, we deliver significant value to our stakeholders.

Market Leadership
Proven Execution

Consistent Growth & Profitability

By delivering high customer value, Liquidity Services has grown its GMV by 28% and its Adjusted EPS by 27% annually since 2006.



	2006	2007	2008	2009	2010	2011	2012	2013
GMV (in millions)	$173	$234	$360	$356	$430	$559	$864	$973
Adj. EPS* (in dollars)	0.32	0.43	0.51	0.30	0.59	1.05	1.86	1.75

Strong Operating Leverage

Liquidity Services delivers strong growth and shareholder value by leveraging a transparent and efficient operating model, a client partnership philosophy, and a commitment to meeting customer needs.



	2006	2007	2008	2009	2010	2011	2012	2013
Adj. EBITDA* (in millions)	$15.0	$20.4	$26.2	$23.6	$37.5	$52.5	$110.0	$104.6
Margins (% of revenue)	10.2%	10.3%	9.9%	10.0%	13.1%	15.6%	23.2%	20.7%

*includes adjustments for stock-based compensation and a portion of certain acquisition payments & goodwill impairment

Largest Global Buyer Base for Surplus Assets

Liquidity Services' unmatched scale, services, and track record continue to drive growth and network effects.


Quarterly GMV (in millions)
$250
$200
$150
$100
Registered Buyers (in thousands)
2,500
2,000
1,500
1,000
500
2006
2007
2008
2009
2010
2011
2012
2013

Our progress has enabled us to deliver unmatched scale and domain expertise to over 1,000 commercial clients, 6,000 government agencies, and 2.4 million buyers utilizing our marketplace.

A Letter to **Shareholders**

During fiscal year 2013, we strengthened our leadership position in the $150 billion Reverse Supply Chain market by making important investments to expand our industry coverage, service offering, geographic reach, and global buyer base.

Our GMV was a record $973 million and we completed a record 530,000 transactions. While our rate of growth slowed this past year, we are long term oriented and are pleased with the excellent progress made over the last two years to grow and diversify our business as summarized below.

Significant Growth and Transformation Over Past Two Years*

	FY 2011	FY 2013	% Growth
GMV	$559.0	$973.0	74%
Commercial GMV	$255.6	$605.8	137%
Adj. EBITDA**	$52.7	$104.6	99%
Adj. Earnings Per Share**	$1.05	$1.75	67%
No. Registered Buyers (mil)	1.6	2.4	50%
Employees	700	1,300	86%
Industries Served	2	11	450%
Country Locations	2	17	750%

*$ in mil. except Adj. Earnings per Share

**Excludes stock-based compensation and a portion of certain acquisition payments & goodwill impairment

Our marketplace platform continues to serve as an engine for opportunity by efficiently bringing clients and buying customers together to transact. During 2013, we helped our clients protect their brands, reduce total supply chain costs, and protect the environment through the use of our online marketplaces and services to sell virtually any asset, in any condition, anywhere in the world in the most compliant and efficient manner. Our progress has enabled us to deliver unmatched scale and domain expertise to over 1,000 commercial clients, 6,000 government agencies, and 2.4 million buyers utilizing our marketplace. 2013 highlights include:

- We expanded the size and proprietary market data available in our marketplace to provide clients the most relevant strategies to manage their surplus equipment and inventory. By year end, we had cumulatively sold over $4.3 billion in GMV across 500 asset categories.
- We continued to expand the size and geographic diversity of our buyer base. By year end, our base of registered buyers grew 11% to over 2.4 million. Our growing buyer base transcends local markets and is uniquely suited to meeting the high volume, diverse product conditions and regulatory requirements of our sellers.

- We made significant progress expanding our capital assets business and integrating our GoIndustry marketplace and international operations. Our global footprint and industry expertise enabled us to expand our pipeline of new business with large, multi-national corporate clients in key vertical markets, including: Biopharma, Consumer Packaged Goods, Energy, Technology, and Transportation.
- We enhanced our ability to provide large retailers and manufacturers across Canada and the U.S. a full-service, reverse logistics solution for consumer electronics and technology products, including returns management, repair services, and multi-channel inventory disposition through our acquisition of Toronto- based NESA. This transaction established our first client service and distribution center in Canada and has enabled Liquidity Services to cross-sell services with existing and prospective clients in both the U.S. and Canada.
- We expanded our retail supply chain business by integrating several B2C marketplaces into our offering to provide leading branded manufacturers and retailers with a one-stop, multi-channel sales solution for their full range of overstock, returned, and salvage goods.
- Organizationally, we established a new technology product development function and roadmap to more broadly extend our technology platform, buyer liquidity, and marketplace data to existing and new customers and partners. We established a strategic, global HR and leadership development function to identify and further develop our top talent and prepare the company for its next phase of growth. Finally, we established a global compliance function and global ethics training to support our internal stakeholders and our clients and buying customers around the globe.
- During 2013, we were proud to have been recognized for our integrity, client service, relentless improvement, and innovation, including:
  - Named as one of America's 100 Best Small Cap Public Companies by Forbes Magazine for the sixth consecutive year;
  - Named as one of America's Fastest Growing Tech Companies based on historical and expected revenue and earnings performance criteria by Forbes Magazine;
  - Named to InformationWeek's List of Top Technology Innovators in the U.S.;
  - Named a Computerworld Honors Laureate in the Sustainability Category; and
  - Received the Asset Appraiser of the Year Award from ACQ Finance Magazine

The Journey Ahead

Despite our growth, Liquidity Services is still in the early days of its journey. We have a passion for relentless improvement and the willingness to invest and manage for the long term. We believe our continued investments in our people, brand message, technology platform, and service offering, position us well for long term profitable growth and market leadership.

To scale and grow, we will invest in hiring and developing our top talent; we will develop and deliver a strong, global brand message to educate the marketplace on the value of our platform; we will deliver services that meet the full range of our clients' needs; and we will develop technology-enabled services, sales channels, and tools that leverage our industry knowledge and marketplace data to bring more value to our clients and buying customers.

Our entire team looks forward to working together this year to grow our business, while maintaining the highest standards of integrity, service, and quality to our clients and buying customers. On behalf of our over 1,300 associates, we thank our clients and shareholders for their trust and support in 2013 and in the years ahead.

Sincerely,



William P. Angrick, III

Leading global enterprises and 6,000 government agencies rely on Liquidity Services to deliver innovative asset management, valuation, and sales solutions that meet their unique needs.

3.8 million completed transactions

2.3 billion pounds of scrap metal sold

370+ million consumer items sold

2.5+ million capital assets sold

200+ countries & territories serviced

3+ million equipment valuations

Liquidity Services is the safe and trusted provider bringing unmatched competitive advantages to our customers:

Recovery Optimization

Global, Multi-Channel Sales Capabilities

Scalable Service Delivery to Meet Client Needs

Relentless Service Innovation

Large, Financially Strong Business Partner

Technology Leadership

www.liquidityservices.com

Innovative and **Trusted Global Leader**

Leading marketplace sales channels and services in every major industry category:

 Aerospace & Defense

 Asset-Based Lenders

 Consumer Packaged Goods Manufacturing

 Energy, Oil, Gas & Chemical

 Public Sector

 Industrial Manufacturing

 Pharmaceutical & Healthcare

 Retailers & Consumer Products

 Technology & Electronics Manufacturing

 Transportation, Construction & Automotive

Our customizable services provide a comprehensive approach to track, manage, and sell surplus assets:

- Asset Management & Redeployment
- Asset Removal & Storage
- Brand Protection
- Data Wiping
- EH&S, Risk Management & Compliance
- Marketing & Sales
- Multi-Channel Remarketing Platforms
- Refurbishment & Repair
- Return-to-Vendor
- Sustainability Planning
- Valuation & Appraisal
- Warehousing & Transportation

Liquidity Services Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended September 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to

Commission file number 0-51813

LIQUIDITY SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2209244**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1920 L Street, N.W., 6th Floor, Washington, D.C.	**20036**
(Address of Principal Executive Offices)	(Zip Code)

(202) 467-6868
(Registrant's Telephone Number, Including Area Code)

Securities Registered pursuant to Section 12(b) of the Act:
None

Securities Registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.05 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of March 31, 2013 based upon the closing price of the common stock as reported by The NASDAQ Stock Market on such date, was approximately $744,335,757.

The number of shares outstanding of the issuer's common stock, par value $.001 per share, as of November 18, 2013 was 32,124,703.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2014 Annual Stockholders' Meeting, to be filed subsequently, are incorporated by reference into Part III of this Form 10-K.

INDEX

TABLE OF CONTENTS

Unless the context requires otherwise, references in this report to "we," "us," the "Company" and "our" refer to Liquidity Services, Inc. and its subsidiaries.

PART I

Item 1. Business.

Overview

We operate leading online auction marketplaces for surplus and salvage assets. We enable buyers and sellers to transact in an efficient, online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of surplus and salvage assets presented with customer focused information including digital images and other relevant product information along with services to efficiently complete the transaction. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing liquid marketplaces and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, energy equipment, industrial capital assets, fleet and transportation equipment, and specialty equipment. Our online auction marketplaces are *www.liquidation.com*, *www.govliquidation.com*, *www.govdeals.com*, *www.networkintl.com*, *www.truckcenter.com*, *www.secondipity.com*, and *www.go-dove.com*.

We believe our ability to optimize our clients' net recovery and supply chain for surplus and salvage assets generates a continuing flow of goods from our corporate and government sellers. This valuable and reliable flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During fiscal year 2013, the number of registered buyers grew from approximately 2,186,000 to approximately 2,424,000, or 10.9%. During the past three fiscal years, we have conducted over 1,506,000 online transactions generating over $2.4 billion in gross merchandise volume or GMV. We believe the continuing flow of goods in our marketplaces attracts a growing buyer base which creates a self-sustaining cycle for our buyers and sellers.

In the fiscal year ended September 30, 2013, we generated GMV of $973.3 million and revenue of $505.9 million through multiple sources, including transaction fees from sellers and buyers, revenue sharing arrangements, value-added service charges and online advertising fees. Our GMV has grown at a compound annual growth rate of approximately 28% since fiscal year 2006. Additionally, we have been profitable and cash flow positive each year from fiscal year 2003 through fiscal year 2013. As of September 30, 2011, we ceased our retail supply chain operations and had substantially liquidated these operations in the United Kingdom and have accounted for those operations as discontinued operations for all periods presented.

Industry Overview

While a well-established forward supply chain exists for the procurement of assets, most manufacturers, retailers, corporations and government agencies have not made significant investments in their reverse supply chain process or systems. The reverse supply chain addresses the redeployment and remarketing of surplus and salvage assets. These assets generally consist of retail customer returns, overstock products and end-of-life goods or capital assets from both the corporate and government sectors. According to the National Retail Federation, a retail industry association, the total value of merchandise returned in the United States for 2012 was estimated to be $217 billion, up approximately 14% from $190 billion in 2010. In addition, Manfredi and Associates estimates the global market for surplus capital assets to be approximately $100 billion annually.

The supply of surplus and salvage assets in the reverse supply chain results from a number of factors, including:

- *Supply chain inefficiencies.* Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving market preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the growth of surplus assets.
- *Product innovation.* Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus assets.
- *Return policies of large national and online retailers.* The flexible return practices of many large national retailers and online shopping sites result in a continuous supply of returned merchandise, a significant portion of which must be liquidated.
- *Compliance with government regulations.* An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of surplus assets that would otherwise be disposed of as waste.
- *Increasing focus by corporate and government agencies to seek green solutions for surplus assets.* Most organizations appreciate the growing need to be environmentally friendly by improving their management of end of life or surplus goods, including creating the need to repurpose or efficiently redistribute surplus and capital assets to minimize waste and maximize value for themselves and the communities they serve.
- *Changing budgetary trends in corporate and governmental entities.* As corporate and governmental entities increasingly are being pressured to enhance efficiencies, while utilizing less resources, surplus and salvage capital assets become a source of funds once liquidated.

Organizations that manufacture, distribute, sell or use finished goods regularly need to dispose of excess inventory or returned merchandise. We believe the management and remarketing of surplus assets traditionally has been an inefficient process. While many organizations spend considerable resources developing systems and channels supporting the flow of finished goods to their core customers, we believe that many have not historically dedicated significant resources to the reverse supply chain. Factors contributing to these inefficiencies in the reverse supply chain include the lack of:

- a centralized and global marketplace to sell bulk products in the reverse supply chain;
- awareness of effective methods and mechanisms for disposal of surplus assets;
- experience in managing the reverse supply chain to seek optimal net returns and improve gross margins; and
- real time market data on surplus assets as they move through the final steps of the product life cycle.

Traditional methods of surplus and salvage asset disposition include ad-hoc, negotiated direct sales, utilization of individual brokers or sales agents and live on-site auctions. We believe these solutions are generally highly fragmented, geographically dispersed and poorly integrated with supply chain operations. The manual, negotiated and geographically dispersed nature of traditional surplus resale methods results in a lack of pricing transparency for offered goods, multiple brokers/parties ultimately involved in the final disposition and a lower number of potential buyers and bids, which we believe typically leads to lower recovery for sellers.

A significant number of professional buyers seek surplus and salvage assets to sustain their operations and end customers demand. They include online and offline retailers, convenience and discount stores, value-added resellers such as refurbishers and scrap recyclers, import and export firms, and small businesses. Traditionally, these buyers have had limited access to a reliable flow of surplus goods and assets, relying instead on their own network of industry contacts and fixed-site auctioneers to locate, evaluate and purchase specific items of interest. Traditional methods are inefficient for buyers due to the lack of:

- global access to an available continuous supply of desired goods and assets;
- efficient and inexpensive sourcing processes;
- a professionally managed central marketplace with transparent, high quality services;
- detailed information and product description for the offered goods; and
- pricing transparency or ability to compare asset prices.

The Internet is a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation (IDC), a provider of global IT research and advice, estimates 2.0 billion people used the Internet on a regular basis during 2010. This number is expected to surpass 2.7 billion by 2015 or 40% of the world's population. (Source: IDC's Digital Marketplace Model and Forecast). We believe professional buyers of surplus and salvage assets will increasingly use the Internet to identify and source goods available for immediate purchase.

Our Solution

Our solution is comprised of our online auction marketplaces and value-added services. Our marketplaces and services are designed to provide sellers a comprehensive solution to quickly bring surplus assets to market and enhance the financial value realized from the sale of their surplus assets while providing buyers with confidence in the reliable flow of goods they purchase. We provide our sellers access to several liquid marketplaces with over 2.4 million professional buyers and a suite of services and logistics capabilities to efficiently manage our clients' reverse supply chain. We seek the optimal methods to maximize our clients' net recovery using channel strategies and dedicated programs to deliver transparent, sustained value.

Through our relationships with sellers, we provide buyers convenient access to a substantial and continuous flow of surplus and salvage assets. We provide buyers with products in over 500 categories in lot sizes ranging from full truck loads to pallets, packages and individual items. Our solution combines leading online marketplaces with a full suite of integrated sales, marketing, merchandising, fulfillment, payment collection, customer support, dispute mediation and logistics services. We provide buyers a convenient method for sourcing surplus and consumer goods. For any given asset, buyers have access to a detailed product description, product manifest, digital images of a product, relevant transaction history regarding the seller, shipping weights, product dimensions and estimated shipping costs to the buyer's location. This enables our solutions to become the primary source for many of our professional buyers and end-users.

The following chart provides a summary of our online marketplace solution:



Pre-Sale
Auction
Post-Sale
Sellers
• Sales plan
• Marketing
• Digital imaging
• Asset lotting
• Auction creation
• Support services
• Promotion
• Invoicing
• Payment collection
Sellers & Buyers
• Seller/Buyer qualification
• Distribution center access
• Seller/Bidder communication
• Dynamic pricing
• Dispute mediation
• Shipping coordination
• Tracking and reporting
• Fund disbursement
Buyers
• Search tools
• Intelligent alerts
• Inspection of goods
• Customer Service
• Product information
• Shipping information
• Proxy bidding
• Outbid notification
• Payment solutions
• Title transfer

We believe our marketplaces benefit over time from greater scale and adoption by our constituents creating a virtual cycle for our buyers and sellers. As of September 30, 2013, we had aggregated over 2,424,000 registered buyers in our marketplaces and access to millions of end-users through a range of existing consumer marketplaces. Aggregating this level of buyer demand and market data enables us to generate a continuous flow of goods from corporate and government sellers, which in turn attracts an increasing number of professional buyers. During the fiscal year ended September 30, 2013 we had over 2,458,000 auction participants in our online auctions from our registered buyers. During fiscal year 2013, we grew our registered buyer base by 10.9% or approximately 238,000. As buyers continue to discover and use our online marketplaces as an effective method to source assets, we believe our solutions become an increasingly attractive sales channel for corporations and government agencies. We believe this self-reinforcing cycle results in greater transaction volume and enhances the value of our marketplaces.

Competitive Factors

We have created liquid marketplaces for virtually any type, quantity or condition of surplus or salvage assets. The strengths of our business model include:

Aggregation of supply and demand for surplus and salvage assets

Our ability to aggregate sellers and buyers through our marketplaces is a fundamental strength of our business model. Sellers benefit from a liquid, transparent market and the active participation of our large base of professional buyers, which enhances returns. Buyers benefit from our relationships with high-volume, corporate and government sellers, which provides them with continuous access to a comprehensive selection of surplus and salvage assets. Our solution eliminates the need for sellers and buyers to rely on the highly fragmented and geographically dispersed group of traditional liquidators. Instead, sellers and buyers conveniently access our online marketplaces for their entire surplus and salvage asset needs.

Integrated and comprehensive solution

Our marketplaces are designed to provide sellers and buyers with a comprehensive solution for the online sale and purchase of surplus and salvage assets. We offer a full suite of value-added services to simplify the sales and supply chain processes for sellers and improve the utility of our marketplaces for buyers. For corporate and government sellers, we provide sales, marketing, logistics and customer support services that are fully integrated with our marketplaces, creating operational and system efficiencies. For many of these sellers, asset disposition is not a core business function to which they desire to dedicate internal resources. With our solution, we manage each step of the transaction and supply chain for our sellers reducing complexity while providing the ability to optimize the client's net financial return in the sale of surplus goods and assets. Sellers simply make goods available at their facilities or deliver them to our distribution centers and we deliver the profits after the sale is completed. Our buyer services include intelligent alerts, search tools, dynamic pricing, shipping and delivery, secure settlement, live customer support and dispute resolution to enable the most effective methods to source assets for their businesses.

Flexible and aligned transaction model

We offer three primary transaction models to our sellers: consignment, profit-sharing and purchase. Under these models, our compensation is derived from either the gross or net proceeds received from the sale of the assets. Our consignment and profit-sharing arrangements are designed to maximize returns by aligning our economic interests.

Faster transaction cycle times for our seller and buyers

We believe our marketplace solutions allow sellers to complete the entire sales process more rapidly than through other liquidation methods by generally reducing the complexities in the reverse supply chain and utilizing our multi-channel strategies to optimize recovery and velocity. As a result, sellers are able to reduce surplus or less valuable inventory quickly, generate additional working capital and reduce the cost of carrying unwanted assets. We provide a one stop solution to enable professional buyers of any size throughout the world to purchase assets in an efficient manner. For these buyers, we provide a broad range of services to give them the information necessary to make an informed bid and ensure they quickly and efficiently receive the goods purchased.

Solutions that promote sustainability and green solutions for improved corporate/government stewardship

Our solutions provide a range of capabilities that enable corporate and government agencies to directly reduce the amount of waste generated by redistributing end of life products or assets, through our solutions, improving the net financial recovery generated while positively impacting the communities they serve. In aggregate, some of the world's largest forward thinking corporations and government agencies have significantly enhanced their stewardship of communities and the environment by partnering with us.

Our Strategy

Our mission is to provide commercial and government clients and buying customers the world's most transparent, innovative and effective online marketplaces and integrated services for surplus assets. The key elements of our mission are to continue to:

Grow our buyer base and increase active buyer participation on our marketplaces

We intend to increase the active buyer participation within our marketplaces, by attracting new buyers and leveraging our base of existing professional buyers. We intend to attract new buyers by using a variety of online and traditional marketing programs while improving the services and experience for our valued professional buyers. In addition, we plan to use the comprehensive buyer profiles, preferences and transactional data we have compiled over the past several years to enable us to identify and market highly relevant assets available through our marketplaces to the most likely buyers. We believe these initiatives will help us to increase the total number of auction participants and increase loyalty among our buyer base.

Increase value and services for existing sellers

We intend to grow by increasing the number of categories and geographies that we serve to existing sellers. For many of our sellers, we currently handle only a portion of the available supply of their surplus inventory or assets. In recent years, we have developed trusted relationships with large corporations and government agencies that offer significant growth opportunities by increasing our services offered and share of supply of their surplus assets. In addition, we have partnered with our sellers to identify previously unknown (untapped) flows of surplus assets that can effectively generate greater net returns than their current processes and improve their corporate stewardship. For example, on behalf of a large multinational retailer, we instituted a sustainability program, enabling our client to realize value for products that were previously land filled, thus creating value for our client while providing an environmentally friendly solution.

Develop new seller relationships

We intend to build upon our client base of the world's largest retailers and manufacturers, our expertise with the DoD and thousands of municipal clients to attract additional corporate and government sellers to our marketplaces. We believe the vast majority of corporations and government agencies still rely on inefficient, traditional, and less transparent disposition methods for their surplus assets. We believe our demonstrated performance coupled with an expanded sales initiative will allow us to attract additional corporate and government sellers. As part of our ongoing sales initiative, we plan to continue to hire additional professionals and increase our marketing and advertising to sellers in our target markets.

Innovation and technology development

During the past year, we have continued to evolve our technology to create more personalized and diverse user experiences and tools for our buyers and sellers. Some of these, such as our Web-site enhancements or features and multi-channel optimization have already enhanced our business. We intend to develop and introduce new tools to further automate our solution and leverage the scalability of our technology investments across all of our marketplaces. In addition to enhancing the features, experience, and service for our buyers and sellers, we seek to leverage the increasing insight we gain with each transaction to enhance the recovery value clients realize along with improving the relevancy for our buyers in the reverse supply chain.

Acquire complementary businesses

We intend to increase our share of the supply of surplus and salvage goods sold by expanding our operations geographically and across new complementary markets. To support this growth, we intend to continue our disciplined and targeted acquisition strategy. Our approach focuses on identifying target companies that will offer us new or complementary areas of expertise, technology advancements, client bases and geographic territories, such as the GovDeals acquisition, which we completed on January 1, 2008, the Network International acquisition, which we completed on June 15, 2010, the TruckCenter.com acquisition, which we completed on June 1, 2011, the Jacobs acquisition, which we completed on October 1, 2011, the GoIndustry acquisition, which we completed in July, 2012, and the National Electronics Service Association (NESA) acquisition, which we completed on November 1,

2012. In considering each acquisition scenario, we evaluate the merits of the individual opportunity and determine whether to employ a "buy" or "build" strategy.

Our Marketplaces

Our online auction marketplaces serve as an efficient and convenient method for the sale of surplus and salvage consumer goods and capital assets. We operate and enable several marketplaces, including the following:

- Our *www.liquidation.com* marketplace enables corporations located in the United States to sell surplus and salvage consumer goods and capital assets. This leading business to business marketplace and our related value-added services are designed to meet the needs of clients by selling their surplus assets to domestic and international buyers.
- Our *www.govliquidation.com* marketplace enables selected federal government agencies to sell surplus and scrap assets. In addition to goods sold on behalf of other federal agencies, the surplus and scrap assets we sell as the exclusive contractor of the Defense Logistics Agency (DLA) Disposition Services of the U.S. Department of Defense are sold in this marketplace. To satisfy the requirements of U.S. federal government agency sellers, this marketplace incorporates additional terms and conditions of sale, such as U.S. Trade Security Controls clearance for the sale of export-controlled property.
- Our *www.govdeals.com* marketplace enables local and state government entities including city, county and state agencies as well as school boards and public utilities located in the United States to sell surplus and salvage assets. This marketplace and our related services are designed to meet the unique needs of public sector clients selling to domestic and international buyers.
- Our *www.networkintl.com* marketplace enables corporations to sell idle, surplus, and scrap equipment in the oil and gas, petrochemical and power generation industries. This market place and our related services are designed to meet the unique needs of energy sector clients.
- Our *www.go-dove.com* marketplace enables corporations located in the United States, Europe, and Asia to sell manufacturing surplus and salvage capital assets. This marketplace and our related services are designed to meet the specific needs of manufacturing sector clients by selling their surplus assets to domestic and international buyers.
- Our *www.truckcenter.com* marketplace enables corporations located in the United States to sell surplus and salvage transportation assets. This marketplace and our related services are designed to meet the specific needs of companies and financial institutions by selling their surplus transportation assets to domestic and international buyers.

Our online auction marketplaces are designed to address the particular requirements and needs of buyers and sellers. Although our buyers may access and register on a single marketplace, we use numerous cross-marketing and cross-promotional methods to ensure that buyers are exposed to all of our marketplaces and to all product categories in which they have expressed an interest. For example, we display cross-search results for all our marketplaces in response to key word searches in a single marketplace.

In addition to these leading business to business marketplaces, we recognize the need to reach end users for some of the assets our clients have entrusted to us. Thus, we have developed the capability to sell products on our client's behalf directly to end-users and/or consumers using a range of existing marketplaces. Our *www.secondipity.com* marketplace provides consumers a trusted source of value products through a socially conscious online experience designed to provide "Better Value, Better Life," through donating a portion of the proceeds of every sale to charity. We also have an established global buyer base that seeks to buy in larger quantities than are offered through our standard auction platform. Thus, we have dedicated sales teams to support their needs and supply chain. These range from a single truckload to ongoing flows for export anywhere in the world, where we market, handle, and support the full disposition on behalf of our buyers. We expect to continue to meet the needs of our clients and to access a growing range of products for all our buyers by enabling our multi-channel strategy to ensure we create the greatest value for assets at the end of their initial product life cycle.

Our Value-Added Services for Buyers and Sellers

We have integrated value-added services to simplify the supply chain processes for our buyers and sellers. We believe these services create the greatest operational efficiencies within this element of the supply chain enabling the greatest value for sellers and buyers with the highest level of confidence and transparency in the services we provide. Additionally, we believe these services improve compliance with the various policies, regulations and sale restrictions of our corporate and government sellers while supporting, or greatly enhancing, many corporate or government environmental initiatives.

Seller services. We offer value-added services to sellers in three areas: (1) merchandising and channel optimization, (2) logistics and (3) settlement and customer support.

- *Merchandising and Channel Optimization* efforts encompass all of the services necessary to prepare merchandise for a successful auction and include the following:
  - Channel Optimization—we determine the marketplace and channel sales strategy that creates the greatest value for the individual asset using our real time transaction systems and proprietary data to support ongoing optimization.
  - Marketing and promotion—we use a variety of both online and traditional marketing methods to promote our sellers' merchandise and generate the greatest interest in each asset.
  - Asset lotting and merchandising—we leverage our industry experience to organize the merchandise we receive into size and product combinations that meet buyer preferences within each marketplace and channel.
  - Product information enhancement—we provide digital images of the merchandise to be sold and combine the images with relevant information. In order to increase the realized sales value, we also research, collect and use supplemental product information to enhance product descriptions.
- *Logistics.* We provide logistics services designed to support the receipt, handling, transportation and tracking of merchandise offered through our marketplaces, including the following:
  - Distribution centers—we provide sellers with the flexibility of either having us manage the sales process at their location or delivering merchandise to one of our distribution centers.
  - Inventory management—sellers benefit from our management and inventory tracking system designed so that merchandise is received, processed and delivered in a timely manner.
  - Cataloguing merchandise—we catalogue all merchandise, which enables us to provide useful product information to buyers and sellers. In certain circumstances, we will inspect the merchandise and provide condition descriptions to improve quality and the financial recovery to the client.
  - Testing, data wiping, de-labeling and refurbishment—we test products, wipe electronic data, refurbish and remove labels and product markings from merchandise prior to sale in order to add value to the asset and protect sellers' brand equity and distribution relationships.

    - Return to vendor or product disposition to non-sales channels—we will manage the end to end processes for our clients ensuring that returned merchandise is disposed through a variety of disposition requirements including the end to end management of returning products to vendors, charities, or channels outside of our leading marketplace solutions.
    - Outbound fulfillment—we can arrange for domestic or international shipping for all merchandise, whether it's a small item or container load for export located in one of our distribution centers or at a seller's facility.

- *Settlement and customer support.* Settlement and customer support services are designed for successful and reliable completion of transactions and include:
    - Buyer qualification—we qualify buyers to ensure their compliance with applicable government or seller mandated terms of sale, as well as to confirm their ability to complete a transaction.
    - Collection and settlement—we collect payments on behalf of sellers prior to delivery of any merchandise and disburse the profits to the seller after the satisfaction of all conditions of a sale.
    - Transaction tracking and reporting—we enable sellers and buyers to track and monitor the status of their transactions throughout the sales process. We support the successful completion of each transaction on behalf of the buyer and seller. We provide a range of comprehensive reporting services to sellers upon the completion of a transaction. Our invoicing and reporting tools can be integrated with the seller's information system, providing a more efficient flow of data.
    - Customer support and dispute resolution—we provide full customer support throughout the transaction process and dispute resolution for our customers if needed.

Buyer services. Many of the services we provide to sellers also benefit buyers by providing them with the information necessary to make a more informed bid and to receive the goods they purchased. Our buyer focused services include the following:

- Intelligent alerts and recommendations—we notify buyers of upcoming auctions based on their registered preferences and prior transaction history. Registered preferences can be as broad as a product category or as specific as a part number or key word. We use this information to ensure informed recommendations whenever we identify a product that fits a buyer's preference. We will alert our buyers based on their preferences when auctions are initially launched or nearing conclusion and based on various other parameters to enable our buyers to see the most relevant products.
- Search and navigation tools—buyers can search our marketplaces for products based on a variety of criteria and personalized settings, including product category, keyword, lot size, product condition, product geographic location and auction ending date.
- Dynamic pricing tools, product information, and shipping quotes—we offer multiple dynamic pricing tools including outbid notification, automated bid agent and automatic auction extension. In addition, we provide buyers the information they need to make informed decisions, including product, seller performance, and online shipping quotes to help understand their landed cost.
- Broad and flexible range of shipping/pick-up options—we can provide packaging and shipping services for each transaction, whether it is a small item or container loads for export, including buyer pick-up at our premises, for the vast majority of transactions, or support of buyer arranged transportation. We support the most efficient solution for each transaction and each buyer.

- Secure settlement and customer support—in addition to qualifying sellers, providing several electronic payment options and serving as a trusted market intermediary, we verify transaction completion, which in turn enhances buyer confidence. In addition, we provide full reliable customer support throughout the transaction process.

Sales and Marketing

We utilize a direct sales and marketing force to acquire and manage our seller and buyer accounts. As of September 30, 2013, we had 130 sales and 64 marketing personnel. Our sales activities are focused primarily on acquiring new sellers and improving the value to existing sellers. Our marketing activities are focused primarily on acquiring new buyers and increasing existing buyer participation.

Sales

Our sales personnel develop seller relationships, establish agreements to provide our services and manage the business accounts on an on-going basis. Our sales team focuses on building long-term relationships with sellers that we believe will generate recurring transactions. They also leverage our years of experience and market data of completed transactions to identify which of our various services would be beneficial to each new or existing seller.

Our sales group is organized to serve three distinct groups of sellers: large corporate accounts, medium to small corporate accounts and government accounts. This approach is based on our experience in understanding and serving the unique needs of each type of seller:

- *Large corporate sellers.* These sellers require a customized approach, using a combination of our industry-focused sales team and our value-added services to create a comprehensive solution.
- *Medium to small corporate sellers.* These sellers are offered a turn-key solution enabling them to self-serve in our marketplaces by accessing tools and resources to optimize their internal processes and net recovery.
- *Government sellers.* These sellers require a customized approach. Sales efforts are both pro-active and re-active, including responding to already structured contract proposal requests and assisting government agencies in developing the appropriate scope of work to serve their needs.

Our sales personnel receive a salary and performance-based commissions.

Marketing

We use a variety of online and traditional marketing to attract and activate professional buyers to maximize the number of bidders participating in our online marketplaces as well as to support our sales team:

- *Buyer acquisition.* We utilize online marketing, including paid search advertising, search engine optimization, affiliate programs and cross promotion on all of our marketplaces to acquire new buyers. We supplement this online marketing with special event print media, classified advertisements and selected direct mail campaigns. Public relations campaigns, participation in trade shows and speaking engagements also complement our overall buyer acquisition efforts.
- *Buyer participation.* We use a variety of tools to increase buyer participation, including: targeted opt-in e-mail newsletters that rely on the buyer's stated categories of interest and past bidding or transaction activity; special e-mail alerts highlighting specific products of interest; personalized recommendation engines; and convenient search tools that enable a buyer or prospective buyer to find desired items on our online marketplaces.

- *Market research.* In order to better target buyers by industry segment, geographic location or other criteria, our marketing department has gathered data and information from each of the buyer segments we serve. In addition, the marketing department conducts regular surveys to better understand buyers' behavior and needs. We have a privacy policy and have implemented security measures to protect this information.
- *Sales support.* Our marketing department creates supporting documentation and research to support our sales team in presenting our company to potential sellers and buyers, including sales brochures, white papers and participation in selected trade shows.

All marketing activities are evaluated based on the level of auction participation in our marketplaces and the cost effectiveness of each action.

Technology and Infrastructure

Our marketplaces are fully web-based and can be accessed from any Internet enabled device by using a standard web browser. Our technology systems enable us to automate and streamline many of the manual processes associated with finding, evaluating, bidding on, paying for and shipping surplus and salvage assets. The technology and content behind our marketplaces and integrated value-added services were developed in-house by full-time employees, providing us with control over the marketplaces and the ability to make rapid enhancements to better fit the specific needs of our business and customers. Our marketplaces are supported by a common database architecture and a shared system application. This infrastructure provides:

- an efficient channel to sell online through a variety of pricing mechanisms (standard auction, sealed bid, Dutch auction and fixed price);
- a scalable back office that enables buyers and sellers to efficiently manage transactions among remote business users by utilizing account management tools, including payment collection, invoicing management, shipping and transaction settlement; and
- an input/output agnostic platform, including Application Programming Interface (APIs) or other conduits that enable us to integrate seamlessly with partner enterprise applications of sellers and third party service providers.

We have designed our websites and supporting infrastructure to be highly robust and to support new services and increased traffic. Our servers are fully-managed and hosted in a physically secure and network-secure environment at data centers in Ashburn, Virginia, which is managed by Equinix, Inc., in Houston, Texas, which is managed by CyrusOne, in London, GBR, which is managed by COLT, and in Dallas, Texas, which is managed by Equinix, Inc. Every critical piece of our application is fully redundant, and we maintain off-site back-up systems as well as a disaster recovery facility. Our network connectivity offers high performance and scalability to accommodate increases in website traffic. Since January 1, 2003, we have experienced no material service interruptions on our online marketplaces.

Our applications support multiple layers of security, including password-protected log-ins, encryption technology to safeguard information transmitted in web sessions and firewalls to help prevent unauthorized access to our network and servers. We devote significant efforts to protecting our systems from intrusion.

Operations

Supporting large organizations that have a recurring need to sell surplus and salvage assets requires systematic processes to enhance the financial value and convenience received by our customers. We believe we have integrated all of the required operational processes into our solution to efficiently and to effectively support our buyers and sellers. Our operations group is comprised of three functions: (1) buyer relations, (2) shipping logistics and (3) distribution center and field service operations.

Buyer relations

Our buyer relations group supports the completion of buyer transactions by managing the buyer registration and qualification process, answering questions and requests from buyers, collecting buyer payments and resolving disputes. Our websites contain extensive information about buying through our online marketplaces, including an online tutorial regarding the use of our marketplaces, answers to frequently-asked buyer questions and an indexed help section. Buyers are able to contact a customer service representative by live chat as well as e-mail or phone if they need additional support.

Shipping logistics

Our shipping logistics group manages and coordinates inbound and outbound shipping of merchandise for sellers and buyers. We offer, as part of our value-added services, integrated shipping services and price quotes through multiple shipping carriers. In addition, our shipping coordination group personnel monitor the performance and service level of our network of carriers to help ensure speed and quality of service.

Distribution center and field service operations

Our distribution center and field service operations group performs selected pre-sale and post-sale value-added services at our distribution centers and at seller locations globally. These activities include unloading, manifesting and reporting discrepancies for all received assets and sales preparation of offered assets, including merchandising and organizing offered assets, writing product descriptions, capturing digital images/video and providing additional optional value-added services such as product delabeling, data cleaning/wiping, testing, refurbishment and repackaging. Our distribution center and field service operations group personnel also arrange the outbound shipping or pick-up of purchased assets with our buyers.

Competition

The online services market for auctioning or liquidating surplus and salvage assets is competitive and growing rapidly. We currently compete with:

- other e-commerce providers;
- auction websites;
- government agencies that have created websites to sell surplus and salvage assets; and
- traditional liquidators and fixed-site auctioneers.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of surplus and salvage assets. In addition, manufacturers, retailers and additional government agencies may decide to create their own websites to sell their own surplus and salvage assets and those of third parties. Competitive pressures could harm our business, financial condition and operating results.

Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

Our Contracts with the U.S. Department of Defense

We are the exclusive contractor with the DLA Disposition Services for the sale of surplus and scrap assets of the U.S. Department of Defense in the United States. This relationship provides a significant supply of goods that we offer to our buyer base through our online marketplace *www.govliquidation.com*. In support of these contracts, we provide services in over 1 million square feet of military warehouse space at over 150 military bases throughout the United States.

We have two material contracts with DoD under which we acquire, manage and sell government property. The largest contract was originally awarded in June 2001, was renewed in December 2008, and relates to usable surplus property of DoD turned in to the DLA Disposition Services and located in the United States, Puerto Rico and Guam, such as computers, electronics, office supplies, equipment, aircraft parts, clothing and textiles (the "Surplus Contract"). The second contract was awarded in June 2005 and relates to substantially all scrap property of DoD turned into the DLA Disposition Services, such as metals, alloys, and building materials. Property sold under the contracts is "demilitarized" prior to sale and does not include weapons or hazardous materials (the "Scrap Contract").

The Surplus Contract accounted for 30.3%, 27.2%, and 27.7% of our revenue and 18.5%, 15.5%, and 15.0% of our gross merchandise volume for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. We began operating under the Scrap Contract in August 2005, and it accounted for 25.5%, 16.1%, and 13.5% of our revenue and for 15.4%, 8.9%, and 7.0% of our gross merchandise volume for the fiscal years 2011, 2012 and 2013, respectively. The contracts were awarded in competitive bids conducted by DoD, and we may be required to go through a new competitive bidding process when our existing contracts expire.

Under the Surplus Contract, as amended, we are obligated to purchase all DoD surplus property at 1.8% of Disposition Services' original acquisition value. The DoD has broad discretion to determine what property will be made available for sale to us under the new Surplus Contract and may retrieve or restrict property previously sold to us for national security reasons or if the property is otherwise needed to support the mission of the DoD. The Surplus Contract has a 36 month term, beginning February 2009, with two 12 month renewal options exercisable by the DoD. The DoD has exercised both renewal options. During April 2013, the DoD issued a Request For Information (RFI) for the Surplus and Scrap Contracts. During November 2013, the DoD suspended the Request For Proposal (RFP) process for the Surplus Contact. We continue to provide services under our existing contract.

Under the Scrap Contract, we acquire scrap property at a per pound price and disburse 77% of the profits to the DOD, which we refer to as profit-sharing distributions. As a result of these arrangements, we recognize as revenue the gross proceeds from these sales. We also have a small business performance incentive based on the number of scrap buyers that are small businesses that would allow us to receive up to an additional 2% of the profit sharing distribution. The Scrap Contract base term expired in June 2012, subject to the DoD's right to extend for three additional one-year terms. The DoD has exercised the first and the second renewal options.

These contracts require us to satisfy export control and other regulatory requirements in connection with sales. Specifically, for specified categories of property sold under the contracts that are subject to export controls, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer's business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items.

Applicable export controls include the Export Administration Regulations enforced by the Bureau of Industry and Security ("BIS") of the U.S. Department of Commerce, and the International Traffic In Arms Regulations enforced by the Directorate of Defense Trade Controls ("DDTC") of the U.S. Department of State. Our collection, settlement tools and procedures are designed so that transactions for these categories of property cannot be completed until we receive a completed end-use certificate and confirmation of the buyer's trade security controls clearance. In addition, we do not combine export-controlled property into auction lots with property not subject to export controls.

We are also prohibited from selling property to persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments, including the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury and the Entity List maintained by BIS, the Denied Persons List maintained by BIS and the Debarred Parties List maintained by DDTC. In addition, we are prohibited from selling to countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. As part of each sale, we collect information from potential customers that our systems cross reference against a list of restricted or prohibited parties and countries, regimes, or nationals that are the target of economic sanctions or other embargoes in order to comply with these restrictions. Failure to satisfy any of these export control and other regulatory requirements could subject us to civil and criminal penalties and administrative sanctions, including termination of the DLA Disposition Services contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. federal government agencies.

The Scrap Contract may be terminated by DoD or by us if the rate of return proceeds performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. We have never failed to meet the required benchmark ratios during any of the testing periods. DoD also has the right to audit our performance under the contracts. DoD may terminate the contracts and seek other contract remedies in the event of material breaches, provided that it provides us notice and a 30-day opportunity to cure such breaches. The new Surplus Contract contains a provision providing for a mutual termination of the contract for convenience.

Our Contracts with Wal-Mart

In connection with our acquisition of Jacobs Trading, LLC ("Jacobs") on October 1, 2011, we assumed the rights and obligations under a Master Merchandise Salvage Contract (the "Wal-Mart Agreement"). We have the exclusive right to purchase certain consumer products from Wal-Mart that have been removed from the sales stream of its retail operations and we believe this agreement will be the source of a significant portion of our revenue and GMV during its term, which expires on May 16, 2016 and thereafter continues on a month to month basis. In addition, we have other contracts / programs with Wal-Mart. For the year ended September 30, 2013, approximately 11% of our GMV was generated from Wal-Mart under multiple contracts / programs.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. Many jurisdictions also regulate "auctions" and "auctioneers" and may regulate online auction services. These consumer protection laws and regulations could result in substantial compliance costs and could interfere with the conduct of our business.

In many states, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions and auctioneering, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These potential restrictions could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

In connection with our contracts with the U.S. federal government, the U.S. federal government has the right to audit and review our performance on our government contracts, as well as our compliance with applicable laws and regulations. In addition, we sell merchandise under our government contracts, such as scientific instruments, information technology equipment and aircraft parts, that is subject to further government regulations, some of which may require us to obtain an export license in certain circumstances or an end-use certificate from the buyer. In the United States, the sale of this type of merchandise is further regulated by, among others, the U.S. Export Administration Regulations, International Traffic in Arms and the economic sanctions and embargo laws enforced by the Office of Foreign Assets Control Regulations. If a government audit uncovers improper or illegal activities, or if we are alleged to have violated any laws or regulations governing the products we sell under our government contracts, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, denial of export privileges, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. See "Risk Factors—Unfavorable findings resulting from a government investigation or audit could subject us to a variety of penalties and sanctions, could negatively impact our future operating results and could force us to adjust previously reported operating results."

Intellectual Property

We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and common law copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. These contractual restrictions include confidentiality and non-compete provisions. We generally enter into agreements containing these provisions with our employees, contractors and third parties with whom we have strategic relationships. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. We currently are the registered owners of several Internet domain names, including *www.liquidation.com, www.govliquidation.com, www.govdeals.com, www.networkintl.com, www.truckcenter.com, www.secondipity.com, and www.go-dove.com*. We pursue the registration of our trademarks in the U.S. and internationally. We are pursuing patent protection. Effective patent, copyright, trademarks, trade secret and domain name protection is expensive to maintain and may require litigation to enforce our intellectual property rights. We seek to protect our domain names in an increasing number of jurisdictions and may not be successful in certain jurisdictions.

We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, financial condition, results of operations and cash flows.

We do not believe that our business, sales policies or technologies infringe the proprietary rights of third parties. However, third parties have in the past and may in the future claim that our business, sales policies or technologies infringe their rights. We expect that participants in the e-commerce market will be increasingly subject to infringement claims as the number of services and competitors in the industry grows. Any such claim, with or without merit, could be time consuming, result in costly litigation or an injunction or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, or at all or may be prohibited by an injunction. As a result, any such claim of infringement against us could have a material adverse effect upon our business, financial condition, results of operations and cash flows.

Employees

As of September 30, 2013, we had 1,020 U.S. employees, including 151 in sales and marketing, 97 in technology, 73 in customer service, 563 in operations and 136 in finance and administration. In addition, as of that date, we had 282 international employees, including 43 in sales and marketing, 2 in technology, 175 in operations and 62 in finance and administration.

None of our U.S. employees are covered by collective bargaining agreements and 42% of our non-U.S. employees are covered by collective bargaining agreements or statutory trade union agreements. During fiscal year 2014, we are scheduled to negotiate collective bargaining agreements with employees at our Toronto, ON location that are represented by union locals affiliated with the United Food & Commercial Workers International Union. We believe that we have good relationships with our employees. We have never had a work stoppage.

Available Information

Our annual, quarterly and current reports, proxy statements, amendments to those reports and other information are also made available free of charge on our website *www.liquidityservicesinc.com*, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. We use our website as a channel of distribution for material company information. Important information, including news releases, analyst presentations and financial information regarding the Company is routinely posted on and accessible at *www.liquidityservicesinc.com*.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include but are not limited to those listed in Part I, Item 1A ("Risk Factors") and in our other filings with the Securities and Exchange Commission (SEC) from time to time. You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements apply only as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included in this document. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Item 1A. Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this Annual Report, including the consolidated financial statements and related notes, before making an investment decision with respect to our common stock. If any of the following risks occur, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock. The risks and uncertainties described below are not in any particular order and are not the only significant risks we may face. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

We depend on contracts with the United States Department of Defense and Wal-Mart for a significant portion of our revenue, and if our relationships with these customers are disrupted, we would experience a significant decrease in revenue and income.

We have two material contracts with the DLA Disposition Services under which we acquire, manage and sell surplus and scrap property of the DoD. If our relationship with the DoD is impaired, we are not awarded new DoD contracts when our current contracts expire, any of our DoD contracts are terminated or the supply of assets under the contracts is significantly decreased, we would experience a significant decrease in revenue and have difficulty generating income. The Surplus Contract accounted for 30.3%, 27.2%, and 27.7% of our revenue and 18.5%, 15.5%, and 15.0% of our GMV for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. The Scrap Contract accounted for 25.5%, 16.1%, and 13.5% of our revenue and 15.4%, 8.9%, and 7.0% of our GMV in fiscal year 2011, 2012 and 2013, respectively. We believe that these contracts will continue to be the source of a significant portion of our revenue and GMV during their respective terms. The Surplus Contract has a three-year base term that expired in February 2012, subject to the DoD's right to extend for two additional one-year terms. The DoD has exercised both extension options. The Scrap Contract has a seven-year base term that expired in June 2012, subject to the DoD's right to extend for three additional one-year terms. The DoD has exercised its right to extend the performance period of the Scrap Contract to June 2014. The contracts were awarded by the DoD through a competitive bidding process, and we may be required to go through a new competitive bidding process when our existing contracts expire. During April 2013, the DoD issued a Request for Information (RFI) for the Surplus and Scrap Contracts. During November 2013, the DoD suspended the RFP process for the Surplus Contact.

Our Surplus Contract with the DoD allows either party to terminate the contract for convenience. Although our Scrap Contract does not allow the DoD to terminate for convenience, it requires us to meet specified performance benchmarks. The Scrap Contract may be terminated by the DoD if rate of return performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. Although, to date, we have never failed to meet the required benchmark ratios during any of the testing periods, we cannot assure you that we will meet the performance benchmarks in the future. The DoD also has the right, after giving us notice and a 30-day opportunity to cure, to terminate the contracts and seek other contract remedies in the event of material breaches. We continue to provide services under our existing contract.

In connection with our acquisition of Jacobs Trading, LLC ("Jacobs") on October 1, 2011, we assumed ILJ Enterprises, LLC's rights and obligations under the Master Merchandise Salvage Contract (the "Wal-Mart Agreement") dated as of May 13, 2011 between ILJ Enterprises and Wal-Mart Stores, Inc. We have the exclusive right to purchase certain consumer products from Wal-Mart that have been removed from the sales stream of its retail operations and we believe this agreement will be the source of a significant portion of our revenue and GMV during its term, which expires on May 16, 2016 and thereafter continues on a month to month basis. While we cannot assure you what our revenue will be for any future period, we believe that the Wal-Mart Agreement will account for a significant portion of our revenue and our GMV for the 2014 fiscal year. If we breach the Wal-Mart Agreement, Wal-Mart may unilaterally terminate the agreement. If our relationship with Wal-Mart is impaired or the Wal-Mart Agreement is terminated, our revenue and income would be significantly lower than currently expected. In addition, we have other contracts / programs with Wal-Mart. For the year ended September 30, 2013, approximately 11% of our GMV was generated from Wal-Mart under multiple contracts / programs.

Unfavorable findings resulting from a government audit or investigation could subject us to a variety of penalties and sanctions, could negatively impact our future operating results and could force us to adjust previously reported operating results.

The federal government has the right to audit our performance under our government contracts. Any adverse findings from audits or reviews of our performance under our contracts could result in a significant adjustment to our previously reported operating results. For example, our DoD Scrap contract provides that we share sales profits with the government. The federal government may disagree with our calculation of the profits realized from the sales of government assets and may require us to increase profit-sharing payments to the government that have been made in the past. If this occurs, our past operating margins may be reduced. The results of an audit by the government could significantly limit the volume and type of merchandise made available to us under our contracts with the DoD, resulting in lower gross merchandise volume, revenue, and profitability for our company. If such a government audit uncovers improper or illegal activities, we could be subject to civil and criminal penalties, administrative sanctions and could suffer serious harm to our reputation. Government and law enforcement agencies may also investigate our other activities under our DoD contracts and our company. If such an investigation alleges that we engaged in improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. If, as the result of a government audit or investigation, or for any other reason, we are suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies is impaired, or if the government otherwise ceases doing business with us or significantly decreases the amount of business it does with us, our revenue and profitability would substantially decrease.

The success of our business depends on our ability to successfully obtain a supply of merchandise for our buyers and to attract and retain active professional buyers to create sufficient demand for our sellers.

Our ability to increase our revenue and maintain profitability depends on whether we can successfully expand the supply of merchandise available for sale on our online marketplaces and attract and retain active professional buyers to purchase the merchandise. Our ability to attract sufficient quantities of suitable merchandise and new buyers will depend on various factors, some of which are out of our control. These factors include our ability to:

- offer sellers liquid marketplaces for their surplus and salvage assets;
- offer buyers a sufficient supply of merchandise;
- develop and implement effective sales and marketing strategies;
- comply with regulatory or corporate seller requirements affecting marketing and disposition of certain categories of merchandise;
- efficiently catalogue, handle, store, ship and track merchandise;
- achieve high levels of seller and buyer satisfaction with the trading experience.

We may not be able to compete successfully against existing or future competitors.

The online services market for auctioning or liquidating surplus and salvage assets is competitive and growing rapidly. Competitive pressures could affect our ability to attract and retain customers, which could decrease our revenue and negatively affect our operating results. We currently compete with:

- other e-commerce providers;
- auction websites;
- government agencies that have created websites to sell surplus and salvage assets; and
- traditional liquidators and fixed-site auctioneers.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of surplus and salvage assets. In addition, manufacturers, retailers and government agencies may decide to create their own websites to sell their own surplus and salvage assets and those of third parties.

Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

If we fail to successfully integrate our acquired businesses and operations and/or fully realize the expected benefits of these acquisitions in the expected time frame, our future operating results may be materially adversely affected.

The success of our most recent acquisitions of GoIndustry and NESA depends, in part, on our ability to successfully integrate the acquired businesses and operations with our other businesses and fully realize the anticipated benefits of the acquisitions. If we are not able to achieve these objectives in a cost-effective and timely manner, we may not fully realize the anticipated benefits of the acquisition or it may take us longer to realize the benefits of the acquisition than we expect. Our acquired operations outside the U.S. may present unique challenges or increase our exposure to risks associated with foreign operations, including foreign currency risks and risks associated with local regulatory regimes.

The integration process could result in the loss of key customers or key employees, increase our operating or other costs, decrease our profit margins or disrupt our other businesses, each of which could impair our ability to achieve the anticipated benefits of the acquisition. Our efforts to integrate the acquired businesses will divert management's attention and resources from our other businesses. Any failure to timely realize the anticipated benefits of the acquisition could have a material adverse effect on our revenues, expenses and operating results.

If we fail to manage our growth effectively, our operating results could be adversely affected.

We have expanded our operations rapidly since our inception in 1999. Although we currently do not have specific plans for any expansion that would require significant capital investment, in the future we plan to expand our operations further by developing new or complementary services, products, or trading formats and enhancing the breadth and depth of our value-added services. We also plan to continue to expand our sales and marketing, technology and client support organizations. In addition, we will likely need to continue to improve our financial and management controls and our reporting systems and procedures. If we are unable to effectively implement these plans and to otherwise manage our expanding operations, we may not be able to execute our business strategy and our operating results could significantly decrease.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause volatility in our stock price.

Our prior operating results have fluctuated due to changes in our business and the e-commerce industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

- the addition of new buyers and sellers or the loss of existing buyers and sellers;
- the volume, size, timing and completion rate of transactions in our marketplaces;
- changes in the supply and demand for and the volume, price, mix and quality of our supply of surplus and salvage assets;
- introduction of new or enhanced websites, services or product offerings by us or our competitors, which may impact our margins;
- implementation of significant new contracts;
- changes in our pricing policies or the pricing policies of our competitors;
- changes in the conditions and economic prospects of the e-commerce industry or the economy generally, which could alter current or prospective buyers' and sellers' priorities;
- technical difficulties, including telecommunication system or Internet failures;
- changes in government regulation of the Internet and e-commerce industry;
- event-driven disruptions such as war, terrorism, disease and natural disasters;
- seasonal patterns in selling and purchasing activity; and
- costs related to acquisitions of technology or equipment.

Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

Our operating results depend on our websites, network infrastructure and transaction processing systems. Service interruptions or system failures could negatively affect the demand for our services and our ability to grow our revenue.

Any system interruptions that affect our websites or our transaction systems could impair the services that we provide to our sellers and buyers. In addition, our systems may be vulnerable to damage from a variety of other sources, including telecommunications failures, power outages, malicious human acts and natural disasters. Improving the reliability and redundancy of our systems may be expensive, reduce our margins and may not be successful in preventing system failures. Our services are also substantially dependent on systems provided by third parties, over whom we have little control. We have occasionally experienced interruptions to our services due to system failures unrelated to our own systems. Any interruptions or failures of our current systems or our ability to communicate with third party systems could negatively affect the demand for our services and our ability to grow our revenue.

If we do not respond to rapid technological changes or upgrade our systems, we could fail to grow our business and our revenue could decrease.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce business. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our operations to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate financial information, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. The Internet and the e-commerce industry are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our ability to grow could be limited and our revenue could decrease.

Shipment of merchandise sold in our marketplaces could be delayed or disrupted by factors beyond our control and we could lose buyers and sellers as a result.

We rely upon third party carriers such as United Parcel Services, or UPS, for timely delivery of our merchandise shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor difficulties, inclement weather, terrorist activity and increased fuel costs. In addition, we do not have a long-term agreement with UPS or any other third party carriers, and we cannot be sure that our relationship with UPS will continue on terms favorable to us, if at all. If our relationship with UPS is terminated or impaired or if UPS is unable to deliver merchandise for us, we would be required to use alternative carriers for the shipment of products to our buyers. We may be unable to engage alternative carriers on a timely basis or on terms favorable to us, if at all. Potential adverse consequences include:

- reduced visibility of order status and package tracking;
- delays in merchandise receipt and delivery;
- increased cost of shipment; and
- reduced shipment quality, which may result in damaged merchandise.

Any failure to receive merchandise at our distribution centers or deliver products to our buyers in a timely and accurate manner could lead to client dissatisfaction and cause us to lose sellers and buyers.

A significant interruption in the operations of our customer service system or our distribution centers could harm our business and operating results.

Our business depends, to a large degree, on effective customer service and distribution center operations. We currently staff DoD warehouse distribution space, for which we do not incur leasing costs, as well as leased commercial warehouse distribution space. These operations could be harmed by several factors, including any material disruption or slowdown at our distribution centers resulting from labor disputes, changes in the terms of our underlying lease agreements or occupancy arrangements in the case of government provided facilities, telecommunications failures, power or service outages, human error, terrorist attacks, natural disasters or other events. In addition, space provided to us by the DoD could be re-configured or reduced as a result of the DoD's Base Realignment and Closure initiative or other infrastructure reduction initiatives.

If we fail to accurately predict our ability to sell merchandise in which we take inventory risk and credit risk, our margins may decline as a result of lower sale prices from such merchandise.

Under our profit-sharing and purchase model, we purchase merchandise and assume the risk that the merchandise may sell for less than we paid for it. We assume general and physical inventory and credit risk. These risks are especially significant because some of the goods we sell on our websites are characterized by rapid technological change, obsolescence and price erosion, and because we sometimes make large purchases of particular types of inventory. In addition, we do not receive warranties on the goods we purchase and, as a result, we have to resell or dispose of any returned goods. Historically, the number of disposed goods (which includes returned goods that we have not resold) has been less than 2% of the goods we have purchased. To manage our inventory successfully, we need to maintain sufficient buyer demand and sell merchandise for a reasonable financial return. We may miscalculate buyer demand and overpay for the acquired merchandise. In the event that merchandise is not attractive to our buyer base, we may be required to take significant losses resulting from lower sale prices, which could reduce our revenue and margins. For example, under the Surplus Contract, we are obligated to purchase all DoD surplus property at 1.8% of the original acquisition cost, which varies depending on the type of surplus property being purchased. Under the Scrap Contract, we acquire scrap property at a per pound price. Declines in commodity prices may also reduce the profit we are able to realize in our scrap business. For example, we may not be able to sell our inventory for amounts above its cost and we may incur a loss in products we handle for our commercial clients. As we grow our business, we may choose to increase the amount of merchandise we purchase directly from sellers, thus resulting in increased inventory levels and related risk. Any such increase would require the use of additional working capital and subject us to the additional risk of incurring losses on the sale of that inventory.

We may be unable to adequately protect or enforce our intellectual property rights, which could harm our reputation and negatively impact the growth of our business.

We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. Despite these protections, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization or independently develop similar intellectual property.

We currently are the registered owners of several Internet domain names, including *www.liquidation.com*, *www.govliquidation.com*, *www.govdeals.com,www.networkintl.com*, *www.truckcenter.com*, *www.secondipity.com*, and *www.go-dove.com*. We pursue the registration of our domain names in the U.S. and internationally. We currently do not have any patents or registered copyrights, but we are pursuing patents. Effective patent, copyright, trademark, service mark, trade secret and domain name protection is expensive to maintain and may require litigation. Our competitors may adopt trade names or domain names similar to ours, thereby impeding our ability to promote our marketplaces and possibly leading to client confusion. In addition, we could face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our marketplace names. Any claims related to our intellectual property or client confusion related to our marketplaces could damage our reputation and negatively impact the growth of our business.

Our inability to use software licensed from third parties or our use of open source software under license terms that interfere with our proprietary rights could disrupt our business.

We use software licensed from third parties, including some software, known as open source software that we use without charge. We currently use the following open source software: Linux (an operating system), MySql (database software), PERL (an interpreter), Apache (a web server), and Java and we may in the future use additional open source software. In the future, these licenses to third party software may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future services or enhancements of existing services, which could impair our business. In addition, the terms of certain open source software licenses may require us to provide modified versions of the open source software, which we develop, if any, or any proprietary software that incorporates all or a portion of the open source software, if any, to others on unfavorable license terms that are consistent with the open source license term. If we are required to license our proprietary software in accordance with the foregoing, our competitors and other third parties could obtain access to our intellectual property, which could harm our business.

Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results.

Other parties may assert that we have infringed on their technology or other intellectual property rights. We use internally developed systems and licensed technology to operate our online auction platform and related websites. Third parties could assert intellectual property infringement claims against us based on our internally developed systems or use of licensed third party technology. Third parties also could assert intellectual property infringement claims against parties from whom we license technology. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel and/or delays in completion of sales. Furthermore, the outcome of a dispute may be that we would need to change technology, develop non-infringing technology or enter into royalty or licensing agreements. A switch to different technology could cause interruptions in our business. Internal development of a non-infringing technology may be expensive and time-consuming, if we are able to successfully develop such technology at all. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Incurrence of any of these costs could negatively impact our operating results.

If we do not retain our senior management, we may not be able to achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management, particularly William P. Angrick, III, our chief executive officer. We do not have key-person insurance on any of our officers or employees. The loss of any member of our existing senior management team could damage key seller relationships, result in the loss of key information, expertise or know-how, lead to unanticipated recruitment and training costs and make it more difficult to successfully operate our business and achieve our business goals.

If we are unable to attract and retain skilled employees, we might not be able to sustain our growth.

Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with sales, marketing, operations and technology expertise. Competition for employees in our industry is intense. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to grow our business and revenue.

We may need additional financing in the future, which may not be available on favorable terms, if at all.

We may need additional funds to finance our operations, as well as to enhance our services, fund our expansion, respond to competitive pressures or acquire complementary businesses or technologies. However, our business may not generate the cash needed to finance such requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

We face legal uncertainties relating to the Internet in general and to the e-commerce industry in particular and may become subject to costly government regulation.

The laws and regulations related to the Internet and e-commerce are evolving. These laws and regulations relate to issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity and personal privacy could also affect our business. Laws adopted prior to the advent of the Internet may not contemplate or address the unique issues of the Internet and related technologies and it is not clear how they will apply. Current and future laws and regulations could increase our cost of doing business and/or decrease the demand for our services.

Our auction business may be subject to a variety of additional costly government regulations.

Many states and other jurisdictions have regulations governing the conduct of traditional "auctions" and the liability of traditional "auctioneers" in conducting auctions, which may apply to online auction services. In addition, certain states have laws or regulations that expressly apply to online auction services. We expect to continue to incur costs in complying with these laws and could be subject to fines or other penalties for any failure to comply with these laws. We may be required to make changes in our business to comply with these laws, which could increase our costs, reduce our revenue, cause us to prohibit the listing of certain items, or otherwise adversely affect our financial condition or operating results.

In addition, the law regarding the potential liability of an online auction service for the activities of its users is not clear. We cannot assure you that users of our websites will comply with our terms and conditions or with laws and regulations applicable to them and their transactions. It is possible that we may be subject to allegations of civil or criminal liability for any unlawful activities conducted by sellers or buyers. Any costs we incur as a result of any such allegations, or as a result of actual or alleged unlawful transactions using our marketplaces, or in our efforts to prevent any such transactions, may harm our opportunities for future revenue growth. In addition, any negative publicity we receive regarding any such transactions or allegations may damage our reputation, our ability to attract new sellers and buyers and our business.

Certain categories of merchandise sold on our marketplaces are subject to government restrictions.

We sell merchandise, such as scientific instruments, information technology equipment and aircraft parts, that is subject to export control and economic sanctions laws, among other laws, imposed by the United States and other governments. Such restrictions include the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and economic sanctions and embargo laws administered by the Office of the Foreign Assets Control Regulations. These restrictions prohibit us from, among other things, selling property to (1) persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments or (2) countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. In addition, for specified categories of property sold under our contracts with the DoD, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer's business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items.

We may incur significant costs or be required to modify our business to comply with these requirements. If we are alleged to have violated any of these laws or regulations we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety are made against us, whether or not true.

Our business may be harmed if third parties misappropriate our clients' confidential information.

We retain highly confidential information on behalf of our clients in our systems and databases. Although we maintain security features in our systems, our operations may be susceptible to hacker interception, break-ins and other disruptions. These disruptions may jeopardize the security of information stored in and transmitted through our systems. As the Department of Defense is one of our clients, our systems may be especially targeted by such malicious attackers. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. These issues are likely to become more difficult as we expand our operations. If any compromise of our security were to occur, we may lose clients and our reputation, business, financial condition and operating results could be harmed by the misappropriation of confidential client information. The loss of confidential client information could also expose us to the risk of liability and costly litigation. In addition, if there is any perception that we cannot protect our clients' confidential information, we may lose the ability to retain existing clients and attract new clients and our revenue could decline.

If we fail to comply with increasing levels of regulation relating to privacy, our business could suffer harm.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. In addition, several states have proposed or enacted legislation to limit uses of personal information gathered online or require online services to establish privacy policies. Data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Such regulations, along with increased government or private enforcement, may increase the cost of growing our business and require us to expend significant capital and other resources. Our failure to comply with these federal, state and international laws and regulations could subject us to lawsuits, fines, criminal penalties, statutory damages, adverse publicity and other costs could decrease our profitability.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our websites, our business could be harmed.

We are currently required to collect and remit sales taxes in all states for shipment of goods from our DoD contracts. We also collect and remit sales or other similar taxes in respect of shipments of other goods into states in which we have a substantial presence. In addition, as we grow our business, any new operation in states in which we currently do not collect and remit sales taxes could subject shipments into such states to state sales taxes under current or future laws.

In October 2007, the federal government extended until November 2014 a ban on state and local governments' imposition of new taxes on Internet access or electronic commerce transactions. This ban does not prohibit federal, state or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. Unless the ban is further extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation's expiration. An increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of demand for our services.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives resulted in a reversal of the Supreme Court's current position, we could be required to collect sales and use taxes in states other than states in which we currently collect and remit such taxes. A successful assertion by one or more local, state or foreign jurisdictions that the sale of merchandise by us is subject to sales or other taxes, could subject us to material liabilities and increase our costs of doing business. To the extent that we pass such costs on to our clients, doing so could harm our business and decrease our revenue.

Fraudulent activities involving our websites and disputes relating to transactions on our websites may cause us to lose clients and adversely affect our ability to grow our business.

We are aware that other companies operating online auction or liquidation services have periodically received complaints of fraudulent activities of buyers or sellers on their websites, including disputes over the quality of goods and services, unauthorized use of credit card and bank account information and identity theft, potential breaches of system security, and infringement of third-party copyrights, trademarks and trade names or other intellectual property rights. We may receive similar complaints if sellers or buyers trading in our marketplaces are alleged to have engaged in fraudulent or unlawful activity. In addition, we may suffer losses as a result of purchases paid for with fraudulent credit card data even though the associated financial institution approved payment. In the case of disputed transactions, we may not be able to require users of our services to fulfill their obligations to make payments or to deliver goods. We also may receive complaints from buyers about the quality of purchased goods, requests for reimbursement, or communications threatening or commencing legal actions against us. Negative publicity generated as a result of fraudulent conduct by third parties or the failure to satisfactorily settle disputes related to transactions on our websites could damage our reputation, cause us to lose clients and adversely affect our ability to grow our business.

False or defamatory statements transmitted through our services could harm our reputation and affect our ability to attract clients.

The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both the U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Our website allows users to make comments regarding the online auction industry in general and other users and their merchandise in particular. Although all such comments are generated by users and not by us, we are aware that claims of defamation or other injury have been made against other companies operating auction services in the past and could be made in the future against us for comments made by users. If we are held liable for information provided by our users and carried on our service, we could be directly harmed and may be forced to implement measures to reduce our liability. This may require us to expend substantial resources or discontinue certain service offerings, which could negatively affect our operating results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation and affect our ability to attract clients.

Our stock price has been volatile, and your investment in our common stock could suffer a decline in value.

The worldwide financial crisis led to an increase in the overall volatility of the stock market. Despite improved stock market performance, the increased volatility and other broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Other factors that could cause fluctuation in our stock price may include:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by a securities analyst who covers our stock;
- publication of research reports about our company or industry;
- conditions or trends in our industry;
- stock market price and volume fluctuations of other publicly traded companies and, in particular, those whose business involves the Internet and e-commerce;
- announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, strategic partnerships or divestitures;
- announcements by us or our competitors of technological innovations, new services or service enhancements;
- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
- the passage of legislation or other regulatory developments that adversely affect us, our clients or our industry;
- additions or departures of key personnel;
- sales of our common stock, including sales of our common stock by our directors and officers or specific stockholders; and
- general economic conditions and slow or negative growth of related markets.

Volatility in the market price of shares may prevent investors from being able to sell their shares of common stock at prices they view as attractive. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Some provisions of our charter, bylaws and Delaware law inhibit potential acquisition bids that you may consider favorable.

Our corporate documents and Delaware law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

- a staggered board of directors;
- a prohibition on actions by our stockholders by written consent;
- limitations on persons authorized to call a special meeting of stockholders;

- the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
- advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and
- the requirement that board vacancies be filled by a majority of our directors then in office.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Item 1B. Unresolved Staff Comments.

Not Applicable

Item 2. Properties.

We do not own any real property. We lease the following properties:

Purpose	Location	Square Feet	Lease Expiration Date
Corporate Headquarters	Washington, D.C., USA	27,100	September 30, 2019
Warehouse	Cranbury, New Jersey, USA	153,800	November 30, 2015
Warehouse	Dallas, Texas, USA	80,500	May 31, 2014
Warehouse	Plainfield, Indiana, USA	187,700	April 30, 2014
Warehouse	North Las Vegas, Nevada, USA	102,400	March 31, 2016
Administrative	Scottsdale, Arizona, USA	23,536	December 31, 2016
Warehouse	Columbus, Ohio, USA	340,000	January 31, 2014
Warehouse	Oklahoma City, Oklahoma, USA	325,100	February 15, 2014
Administrative	Montgomery, Alabama, USA	10,300	September 30, 2014
Administrative	Houston, Texas, USA	12,422	March 31, 2018
Storage Lot	Fontana, California, USA	130,700	May 31, 2018
Storage Lot	Blue Mound, Texas, USA	727,500	May 31, 2018
Storage Lot	Indianapolis, Indiana, USA	697,000	May 31, 2018
Storage Lot	Atlanta, Georgia, USA	479,200	May 31, 2018
Storage Lot	Wilmington, Delaware, USA	484,000	May 31, 2018
Administrative/Warehouse	Hopkins, Minnesota, USA	275,720	April 30, 2019
Warehouse	Appleton, Minnesota, USA	48,000	Month-to-Month
Warehouse	Hayward, California, USA	19,680	October 31, 2015
Warehouse	Hazelwood, Missouri, USA	21,368	November 30, 2013
Warehouse	Hayward, California, USA	24,600	October 31, 2015
Administrative	Owings Mills, Maryland, USA	10,800	May 31, 2014
Administrative	London, UK	6,365	Month-to-Month
Administrative	Toronto, Canada	45,000	February 28, 2016
Administrative	Calamba City, Philippines	15,500	August 31, 2016

In addition, we lease various administrative space in the North America totaling 72,944 square feet square feet, in Europe, 7,230 square feet, and in Asia, 7,829 square feet.

Our servers are housed in data centers in Ashburn, Virginia, which is managed by Equinix, Inc., in Houston, Texas, which is managed by CyrusOne, in London, GRB, which is managed by COLT, and in Dallas, Texas, which is managed by Equinix, Inc.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of our business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Item 4. Mine Safety Disclosures.—Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock has been traded on The NASDAQ Stock Market under the symbol LQDT since February 23, 2006. The following table sets forth the intra-day high and low per share bid price of our common stock as reported by The NASDAQ Stock Market for the periods indicated.

Fiscal year ended September 30, 2012	Low	High
First Quarter	$26.39	$39.76
Second Quarter	$31.00	$48.34
Third Quarter	$42.68	$66.57
Fourth Quarter	$37.68	$57.42
Fiscal year ended September 30, 2013		
First Quarter	$35.56	$50.74
Second Quarter	$28.62	$44.40
Third Quarter	$28.72	$40.90
Fourth Quarter	$27.26	$38.31

As of October 17, 2013, there were approximately 20,750 holders of record of our common stock.

Dividend Policy

Since becoming a public company on February 22, 2006, we have not paid cash dividends on our stock and currently anticipate that we will continue to retain any future earnings to finance the growth of our business. In addition, the credit agreement we entered into on April 30, 2010 contains restrictions on our ability to pay dividends.

Item 6. Selected Financial Data.

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended September 30, 2011, 2012 and 2013 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm, and that are included in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended September 30, 2009 and 2010, and the Consolidated Balance Sheet data as of September 30, 2009, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K. Certain reclassifications have been made to previously reported financial data to reflect the financial condition, results of operations and cash flows of the Company for discontinued operations. See the discussion of discontinued operations in "Note 5" in our accompanying consolidated financial statements.

	Year ended September 30,				
	2009	2010	2011	2012	2013
	(dollars in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue	$ 193,966	$ 249,337	$ 297,584	$ 415,829	$ 404,041
Fee revenue	25,045	23,678	29,794	59,475	101,815
Total revenue	219,011	273,015	327,378	475,304	505,856
Costs and expenses:					
Cost of goods sold (excluding amortization)	74,963	109,376	126,395	198,123	199,494
Profit-sharing distributions	43,722	41,310	49,318	43,242	35,944
Technology and operations	43,587	45,700	52,178	67,553	90,052
Sales and marketing	17,438	20,381	23,279	31,252	40,170
General and administrative	20,138	23,606	26,484	37,107	48,950
Amortization of contract intangibles	813	813	813	7,943	7,265
Depreciation and amortization	2,662	3,609	4,881	6,223	10,109
Acquisition costs	—	524	6,702	1,695	5,921
Total costs and expenses	203,323	245,319	290,050	393,138	437,905
Income from continuing operations	15,688	27,696	37,328	82,166	67,951
Interest income (expense) and other income (expense), net	506	(428)	(1,190)	(2,218)	704
Income from continuing operations before income taxes	16,194	27,268	36,138	79,948	68,655
Provision for income taxes	7,788	12,194	15,459	31,652	27,551
Income from continuing operations	8,406	15,074	20,679	48,296	41,104
Loss from discontinued operations	(2,687)	(3,061)	(12,167)	—	—
Net income	$ 5,719	$ 12,013	$ 8,512	$ 48,296	$ 41,104
Basic earnings(loss) per common share:					
From continuing operations	$ 0.30	$ 0.55	$ 0.75	$ 1.57	$ 1.30
From discontinued operations	(0.09)	(0.11)	(0.44)	—	—
Basic earnings per common share	$ 0.21	$ 0.44	$ 0.31	$ 1.57	$ 1.30
Diluted earnings(loss) per common share:					
From continuing operations	$ 0.30	$ 0.55	$ 0.71	$ 1.47	$ 1.26
From discontinued operations	(0.09)	(0.11)	(0.42)	—	—
Diluted earnings per common share	$ 0.21	$ 0.44	$ 0.29	$ 1.47	$ 1.26
Basic weighted average shares outstanding	27,699,223	27,098,016	27,736,865	30,854,796	31,616,926
Diluted weighted average shares outstanding	27,846,693	27,406,883	29,081,933	32,783,079	32,657,236
Non-GAAP Financial Measures:					
EBITDA from continuing operations(1)	$ 19,163	$ 32,117	$ 43,022	$ 96,332	$ 85,325
Adjusted EBITDA from continuing operations(1)	25,628	40,532	58,860	110,144	104,625
Supplemental Operating Data:					
Gross merchandise volume from continuing operations(2)	$ 338,721	$ 416,314	$ 548,552	$ 864,226	$ 973,325
Completed transactions(3)	469,000	522,000	475,000	501,000	530,000
Total registered buyers(4)	1,202,000	1,403,000	1,604,000	2,186,000	2,424,000
Total auction participants(5)	2,118,000	2,247,000	1,936,000	2,105,000	2,458,000

	As of September 30,				
	2009	2010	2011	2012	2013
	(in thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and short-term investments	$ 64,154	$ 75,939	$128,984	$104,782	$ 95,109
Working capital(6)	59,795	60,064	111,687	53,194	79,289
Total assets	138,588	164,904	227,807	400,408	421,344
Total liabilities	34,606	52,530	66,394	150,405	106,465
Total stockholders' equity	103,982	112,374	161,413	250,003	314,879

(1) EBITDA from continuing operations and adjusted EBITDA from continuing operations are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest income (expense) and other income (expense), net; (b) provision for income taxes; (c) amortization of contract intangibles; and (d) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for stock based compensation expense and acquisition costs such as transaction expenses and changes in earn out estimates. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

(2) Gross merchandise volume is the total sales value of all merchandise sold through our marketplaces during a given period.

(3) Completed transactions represent the number of auctions in a given period from which we have recorded revenue.

(4) Total registered buyers as of a given date represent the aggregate number of persons or entities who have registered on one of our marketplaces.

(5) For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times on that auction, and total auction participants for a given period is the sum of the auction participants in each auction conducted during that period.

(6) Working capital is defined as current assets minus current liabilities.

We believe non-GAAP financial measures, such as EBITDA and adjusted EBITDA, are useful to an investor in evaluating our performance for the following reasons:

- The amortization of contract intangibles relates to the amortization of the Scrap Contract beginning in June 2005, the Wal-Mart Contract beginning in October 2011, and an assumed contract associated with the NESA acquisition on November 1, 2012. Depreciation and amortization expense primarily relates to property and equipment. Both of these expenses are non-cash charges that have significantly fluctuated over the past five years. As a result, we believe that adding back these non-cash charges to net income is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.

- As a result of varying federal and state income tax rates, we believe that presenting a financial measure that adjusts net income for provision for income taxes is useful to investors when evaluating the operating performance of our business.

- Share-based payments to employees, including grants of employee stock options, are recognized in the income statement based on their estimated fair values. This expense is a non-cash charge that can fluctuate from year to year depending on the number of awards granted in a given year and, among other variables, the price of the Company's stock on the grant date. Accordingly, we believe adjusting net income for this non-cash stock based compensation expense is useful to investors when evaluating the operating performance of our business.

- We believe adjusting net income for acquisition related transaction expenses and changes in contingent consideration is useful to investors when evaluating the operating performance of our business on a consistent basis from year-to-year.

- We believe EBITDA and adjusted EBITDA are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.

- We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

- as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;
- for planning purposes, including the preparation of our internal annual operating budget;
- to allocate resources to enhance the financial performance of our business;
- to evaluate the effectiveness of our operational strategies; and
- to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. Our presentation of adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

The table below reconciles income from continuing operations to EBITDA and adjusted EBITDA from continuing operations for the periods presented.

	Year ended September 30,				
	2009	2010	2011	2012	2013
	(in thousands)				
Income from continuing operations	$ 8,406	$15,074	$20,679	$ 48,296	$ 41,104
Interest (income) expense and other (income) expense, net	(506)	428	1,190	2,218	(704)
Provision for income taxes	7,788	12,194	15,459	31,652	27,551
Amortization of contract intangibles	813	813	813	7,943	7,265
Depreciation and amortization	2,662	3,609	4,881	6,223	10,109
EBITDA from continuing operations	19,163	32,118	43,022	96,332	85,325
Stock compensation expense	6,465	7,891	9,136	12,117	13,379
Acquisition costs	—	524	6,702	1,695	5,921
Adjusted EBITDA from continuing operations	$25,628	$40,533	$58,860	$110,144	$104,625

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our consolidated financial statements and related notes and the information contained under the caption "Selected Consolidated Financial Data" contained elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could vary materially from those indicated, implied, or suggested by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

About us. We operate leading online auction marketplaces for surplus and salvage assets. We enable buyers and sellers to transact in an efficient, online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of surplus and salvage assets presented with customer focused information including digital images and other relevant product information along with services to efficiently complete the transaction. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing liquid marketplaces and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, energy equipment, industrial capital assets, fleet and transportation equipment and specialty equipment. Our online auction marketplaces are *www.liquidation.com, www.govliquidation.com, www.govdeals.com, www.networkintl.com, www.truckcenter.com, www.secondipity.com,* and *www.go-dove.com*.

We believe our ability to optimize our clients' net recovery and supply chain for surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers. This valuable and reliable flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During fiscal year 2013, the number of registered buyers grew from approximately 2,186,000 to approximately 2,424,000, or 10.9%. During the past three fiscal years, we have conducted over 1,506,000 online transactions generating approximately $2.4 billion in gross merchandise volume or GMV. We believe the continuous flow of goods in our marketplaces attracts a growing buyer base which creates a virtual cycle for our buyers and sellers.

Our history. We were incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in early 2000. During 2000, we developed our online auction marketplace platform and began auctioning merchandise primarily for small commercial sellers and government agencies. In 2001, we changed our name to Liquidity Services, Inc. In June 2001, we were awarded our first major DoD contract, the Surplus Contract. Under this agreement, we became the exclusive contractor with the DLA Disposition Services, for the sale of usable DoD surplus assets in the United States. In June 2005, we were awarded an additional exclusive contract with the DLA Disposition Services to manage and sell substantially all DoD scrap property. During 2005, we opened our first distribution center in Dallas, Texas and began serving the reverse logistics needs of top 100 retailers.

Recent initiatives. During fiscal year 2013, we made significant progress implementing our restructuring plan for GoIndustry, which we acquired in July 2012. We closed non-performing locations and rationalized the remaining supporting infrastructure, while maintaining key elements of the organization that have consistently provided a high level of service to our Fortune 1000 clients. We believe these changes will enable the GoIndustry marketplace to achieve profitable operations in fiscal year 2014.

On November 1, 2012, we completed the acquisition of the assets of National Electronic Service Association (NESA). The acquisition price included an upfront cash payment of approximately $18,300,000 and an earn-out payment. Under the terms of the agreement, the earn-out is based on EBITDA earned by NESA during the 36-48 months after closing. Our estimate of the fair value of the earn-out as of the date of acquisition was $18.0 million. NESA is a Canadian provider of returns management, refurbishment and reverse logistics services for high-value consumer products. NESA provides expertise and focused services to Fortune 1000 companies in the management of Consumer Electronics, Telecommunications, and Information Technology products. We continue to integrate NESA according to our original implementation plan, which is on schedule.

Our revenue. We generate substantially all of our revenue by retaining a percentage of the proceeds from the sales we manage for our sellers. We offer our sellers three primary transaction models: a profit-sharing model, a consignment model and a purchase model.

- *Profit-sharing model.* Under our profit-sharing model, we purchase inventory from our suppliers and share with them a portion of the profits received from a completed sale in the form of a distribution. Distributions are calculated based on the value received from the sale after deducting direct costs, such as sales and marketing, technology and operations and other general and administrative costs. Because we are the primary obligor, and take general and physical inventory risks and credit risk under this transaction model, we recognize as revenue the sale price paid by the buyer upon completion of a transaction. Revenue from our profit-sharing model accounted for approximately 25.5%, 16.1%, and 13.5% of our total revenue for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. The merchandise sold under our profit-sharing model accounted for approximately 15.4%, 8.9%, and 7.0% of our GMV for the fiscal years ended September 30, 2011, 2012 and 2013, respectively.

- *Consignment model—fee revenue.* Under our consignment model, we recognize commission revenue from sales of merchandise in our marketplaces that is owned by others. These commissions, which we refer to as seller commissions, represent a percentage of the sale price the buyer pays upon completion of a transaction. We vary the percentage amount of the seller commission depending on the various value-added services we provide to the seller to facilitate the transaction. For example, we generally increase the percentage amount of the commission if we take possession, handle, ship and / or provide enhanced product information for the merchandise. We collect the seller commission by deducting the appropriate amount from the sales proceeds prior to their distribution to the seller after completion of the transaction. Revenue from our consignment model, as well as other fee revenue, accounted for approximately 8.8%, 12.5%, and 20.1% of our total revenue for the fiscal years ended September 30, 2011, 2012 and 2013, respectively, and is recorded as fee revenue in the Consolidated Statement of Operations. The merchandise sold under our consignment model accounted for approximately 44.7%, 52.3%, and 59.1% of our GMV for the fiscal years ended September 30, 2011, 2012 and 2013, respectively.

- *Purchase model.* Under our purchase model, we offer our sellers a fixed amount or the option to share a portion of the proceeds received from our completed sales in the form of a distribution. Distributions are calculated based on the value we receive from the sale after deducting a required return to us that we have negotiated with the seller. Because we are the primary obligor, and take general and physical inventory risks and credit risk under this transaction model, we recognize as revenue the sale price paid by the buyer upon completion of a transaction. Revenue from our purchase model accounted for approximately 65.2%, 71.4%, and 66.5% of our total revenue for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. The merchandise sold under our purchase model accounted for approximately 39.6%, 38.8%, and 33.9% of our GMV, for the fiscal years ended September 30, 2011, 2012 and 2013, respectively.

We collect a buyer premium on substantially all of our transactions under all of our transaction models. Buyer premiums are calculated as a percentage of the sale price of the merchandise sold and are paid to us by the buyer. Buyer premiums are in addition to the price of the merchandise. Under our profit-sharing model, we typically share the proceeds of any buyer premiums with our sellers.

Industry trends. We believe there are several industry trends impacting the growth of our business including: (1) the increase in the adoption of the Internet by businesses to conduct e-commerce both in the United States and abroad; (2) in the long term product innovation in the retail supply chain has increased the pace of product obsolescence and, therefore, the supply of surplus assets; (3) the increase in the volume of returned merchandise handled by both online and offline retailers; (4) the increase in government regulations and the need for corporations to have sustainability solutions necessitating verifiable recycling and remarketing of surplus assets; (5) the increase in outsourcing by corporate and government organizations of disposition activities for surplus and end-of-life assets; (6) as a result of the economic downturn, an increase in buyer demand for surplus merchandise as consumers trade down by purchasing less expensive goods and seek greater value from their purchases, which results in lower per unit prices and margins in our retail goods marketplace; and (7) in the near term, the decrease in the volume and price of consumer electronic products, resulting in lower supply from our retail clients and lower per unit prices and margins in our retail goods marketplace.

Our Seller Agreements

Our DoD agreements. We have two contracts with the DoD pursuant to which we acquire, manage and sell excess property:

- *Surplus Contract.* In June 2001, we were awarded the Surplus Contract, a competitive-bid exclusive contract under which we acquire, manage and sell all usable DoD surplus personal property turned into the DLA Disposition Services. Surplus property generally consists of items determined by the DoD to be no longer needed, and not claimed for reuse by, any federal agency, such as computers, electronics, office supplies, scientific and medical equipment, aircraft parts, clothing and textiles. Revenue from our Surplus Contract (including buyer premiums) accounted for approximately 30.3%, 27.2%, and 27.7% of our total revenue for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. The property sold under our Surplus Contract accounted for approximately 18.5%, 15.5%, and 15.0% of our GMV for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. On November 6, 2008, the DoD extended the original Surplus Contract through December 17, 2008. We executed the new Contract on December 18, 2008. The new Surplus Contract base term expired in February 2012, subject to DoD's right to extend it for two additional one-year terms. The DoD has exercised both renewal options, and has initiated a Request for Proposal (RFP) process for the next Surplus Contract, which process was suspended in November 2013. We continue to provide services under our existing contract.

- *Scrap Contract.* In June 2005, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell substantially all scrap property of the DoD turned into the DLA Disposition Services. Scrap property generally consists of items determined by the DoD to have no use beyond their base material content, such as metals, alloys, and building materials. Revenue from our Scrap Contract (including buyer premiums) accounted for approximately 25.5%, 16.1%, and 13.5% of our total revenue for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. The property sold under our Scrap Contract accounted for approximately 15.4%, 8.9%, and 7.0% of our GMV for the fiscal years ended September 30, 2011, 2012 and 2013, respectively. We were required to pay $5.7 million to the DoD in fiscal 2005 for the right to manage the operations and remarket scrap material in connection with the Scrap Contract. The Scrap Contract base term expired in August 2012, subject to DoD's right to extend it for three additional one-year terms. The DoD has exercised the first two renewal options.

Under the Scrap Contract, we acquire scrap property at a per pound price and we are entitled to 23% of the profits of sale (defined as gross proceeds of sale less allowable operating expenses) and distribute the remaining profits to DoD. We refer to these disbursement payments to DoD as profit-sharing distributions. As a result of this arrangement, we recognize as revenue the gross proceeds from these sales. DoD also reimburses us for actual costs incurred for packing, loading and shipping property under the Scrap Contract that we are obligated to pick up from non-DoD locations.

Under the Surplus Contract, executed on December 18, 2008, we are not required to distribute any portion of the profits realized under the Contract, as the new Contract contains a higher fixed percentage price of 1.8% of the DLA Disposition Services' acquisition value to be paid for the property. The DoD has broad discretion to determine what property will be made available for sale to us under the Surplus Contract and may retrieve or restrict property previously sold to us for national security reasons or if the property is otherwise needed to support the mission of the DoD.

Under the Scrap Contract, we also have a small business performance incentive based on the number of scrap buyers that are small businesses that would allow us to receive up to an additional 2% of the profit sharing distribution. The profit-sharing distribution for the Scrap Contract is 23% and includes inventory assurance processes and procedures with respect to the mutilation of demilitarized scrap property sold.

Our Commercial Agreements.

In connection with our acquisition of Jacobs Trading, LLC ("Jacobs") on October 1, 2011, we assumed the rights and obligations under a Master Merchandise Salvage Contract (the "Wal-Mart Agreement"). We have the exclusive right to purchase certain consumer products from Wal-Mart that have been removed from the sales stream of its retail operations and we believe this agreement will be the source of a significant portion of our revenue and GMV during its term, which expires on May 16, 2016 and thereafter continues on a month to month basis. In addition, we have other contracts / programs with Wal-Mart. For the year ended September 30, 2013, approximately 11% of our GMV was generated from Wal-Mart under multiple contracts / programs.

During fiscal year 2013, we had over 600 corporate clients who each sold in excess of $10,000 of surplus and salvage assets in our marketplaces. Our agreements with these clients are generally terminable at will by either party.

Key Business Metrics

Our management periodically reviews certain key business metrics for operational planning purposes and to evaluate the effectiveness of our operational strategies, allocation of resources and our capacity to fund capital expenditures and expand our business. These key business metrics include:

Gross merchandise volume. Gross merchandise volume, or GMV, is the total sales value of all merchandise sold through our marketplaces during a given period. We review GMV because it provides a measure of the volume of goods being sold in our marketplaces and thus the activity of those marketplaces. GMV also provides a means to evaluate the effectiveness of investments that we have made and continue to make, including in the areas of customer support, value-added services, product development, sales and marketing, and operations. The GMV of goods sold in our marketplace during fiscal year 2013 totaled $973.3 million.

Completed transactions. Completed transactions represents the number of auctions in a given period from which we have recorded revenue. Similar to GMV, we believe that completed transactions is a key business metric because it provides an additional measurement of the volume of activity flowing through our marketplaces. During the fiscal year ended September 30, 2013, we completed approximately 530,000 transactions.

Total registered buyers. We grow our buyer base through a combination of marketing and promotional efforts. A person becomes a registered buyer by completing an online registration process on one of our marketplaces. As part of this process, we collect business and personal information, including name, title, company name, business address and contact information, and information on how the person intends to use our marketplaces. Each prospective buyer must also accept our terms and conditions of use. Following the completion of the online registration process, we verify each prospective buyer's e-mail address and confirm that the person is not listed on any banned persons list maintained internally or by the U.S. federal government. After the verification process, which is completed generally within 24 hours, the registration is approved and activated and the prospective buyer is added to our registered buyer list.

Total registered buyers, as of a given date, represents the aggregate number of persons or entities who have registered on one of our marketplaces. We use this metric to evaluate how well our marketing and promotional efforts are performing. Total registered buyers excludes duplicate registrations, buyers who are suspended from utilizing our marketplaces and those buyers who have voluntarily removed themselves from our registration database. In addition, if we become aware of registered buyers that are no longer in business, we remove them from our database. As of September 30, 2013, we had approximately 2,424,000 registered buyers.

Total auction participants. For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times in that auction. As a result, a registered buyer who bids, or participates, in more than one auction is counted as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. We use this metric to allow us to compare our online auction marketplaces to our competitors, including other online auction sites and traditional on-site auctioneers. In addition, we measure total auction participants on a periodic basis to evaluate the activity level of our base of registered buyers and to measure the performance of our marketing and promotional efforts. For the fiscal year ended September 30, 2013, approximately 2,458,000 total auction participants participated in auctions on our marketplaces.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. A "critical accounting estimate" is one which is both important to the portrayal of our financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We continuously evaluate our critical accounting estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition. We recognize revenue when all of the following criteria are met:

- a buyer submits the winning bid in an auction and, as a result, evidence of an arrangement exists and the sale price has been determined;
- the buyer has assumed risks and rewards of ownership; and
- collection is reasonably assured.

Substantially all of our sales are recorded subsequent to payment authorization being received, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

Revenue is also evaluated for reporting revenue of gross proceeds as the principal in the arrangement or net of commissions as an agent. In arrangements in which we are deemed to be the primary obligor, bear physical and general inventory risk, and credit risk, we recognize as revenue the gross proceeds from the sale, including buyer's premiums. Arrangements in which we act as an agent or broker on a consignment basis, without taking general or physical inventory risk, revenue is recognized based on the sales commissions that are paid to us by the sellers for utilizing our services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to us upon completion of the transaction.

We have evaluated our revenue recognition policy related to sales under our profit-sharing model and determined it is appropriate to account for these sales on a gross basis. The following factors were most heavily relied upon in our determination:

- We are the primary obligor in the arrangement, and we have general inventory risk.
- We are the seller in substance and in appearance to the buyer; the buyer contacts us if there is a problem with the purchase. Only we and the buyer are parties to the sales contract and the buyer has no recourse to the supplier. If the buyer has a problem, he or she looks to us, not the supplier.
- The buyer does not and cannot look to the supplier for fulfillment or for product acceptability concerns.
- We take title to the inventory upon paying the amount set forth in the contract with the supplier. Such amount is generally a percentage of the supplier's original acquisition cost under our Surplus and certain commercial contracts, a percentage of the supplier's last retail price under certain commercial contracts and varies depending on the type of the inventory purchased or a fixed price per pound under our Scrap Contract.
- We are at risk of loss for all amounts paid to the supplier in the event the property is damaged or otherwise becomes unsaleable. In addition, as payments made for inventory are excluded from the calculation for the profit-sharing distribution under our DoD contracts, we effectively bear inventory risk for the full amount paid to acquire the property (*i.e.*, there is no sharing of inventory risk).

Business Combinations. We recognize all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Generally, restructuring costs incurred in periods subsequent to the acquisition date are expensed when incurred. Subsequent changes to the purchase price (i.e., working capital adjustments) or other fair value adjustments determined during the measurement period are recorded as an adjustment to goodwill. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowances are recognized as a reduction or increase to income tax expense or as a direct adjustment to additional paid-in capital as required.

Valuation of goodwill and other intangible assets. We identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

We test our goodwill and other intangible assets for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We make a qualitative evaluation about the likelihood of goodwill impairment to determine whether we should calculate the fair value of a reporting unit. If our evaluation indicates a likelihood of goodwill impairment, we apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in our statements of operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.

Our management makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets, which totaled $239.9 million at September 30, 2013. Such events may include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our base of buyers and sellers or material negative changes in our relationships with material customers.

Income taxes. We account for income taxes using the asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. A valuation allowance is provided to reduce the deferred tax assets to a level that we believe will more likely than not be realized. The resulting net deferred tax asset reflects management's estimate of the amount that will be realized.

We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

We apply the authoritative guidance related to uncertainty in income taxes. We concluded that there were no uncertain tax positions identified during our analysis.

Stock-based compensation. We recognize in the statements of operations all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. We use the Black-Scholes option pricing model to estimate the fair values of share-based payments.

The above list is not intended to be a comprehensive list of all of our accounting estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with little need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and related notes, which contain accounting policies and other disclosures required by GAAP.

Components of Revenue and Expenses

Revenue. We generate substantially all of our revenue from sales of merchandise held in inventory and by retaining a percentage of the proceeds from the sales. Our revenue recognition practices are discussed in more detail in the section above entitled "*Critical Accounting Estimates*."

Cost of goods sold (excluding amortization). Cost of goods sold includes the costs of purchasing and transporting property for auction, as well as credit card transaction fees.

Profit-sharing distributions. Our Scrap Contract with the DoD has been structured as a profit-sharing arrangements in which we purchase and take possession of all goods we receive from the DoD at a contractual price per pound. After deducting allowable operating expenses, we disburse to the DoD on a monthly basis a percentage of the profits of the aggregate monthly sales. We retain the remaining percentage of these profits after the DoD's disbursement. We refer to these disbursement payments to the DoD as profit-sharing distributions.

Technology and operations. Technology expenses consist primarily of personnel costs related to our programming staff who develop and deploy new marketplaces and continuously enhance existing marketplaces. These personnel also develop and upgrade the software systems that support our operations, such as sales processing. Because our marketplaces and support systems require frequent upgrades and enhancements to maintain viability, we have determined that the useful life for substantially all of our internally developed software is less than one year. As a result, we expense these costs as incurred.

Operations expenses consist primarily of operating costs, including buyer relations, shipping logistics and distribution center operating costs.

Sales and marketing. Sales and marketing expenses include the cost of our sales and marketing personnel as well as the cost of marketing and promotional activities. These activities include online marketing campaigns such as paid search advertising.

General and administrative. General and administrative expenses include all corporate and administrative functions that support our operations and provide an infrastructure to facilitate our future growth. Components of these expenses include executive management and staff salaries, bonuses and related taxes and employee benefits; travel; headquarters rent and related occupancy costs; and legal and accounting fees. The salaries, bonus and employee benefits costs included as general and administrative expenses are generally more fixed in nature than our operating expenses and do not vary directly with the volume of merchandise sold through our marketplaces.

Amortization of contract intangibles. Amortization of contract intangibles expense consists of the amortization of our Scrap Contract award during June 2005 and our contract intangibles associated with the Jacobs Trading acquisition on October 1, 2011 and the NESA acquisition on November 1, 2012. The Scrap

Contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase was being amortized over 84 months on a straight-line basis and was fully amortized as of September 30, 2012. The amortization period is correlated to the base term of the contract, exclusive of renewal periods. The intangible asset created in conjunction with the Jacobs Trading acquisition is valued at $33.3 million and is being amortized over 55 months on a straight-line basis. The amortization period is correlated to the base term of the Wal-Mart contract from the acquisition date, exclusive of renewal periods. The vendor contract intangible asset created in conjunction with the NESA acquisition is valued at $3.9 million and is being amortized over 20 months, on a straight-line basis. The amortization period is correlated to the base term of the contract, from the acquisition date, exclusive of renewal periods.

Depreciation and amortization. Depreciation and amortization expenses consist primarily of the depreciation and amortization of amounts recorded in connection with the purchase of furniture, fixtures and equipment and amortization of intangible assets from our acquisitions.

Acquisition costs. Acquisition costs consist of expenses incurred to complete a business combination and adjustments to the fair value of earn-outs.

Interest income and other expense (income), net. Interest income and other income (expense), net consists primarily of interest income on cash and short-term investments and interest expense on borrowings under our notes payable and realized gains or losses on short-term investments.

Income taxes. During fiscal years 2011, 2012 and 2013, we had an effective income tax rate for continuing operations of approximately 43%, 40% and 40%, respectively, which included federal, state and foreign income taxes. We estimate that our future effective income tax rate will be approximately 40%.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of revenue.

	Year ended September 30,		
	2011	2012	2013
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of goods sold (excluding amortization)	38.6	41.7	39.5
Profit-sharing distributions	15.1	9.1	7.1
Technology and operations	15.9	14.2	17.8
Sales and marketing	7.1	6.6	7.9
General and administrative	8.1	7.8	9.7
Amortization of contract intangibles	0.3	1.7	1.4
Depreciation and amortization	1.4	1.3	2.0
Acquisition costs	2.1	0.3	1.2
Total costs and expenses	88.6	82.7	86.6
Income from continuing operations	11.4	17.3	13.4
Interest and other expense (income), net	0.4	0.5	(0.2)
Income from continuing operations before provision for income taxes	11.0	16.8	13.6
Provision for income taxes	4.7	6.6	5.5
Income from continuing operations	6.3%	10.2%	8.1%

Year Ended September 30, 2013 Compared to Year Ended September 30, 2012

Revenue. Revenue increased $30.6 million, or 6.4%, to $505.9 million for the year ended September 30, 2013 from $475.3 million for the year ended September 30, 2012. This increase was primarily due to (1) a 10.0% increase, or $24.1 million, in our commercial marketplaces as a result of the acquisitions of GoIndustry in July 2012, and NESA on November 1, 2012; (2) a 28.5% increase, or $3.5 million, in our state and local government (GovDeals) marketplace; and (3) a 9.3% increase, or $11.8 million increase in our Surplus Contract as a result of increased property flow from the DoD. These increases were offset in part by a 10.9% decrease, or $8.4 million in our DoD Scrap Contract as a result of decreasing property flow from the DoD. The amount of gross merchandise volume increased $109.1 million, or 12.6%, to $973.3 million for the year ended September 30, 2013 from $864.2 million for the year ended September 30, 2012, primarily due to (1) the acquisition of GoIndustry in July 2012; and (2) a 16.7% increase, or $22.0 million in our state and local government marketplace.

Cost of goods sold (excluding amortization). Cost of goods sold (excluding amortization) increased $1.4 million, or 0.7%, to $199.5 million for the year ended September 30, 2013 from $198.1 million for the year ended September 30, 2012. As a percentage of revenue, these expenses decreased to 39.5% from 41.7%, primarily as a result of the acquisition of GoIndustry which primarily utilizes the consignment model.

Profit-sharing distributions. Profit-sharing distributions decreased $7.3 million, or 16.9%, to $35.9 million for the year ended September 30, 2013 from $43.2 million for the year ended September 30, 2012. As a percentage of revenue, these expenses decreased to 7.1% from 9.1%. These decreases were primarily due to decreasing property flow from the DoD Scrap contract and lower commodity prices.

Technology and operations expenses. Technology and operations expenses increased $22.5 million, or 33.3%, to $90.1 million for the year ended September 30, 2013 from $67.6 million for the year ended September 30, 2012. As a percentage of revenue, these expenses increased to 17.8% from 14.2%. These increases are primarily due to (1) expenses of $14.6 million related to the activity of GoIndustry and NESA; and (2) expenses of $7.9 million in staff and temporary wages, including stock based compensation, and consultant fees associated with technology infrastructure projects.

Sales and marketing expenses. Sales and marketing expenses increased $8.9 million, or 28.5%, to $40.2 million for the year ended September 30, 2013 from $31.3 million for the year ended September 30, 2012. As a percentage of revenue, these expenses increased to 7.9% from 6.6%. These increases are primarily due to expenses of $8.1 million related to the activity of GoIndustry and NESA.

General and administrative expenses. General and administrative expenses increased $11.8 million, or 31.9%, to $48.9 million for the year ended September 30, 2013 from $37.1 million for the year ended September 30, 2012. As a percentage of revenue, these expenses increased to 9.7% from 7.8%. These increases are primarily due to (1) expenses of $9.3 million related to the activity of GoIndustry and NESA; and (2) $2.4 million of expenses associated with increases in general corporate expenses.

Amortization of contract intangibles. Amortization of contract intangibles decreased $0.6 million, or 8.5%, to $7.3 million for the year ended September 30, 2013 from $7.9 million for the year ended September 30, 2012, as a result of our the contract intangible associated with the DoD contract being fully amortized during 2013.

Depreciation and amortization expenses. Depreciation and amortization expenses increased $3.9 million, or 62.4%, to $10.1 million for the year ended September 30, 2013 from $6.2 million for the year ended September 30, 2012, primarily due to additional depreciation expense resulting from the purchases of $5.5 million and $6.8 million of property and equipment during the fiscal years ended September 30, 2013 and 2012, respectively.

Acquisition costs. Acquisition costs increased $4.2 million to $5.9 million for the year ended September 30, 2013 from $1.7 million for the year ended September 30, 2012, primarily due to the increase of $5.1 million for the fair value of the Jacobs Trading earn out liability.

Interest and other expense (income), net. Interest and other expense (income), net, increased $2.9 million, or 131.7%, to $0.7 million of income for the year ended September 30, 2013 from $2.2 million of expense for the year ended September 30, 2012, primarily due to the payoff of the $40 million Jacobs Trading acquisition seller subordinated note which bears interest at 5% for which we received a $1.0 million early payment discount that was recorded as a gain.

Provision for income tax expense. Income tax expense decreased $4.1 million, or 13.0%, to $27.6 million for the year ended September 30, 2013 from $31.7 million for the year ended September 30, 2011, primarily due to the decrease in income before provision for income taxes from operations.

Net income. Net income decreased $7.2 million, or 14.9%, to $41.1 million for the year ended September 30, 2013 from $48.3 million for the year ended September 30, 2012 for the reasons noted above.

Year Ended September 30, 2012 Compared to Year Ended September 30, 2011

Revenue. Revenue increased $147.9 million, or 45.2%, to $475.3 million for the year ended September 30, 2012 from $327.4 million for the year ended September 30, 2011. This increase was primarily due to (1) a 99.7% increase, or $128.5 million, in our commercial business as a result of the acquisitions of Jacobs Trading in October 2011 and GoIndustry in July 2012, as well as several new programs for large retailers and manufacturers; and (2) a 26.4% increase, or $27.0 million, in our DoD surplus business, as a result of increasing property flow from the DoD and a higher mix of high value capital assets such as rolling stock, offset in part by an 11.1% decrease, or $9.5 million, in our DoD scrap business as a result of decreasing property flow from the DoD and lower commodity prices. The amount of GMV transacted through our marketplaces increased $315.6 million, or 57.5%, to $864.2 million for the year ended September 30, 2012 from $548.6 million for the year ended September 30, 2011, primarily due to (1) the growth in our commercial and DoD business discussed above; and (2) an 18.0% increase, or $20.0 million, in our state and local government business, which utilizes the consignment model.

Cost of goods sold (excluding amortization). Cost of goods sold (excluding amortization) increased $71.7 million, or 56.7%, to $198.1 million for the year ended September 30, 2012 from $126.4 million for the year ended September 30, 2011. As a percentage of revenue, these expenses increased to 41.7% in fiscal 2012 compared to 38.6% in fiscal 2011. These increases are primarily due to our commercial marketplaces as a result of the growth discussed above and the Jacobs acquisition, which primarily utilizes the purchase model.

Profit-sharing distributions. Profit-sharing distributions decreased $6.1 million, or 12.3%, to $43.2 million for the year ended September 30, 2012 from $49.3 million for the year ended September 30, 2011. As a percentage of revenue, these expenses decreased to 9.1% in fiscal 2012 compared to 15.1% in fiscal 2010. These decreases were primarily due to decreasing property flow from the DoD Scrap contract and lower commodity prices.

Technology and operations expenses. Technology and operations expenses increased $15.4 million, or 29.5%, to $67.6 million for the year ended September 30, 2012 from $52.2 million for the year ended September 30, 2011, primarily due to increases in staff, outsourced processing labor and temporary wages, including stock based compensation, and consultant fees associated with technology infrastructure projects. As a percentage of revenue, these expenses decreased to 14.2% in fiscal 2012 from 15.9% in fiscal 2011, primarily due to the increase in revenue, while leveraging our fixed costs, such as programming staff and distribution centers.

Sales and marketing expenses. Sales and marketing expenses increased $8.0 million, or 34.2%, to $31.3 million for the year ended September 30, 2012 from $23.3 million for the year ended September 30, 2011, primarily due to (1) $2.4 million of expenses related to increases in staff wages, including stock based compensation, to support the growth discussed above, (2) $4.7 million of expenses associated with the acquisitions of Jacobs Trading and GoIndustry; and (3) $0.9 million of expenses related to increases in marketing and promotion. As a percentage of revenue, these expenses decreased to 6.6% in fiscal 2012 from 7.1% in fiscal 2011, primarily due to the increase in revenue while leveraging our fixed costs, such as marketing staff.

General and administrative expenses. General and administrative expenses increased $10.6 million, or 40.1%, to $37.1 million for the year ended September 30, 2012 from $26.5 million for the year ended September 30, 2011, primarily due to (1) $6.3 million of expenses associated with increases in staff wages and stock based compensation and (2) $4.3 million of expenses associated with increases in general corporate expenses. As a percentage of revenue, these expenses decreased to 7.8% in fiscal 2012 from 8.1% in fiscal 2011, primarily due to the increase in revenue while leveraging our fixed costs, such as corporate staff.

Amortization of contract intangibles. Amortization of contract intangibles increased $7.1 million, or 877.0%, to $7.9 million for the year ended September 30, 2012 from $0.8 million for the year ended September 30, 2011, as a result of our acquisition of Jacobs Trading on October 1, 2011. The contract intangible asset created in conjunction with the acquisition was valued at $33.3 million and is being amortized over 55 months on a straight-line basis.

Depreciation and amortization expenses. Depreciation and amortization expenses increased $1.3 million, or 27.4%, to $6.2 million for the year ended September 30, 2012 from $4.9 million for the year ended September 30, 2011, primarily due to additional depreciation expense resulting from the purchase of $6.8 million of property and equipment during the fiscal year ended September 30, 2012.

Acquisition costs. Acquisition costs decreased $5.0 million to $1.7 million for the year ended September 30, 2012 from $6.7 million for the year ended September 30, 2011, primarily due to (1) the $7.0 million decrease in fair value of the TruckCenter.com earn out liability, (2) the increase of $6.3 million for the fair value of the Jacobs Trading earn out liability, and (3) approximately $2.4 million in acquisition costs related to the GoIndustry acquisition.

Interest expense and other expense, net. Interest expense and other expense, net, increased $1.0 million, or 86.5%, to $2.2 million for the year ended September 30, 2012 from $1.2 million for the year ended September 30, 2011, primarily due to the $40 million Jacobs Trading acquisition seller subordinated note which bears interest at 5%.

Provision for income tax expense. Income tax expense increased $16.2 million, or 104.7%, to $31.7 million for the year ended September 30, 2012 from $15.5 million for the year ended September 30, 2011, primarily due to the increase in income before provision for income taxes from continuing operations.

Income from continuing operations. Income from continuing operations increased $27.6 million, or 133.6%, to $48.3 million for the year ended September 30, 2012 from $20.7 million for the year ended September 30, 2011, for the reasons noted above.

Net income. Net income increased $39.8 million, or 467.4%, to $48.3 million for the year ended September 30, 2012 from $8.5 million for the year ended September 30, 2011 for the reasons noted above.

Liquidity and Capital Resources

Historically, our primary cash needs have been working capital (including capital used for inventory purchases), which we have funded primarily through cash generated from operations. As of September 30, 2013, we had approximately $95.1 million in cash and cash equivalents and $67.8 million available under our $75.0 million senior credit facility, due to issued letters of credit for $7.2 million; $1.0 million of our availability under this facility is set aside as a contractual obligation under our DoD Scrap Contract. In fiscal year 2013, we utilized $41.0 million to repay the seller subordinated 5.0% note, including accrued interest, associated with the Jacobs Trading acquisition and $18.3 million to close the NESA acquisition.

On December 2, 2008, our Board of Directors approved a $10.0 million share repurchase program. Under the program, we are authorized to repurchase the issued and outstanding shares of common stock. Share repurchases may be made through open market purchases, privately negotiated transactions or otherwise, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The repurchase program may be discontinued or suspended at any time, and will be funded using our available cash. On each of February 2, 2010, November 30, 2010, and May 3, 2011, our Board of Directors approved the repurchase of up to an additional $10.0 million in shares, and on May 17, 2012, an additional $30.0 million in shares were approved to be repurchased by our Board of Directors under the share repurchase program. Our Company's Board of Directors reviews the share repurchase program periodically, the last such review having occurred in May 2012. During the year ended September 30, 2009, 707,462 shares were purchased under the program for approximately $3,874,000. During the year ended September 30, 2010, 1,225,019 shares were purchased under the program for approximately $14,471,000. During the year ended September 30, 2011, 229,575 shares were purchased under the program for approximately $3,541,000. During the year ended September 30, 2012, 505,067 shares were purchased and retired under the program for approximately $30,000,000. During the year ended September 30, 2013, no shares were purchased under the program. As of September 30, 2013, approximately $18,114,000 may yet be expended under the program.

Senior credit facility. We maintain a $75.0 million senior credit facility due May 31, 2014. The senior credit facility bears an annual interest rate of 30 day LIBOR plus 1.25%. As of September 30, 2013, we had no outstanding indebtedness under our senior credit facility and our borrowing availability was $67.8 million due to issued letters of credit for $7.2 million; $1.0 million of our availability under this facility is set aside as a contractual obligation under our DoD Scrap Contract. The obligations under our senior credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized subsidiaries (other than our subsidiary organized to service our DoD Scrap contract) and secured on a first priority basis by security interests (subject to permitted liens) in substantially all assets owned by us, and each of our other domestic subsidiaries, subject to limited exceptions. The Agreement contains certain financial and non-financial restrictive covenants including, among others, the requirements to maintain a minimum level of earnings before interest, income taxes, depreciation and amortization (EBITDA) and a minimum debt coverage ratio. Our credit agreement contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness and liens, and dividends and other restricted payments. As of September 30, 2013, we were in full compliance with the terms and conditions of our credit agreement.

Subordinated note. In conjunction with the Jacobs Trading acquisition, we issued a $40,000,000 seller subordinated 5% unsecured note. We repaid this note in November 2012.

Substantially all of our sales are recorded subsequent to receipt of payment authorization, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

Changes in Cash Flows: 2013 Compared to 2012

Net cash provided by operating activities from continuing operations decreased $5.9 million to $46.7 million for the year ended September 30, 2013 from $52.6 million for the year ended September 30, 2012. For the year ended September 30, 2013, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $41.1 million, depreciation and amortization expense of $17.4 million, stock compensation expense of $13.4 million, offset in part by a net decreases in accounts payable, accrued expenses and other liabilities of $6.5 million (including $9.2 million for the payment of the Jacobs Trading earn-out), provisions for inventory allowance, doubtful accounts, deferred tax benefit, and incremental tax from exercises of common stock options of $17.0 million, net, a net increase in accounts receivable, inventory and prepaid expense of $0.7 million, and $1.0 million from early extinguishment of debt. For the year ended September 30, 2012, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $48.3 million, depreciation and amortization expense of $14.1 million, stock compensation expense of $12.1 million, a net increase in accounts receivable, inventory and prepaid expense of $16.2 million, offset in part by a net decrease in accounts payable, accrued expenses and other liabilities of $20.4 million, and a net increase in the provision for doubtful accounts, inventory allowance, deferred tax benefit, and incremental tax from exercise of common stock options of $17.7 million.

Net cash used in investing activities was $20.2 million for the year ended September 30, 2013 and $78.6 million for the year ended September 30, 2012. Net cash used in investing activities in fiscal 2013 consisted primarily of net cash paid for acquisitions net of cash acquired and an increase of goodwill and intangibles of $14.7 million, and capital expenditures of $5.5 million for purchases of equipment and leasehold improvements. Net cash used in investing activities in fiscal 2012 consisted primarily of net cash paid for acquisitions net of cash acquired and an increase of goodwill and intangibles of $71.8 million, and capital expenditures of $6.8 million for purchases of equipment and leasehold improvements.

Net cash used in financing activities was $36.1 million for the year ended September 30, 2013, and net cash provided by financing activities was $2.4 million for the year ended September 30, 2012. Net cash used by financing activities in fiscal 2013 consisted primarily of $39.0 million for the repayment of the Jacobs Trading note payable and $8.2 million for the payment of the Jacobs Trading earn-out, offset in part by $2.5 million from exercises of common stock options and the tax benefit of $8.6 million. Net cash provided by financing activities in fiscal 2012 consisted primarily of $15.5 million from exercises of common stock options and the tax benefit of $16.9 million, offset in part by $30.0 million for stock repurchases.

Changes in Cash Flows: 2012 Compared to 2011

Net cash provided by operating activities from continuing operations increased $12.0 million to $52.6 million for the year ended September 30, 2012 from $40.6 million for the year ended September 30, 2011. For the year ended September 30, 2012, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $48.3 million, depreciation and amortization expense of $14.1 million, stock compensation expense of $12.1 million, a net increase in accounts receivable, inventory and prepaid expense of $16.2 million, offset in part by a net increase in accounts payable, accrued expenses and other liabilities of $20.4 million, and a net increase in the provision for doubtful accounts, inventory allowance, deferred tax benefit, and incremental tax from exercise of common stock options of $17.7 million. For the year ended September 30, 2011, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $20.7 million, depreciation and amortization expense of $5.7 million, stock compensation expense of $9.1 million, a net increase in accounts payable, accrued expenses and other liabilities of $5.8 million, a net increase in accounts receivable, inventory and prepaid assets of $5.6 million, offset in part by a net decrease in provision for doubtful accounts, inventory allowance, deferred tax benefit, and incremental tax from exercise of common stock options of $6.3 million.

Net cash used in investing activities was $78.6 million for the year ended September 30, 2012, and net cash provided by investing activities was $19.6 million for the year ended September 30, 2011. Net cash used in investing activities in fiscal 2012 consisted primarily of net cash paid for acquisitions net of cash acquired and an increase of goodwill and intangibles of $71.8 million, and capital expenditures of $6.8 million for purchases of equipment and leasehold improvements. Net cash provided by investing activities in fiscal 2011 consisted primarily of net proceeds from the sale and purchase of short-term investments of $33.5 million, offset by capital expenditures of $4.8 million for purchases of equipment and leasehold improvements, and cash paid for acquisitions net of cash acquired and an increase of goodwill and intangibles of $9.1 million.

Net cash provided by financing activities was $2.4 million for the year ended September 30, 2012 and $26.7 million for the year ended September 30, 2011. Net cash provided by financing activities in fiscal 2012 consisted primarily of $15.5 million from exercises of common stock options and the tax benefit of $16.9 million, offset in part by $30.0 million for stock repurchases. Net cash provided by financing activities in fiscal 2011 consisted primarily of $23.6 million from exercises of common stock options and the tax benefit of $6.6 million, offset in part by $3.5 million for stock repurchases.

Capital Expenditures. Our capital expenditures consist primarily of computers and purchased software, office equipment, furniture and fixtures, and leasehold improvements. The timing and volume of such capital expenditures in the future will be affected by the addition of new customers or expansion of existing customer relationships. We expect capital expenditures to range from $6.0 million to $7.0 million in the fiscal year ending September 30, 2014. We intend to fund those expenditures primarily from operating cash flows. Our capital expenditures for the year ended September 30, 2013 were $5.5 million. As of September 30, 2013, we have no outstanding commitments for capital expenditures.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the development and deployment of new marketplaces, the introduction of new value added services and the costs to establish additional distribution centers. Although we are currently not a party to any definitive agreement with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. There is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Contractual and Commercial Commitments

The table below represents our significant commercial commitments as of September 30, 2013. Operating leases, which represent commitments to rent office and warehouse space in the United States, are not reflected on our balance sheets.

	Total	Less than 1 year	1 to 3 years	3 to 5 Years	5+ years
			(in thousands)		
Operating leases	$32,907	$9,258	$12,958	$8,508	$2,183
Total contractual cash obligations	$32,907	$9,258	$12,958	$8,508	$2,183

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation had any material effect on our results of operations during the fiscal years ended September 30, 2011, 2012 and 2013.

New Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which amends existing guidance by requiring that additional information be disclosed about items reclassified out of accumulated other comprehensive income. The additional information includes separately stating the total change for each component of other comprehensive income and separately disclosing both current-period other comprehensive income and reclassification adjustments. Entities are also required to present, either on the face of the income statement or in the note to the financial statements, significant amounts reclassified out of accumulated other comprehensive income as separate line items of net income but only if the entire amount reclassified must be reclassified to net income in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity must cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02 will be effective for interim and annual periods beginning after December 15, 2012, which for the Company will be our fiscal 2014 first quarter. The Company does not believe the adoption of this update will have a material impact on its financial statements.

In September 2011, the FASB amended its guidance for testing goodwill for impairment by allowing an entity to use a qualitative approach to test goodwill for impairment. The amended guidance, included in ASU 2011-08, "Testing Goodwill for Impairment" is effective for our annual reporting period beginning on October 1, 2012. The amended guidance is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The adoption of this guidance did not have a material impact on the financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220)—Presentation of Comprehensive Income*, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 was effective for our first quarter of fiscal 2013 (quarter ending December 31, 2012) and is applied retrospectively. The adoption of this guidance had the effect of including the consolidated statements of comprehensive income in the financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Interest rate sensitivity. We had $40.0 million of fixed 5% unsecured subordinated debt as of September 30, 2012, which we repaid in fiscal year 2013, and thus do not have any related interest rate exposure. Our investment policy requires us to invest funds in excess of current operating requirements. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss.

Exchange rate sensitivity. We consider our exposure to foreign currency exchange rate fluctuations to be minimal, as less than ten percent of our sales are denominated in foreign currencies. We have not engaged in any hedging or other derivative transactions to date.

Item 8. Financial Statements and Supplemental Data.

Annual Financial Statements and Selected Financial Data: The consolidated financial statements and accompanying notes listed in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K are included elsewhere in this Annual Report.

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. The report of Ernst & Young LLP, our independent registered public accounting firm, regarding management's assessment of internal control over financial reporting, and its audit of our internal control over financial reporting is set forth below in this section. This section should be read in conjunction with the certifications and the Ernst & Young LLP report for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" as of the end of the period covered by this Form 10-K. The controls evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of disclosure controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and their effect on the information generated for use in this

Form 10-K. In the course of the controls evaluation, we reviewed identified data errors, control problems or indications of potential fraud and, where appropriate, sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including the Chief Executive Officer and Chief Financial Officer, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K. Many of the components of our disclosure controls are also evaluated on an ongoing basis by our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls, and to modify them as necessary. Our intent is to maintain the disclosure controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Form 10-K, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to Liquidity Services and our consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared. We reviewed the results of management's evaluation with the Audit Committee of our Board of Directors.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; and (iii) provide reasonable assurance regarding authorization to effect the acquisition, use or disposition of company assets, as well as the prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of September 30, 2013, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our finance organization.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the company's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included at the end of this section.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Other inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

On a quarterly basis we evaluate any changes to our internal control over financial reporting to determine if material changes occurred. There were no changes in our internal controls over financial reporting during the quarterly period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
Liquidity Services, Inc. and Subsidiaries

We have audited Liquidity Services, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Liquidity Services, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Liquidity Services, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Liquidity Services, Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2013 of Liquidity Services, Inc. and subsidiaries and our report dated November 21, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

McLean, Virginia
November 21, 2013

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated by reference from the Company's Proxy Statement relating to its 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2013.

Code of Ethics, Governance Guidelines and Committee Charters

We have adopted a *Code of Business Conduct and Ethics* that applies to all Liquidity Services employees. The *Code of Business Conduct and Ethics* is available on our website.

Item 11. Executive Compensation.

Incorporated by reference from the Company's Proxy Statement relating to its 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

Incorporated by reference from the Company's Proxy Statement relating to its 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2013.

Item 13. Certain Relationship and Related Transactions, and Director Independence.

Incorporated by reference from the Company's Proxy Statement relating to its 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2013.

Item 14. Principal Accounting Fees and Services.

Incorporated by reference from the Company's Proxy Statement relating to its 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2013.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) The following financial statements are filed as part of this report:

(a)(2) The following financial statement schedule is filed as part of this report:

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required or are inapplicable and therefore have been omitted.

(a)(3) The documents required to be filed as exhibits to this report under Item 601 of Regulation S-K are listed in the Exhibit Index included elsewhere in this report, which list is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Liquidity Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Liquidity Services, Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liquidity Services, Inc. and subsidiaries at September 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liquidity Services, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated November 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
November 21, 2013

Liquidity Services, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands)

	September 30,	
	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 95,109	$104,782
Accounts receivable, net of allowance for doubtful accounts of $891 and $1,248 in 2013 and 2012, respectively	24,050	16,226
Inventory	29,261	20,669
Prepaid and deferred taxes	11,243	16,927
Prepaid expenses and other current assets	4,802	3,973
Total current assets	164,465	162,577
Property and equipment, net	10,380	10,382
Intangible assets, net	28,205	34,204
Goodwill	211,711	185,771
Other assets	6,583	7,474
Total assets	$421,344	$400,408
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 16,539	$ 9,997
Accrued expenses and other current liabilities	34,825	36,425
Profit-sharing distributions payable	4,315	4,041
Current portion of acquisition earn out payable	—	14,511
Customer payables	29,497	34,255
Current portion of note payable	—	10,000
Current liabilities of discontinued operations	—	154
Total current liabilities	85,176	109,383
Acquisition earn out payable	18,390	—
Note payable, net of current portion	—	32,000
Deferred taxes and other long-term liabilities	2,899	9,022
Total liabilities	106,465	150,405
Stockholders' equity:		
Common stock, $0.001 par value; 120,000,000 shares authorized; 31,811,764 shares issued and outstanding at September 30, 2013; 31,138,111 shares issued and outstanding at September 30, 2012	31	31
Additional paid-in capital	206,861	182,361
Accumulated other comprehensive income	518	1,246
Retained earnings	107,469	66,365
Total stockholders' equity	314,879	250,003
Total liabilities and stockholders' equity	$421,344	$400,408

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Operations
(Dollars in Thousands Except Share and Per Share Data)

	Year ended September 30,		
	2013	2012	2011
Revenue	$ 404,041	$ 415,829	$ 297,584
Fee revenue	101,815	59,475	29,794
Total revenue from continuing operations	505,856	475,304	327,378
Costs and expenses from continuing operations:			
Cost of goods sold (excluding amortization)	199,494	198,123	126,395
Profit-sharing distributions	35,944	43,242	49,318
Technology and operations	90,052	67,553	52,178
Sales and marketing	40,170	31,252	23,279
General and administrative	48,950	37,107	26,484
Amortization of contract intangibles	7,265	7,943	813
Depreciation and amortization	10,109	6,223	4,881
Acquisition costs	5,921	1,695	6,702
Total costs and expenses	437,905	393,138	290,050
Income from continuing operations	67,951	82,166	37,328
Interest and other expense (income), net	(704)	2,218	1,190
Income before provision for income taxes from continuing operations	68,655	79,948	36,138
Provision for income taxes	27,551	31,652	15,459
Income from continuing operations	41,104	48,296	20,679
Loss from discontinued operations, net of tax	—	—	12,167
Net income	$ 41,104	$ 48,296	$ 8,512
Basic earnings (loss) per common share:			
From continuing operations	$ 1.30	$ 1.57	$ 0.75
From discontinued operations	—	—	(0.44)
Basic earnings per common share	$ 1.30	$ 1.57	$ 0.31
Diluted earnings (loss) per common share:			
From continuing operations	$ 1.26	$ 1.47	$ 0.71
From discontinued operations	—	—	(0.42)
Diluted earnings per common share	$ 1.26	$ 1.47	$ 0.29
Basic weighted average shares outstanding	31,616,926	30,854,796	27,736,865
Diluted weighted average shares outstanding	32,657,236	32,783,079	29,081,933

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(In Thousands)

	Year ended September 30,		
	2013	**2012**	**2011**
Net income	$41,104	$48,296	$ 8,512
Other comprehensive income (loss):			
Defined benefit pension plan—unrecognized amounts, net of taxes	563	584	—
Foreign currency translation and other	(1,291)	610	4,697
Other comprehensive income (loss), net of taxes	(728)	1,194	4,697
Comprehensive income	$40,376	$49,490	$13,209

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(In Thousands Except Share Data)

	Treasury Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount	Shares	Amount				
Balance at September 30, 2010	(1,932,481)	(18,343)	28,827,072	27	85,517	(4,645)	49,818	112,374
Common stock repurchase	(229,575)	(3,541)	—	—	—	—	—	(3,541)
Exercise of common stock options and restricted stock	—	—	2,365,536	2	23,637	—	—	23,639
Compensation expense and incremental tax benefit from grant of common stock options and restricted stock	—	—	—	—	15,732	—	—	15,732
Comprehensive income:								
Net income	—	—	—	—	—	—	8,512	8,512
Foreign currency translation and other	—	—	—	—	—	4,697	—	4,697
Balance at September 30, 2011	(2,162,056)	(21,884)	31,192,608	29	124,886	52	58,330	161,413
Common stock repurchase	(505,067)	(29,999)	—	—		—	—	(29,999)
Common stock retired	2,667,123	51,883	(2,667,123)		(11,622)		(40,261)	—
Exercise of common stock options and restricted stock	—	—	1,712,455	1	15,490	—	—	15,491
Stock consideration paid for acquisition	—	—	900,171	1	24,537	—	—	24,538
Compensation expense and incremental tax benefit from grant of common stock options and restricted stock	—	—	—	—	29,070	—	—	29,070
Comprehensive income:								
Net income	—	—	—	—	—	—	48,296	48,296
Defined benefit pension plan—unrecognized amounts, net of taxes						584		584
Foreign currency translation and other	—	—	—	—	—	610	—	610
Balance at September 30, 2012	—	—	31,138,111	31	182,361	1,246	66,365	250,003
Exercise of common stock options and restricted stock	—	—	673,653	—	2,532	—	—	2,532
Compensation expense and incremental tax benefit from grant of common stock options and restricted stock	—	—	—	—	21,968	—	—	21,968
Comprehensive income:								
Net income	—	—	—	—	—	—	41,104	41,104
Defined benefit pension plan—unrecognized amounts, net of taxes						563		563
Foreign currency translation and other	—	—	—	—	—	(1,291)	—	(1,291)
Balance at September 30, 2013	—	—	31,811,764	$31	$206,861	$ 518	$107,469	$314,879

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	2013	2012	2011
Operating activities			
Net income	$ 41,104	$ 48,296	$ 8,512
Less: Discontinued operations, net of tax	—	—	(12,167)
Income from continuing operations	41,104	48,296	20,679
Adjustments to reconcile income from continuing operations to net cash provided by operating activities from continuing operations:			
Depreciation and amortization	17,374	14,166	5,694
Gain on early extinguishment of debt	(1,000)	—	—
Stock compensation expense	13,379	12,117	9,136
Inventory allowance	(1,122)	884	(22)
Doubtful accounts	(357)	117	221
Deferred tax (benefit) expense	(6,852)	(1,719)	66
Incremental tax benefit from exercise of common stock options	(8,588)	(16,953)	(6,597)
Changes in operating assets and liabilities:			
Accounts receivable	(7,466)	(1,596)	(1,809)
Inventory	(7,470)	(132)	(392)
Prepaid expenses and other assets	14,217	17,890	7,815
Accounts payable	6,542	(7,570)	1,552
Accrued expenses and other	(2,341)	(8,534)	(691)
Profit-sharing distributions payable	274	(3,226)	1,671
Customer payables	(4,768)	2,510	2,945
Acquisition earn out payable	(5,985)	(3,826)	358
Other liabilities	(198)	205	(1)
Net cash provided by operating activities from continuing operations	46,743	52,629	40,625
Net cash used by operating activities from discontinued operations	—	(483)	(739)
Net cash provided by operating activities	46,743	52,146	39,886
Investing activities			
Purchases of short-term investments	—	—	(10,292)
Proceeds from the sale of short-term investments	—	—	43,812
Cash paid for acquisitions and increase in goodwill and intangibles	(14,730)	(71,796)	(9,092)
Purchases of property and equipment	(5,463)	(6,793)	(4,822)
Net cash (used in) provided by investing activities	(20,193)	(78,589)	19,606
Financing activities			
Principal repayments of debt	(39,000)	—	—
Repurchases of common stock	—	(29,999)	(3,541)
Proceeds from exercise of common stock options (net of tax)	2,532	15,491	23,639
Incremental tax benefit from exercise of common stock options	8,588	16,953	6,597
Payment of acquisition contingent liabilities	(8,185)	—	—
Net cash (used in) provided by financing activities	(36,065)	2,445	26,695
Effect of exchange rate differences on cash and cash equivalents	(158)	(309)	(476)
Net increase (decrease) in cash and cash equivalents	(9,673)	(24,307)	85,711
Cash and cash equivalents at beginning of year	104,782	129,089	43,378
Cash and cash equivalents at end of year	95,109	104,782	129,089
Less: Cash and cash equivalents of discontinued operations at end of year	—	—	105
Cash and cash equivalents of continuing operations at end of year	$ 95,109	$104,782	$128,984
Supplemental disclosure of cash flow information			
Cash paid for income taxes	$ 16,760	$ 14,482	$ 6,245
Cash paid for interest	2,034	117	62
Note payable issued in connection with acquisition	—	40,000	—
Contingent purchase price accrued	18,390	7,438	6,989

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization

Liquidity Services, Inc. and subsidiaries (LSI or the Company) is a leading online auction marketplace for surplus and salvage assets. LSI enables buyers and sellers to transact in an efficient, automated online auction environment offering over 500 product categories. The Company's marketplaces provide professional buyers access to a global, organized supply of surplus and salvage assets presented with digital images and other relevant product information. Additionally, LSI enables its corporate and government sellers to enhance their financial return on excess assets by providing a liquid marketplace and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. LSI organizes its products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, energy equipment, industrial capital assets, fleet and transportation equipment and specialty equipment. The Company's online auction marketplaces are *www.liquidation.com*, *www.govliquidation.com*, *www.govdeals.com*, *www.networkintl.com*, *www.truckcenter.com*, *www.secondipity.com*, and *www.go-dove.com*. LSI has one reportable segment consisting of operating online auction marketplaces for sellers and buyers of surplus, salvage and scrap assets.

The Company's operations are subject to certain risks and uncertainties associated with technology-oriented companies including, but not limited to, the Company's dependence on use of the Internet, the effect of general business and economic trends, its susceptibility to rapid technological change, actual and potential competition by entities with greater financial resources, and the potential for the U.S. Government agencies from which the Company has derived a significant portion of its inventory to change the way they conduct their surplus disposition or to otherwise not renew their contracts with the Company.

The Company has evaluated subsequent events through the date that these financial statements were issued and filed with the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, in the opinion of management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation of the results for the periods presented have been included.

2. Summary of Significant Accounting Policies (Continued)

Discontinued Operations

In determining whether a group of assets disposed (or to be disposed) of should be presented as discontinued operations, the Company makes a determination of whether the group of assets being disposed of comprises a component of the entity; that is, whether it has historical operations and cash flows that can be clearly distinguished (both operationally and for financial reporting purposes). The Company also determines whether the cash flows associated with the group of assets have been significantly (or will be significantly) eliminated from the ongoing operations of the Company as a result of the disposal transaction and whether the Company has no significant continuing involvement in the operations of the group of assets after the disposal transaction. If these determinations can be made affirmatively, the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from continuing operating results of the Company in the consolidated financial statements. See "Note 5" for additional information.

Business Combinations

The Company recognizes all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Generally, restructuring costs incurred in periods subsequent to the acquisition date are expensed when incurred. Subsequent changes to the purchase price (i.e., working capital adjustments) or other fair value adjustments determined during the measurement period are recorded as an adjustment to goodwill, with the exception of contingent consideration, which is expensed in the period it is modified. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowances are recognized as a reduction or increase to income tax expense or as a direct adjustment to additional paid-in capital as required.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with an initial maturity of three months or less to be cash equivalents.

Short-Term Investments

Available-for-sale securities, which approximate par value, were stated at fair value, with the unrealized gains and losses reported in accumulated other comprehensive income. For the years ended September 30, 2013, 2012 and 2011, there were no unrealized losses reported in accumulated other comprehensive income. Realized gains and losses and declines in fair value that are determined to be other-than-temporary on available-for-sale securities are included in interest income and other income, net. The cost of securities sold was based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in Interest and other income (expense), net. Realized losses for sales of investments for the years ended September 30, 2013, 2012 and 2011 were $0, $0, and $15,000, respectively.

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Allowances are based on management's judgment, which considers historical experience and specific knowledge of accounts where collectability may not be probable. The Company makes provisions based on historical bad debt experience, a specific review of all significant outstanding invoices and an assessment of general economic conditions.

Inventory

Inventory consists of property obtained for resale, generally through the online auction process, and is stated at the lower of cost or market. Cost is determined using the specific identification method. Charges for unsellable inventory are included in cost of goods sold in the period in which they have been determined to occur.

Property and Equipment

Property and equipment is recorded at cost, and depreciated and amortized on a straight-line basis over the following estimated useful lives:

Computers and purchased software	One to five years
Office equipment	Three years
Furniture and fixtures	Five to seven years
Leasehold improvements	Shorter of lease term or useful life

Intangible Assets

Intangible assets primarily consist of contract acquisition costs, covenants not to compete, and other intangible assets associated with acquisitions (see Note 4). Intangible assets are amortized using the straight-line method over their estimated useful lives, ranging from three to seven years.

Impairment of Long-Lived Assets

Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by comparing the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

Goodwill

Goodwill and other non-amortizable intangible assets are reviewed for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or the loss of a significant customer. In evaluating goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more than likely than not (that is, a likelihood of more than 50 percent) that

2. Summary of Significant Accounting Policies (Continued)

the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then no further testing of goodwill assigned to the reporting unit is required. However, if the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company applies a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in the statements of operations.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met:

- a buyer submits the winning bid in an auction and, as a result, evidence of an arrangement exists and the sale price has been determined;
- the buyer has assumed the risks and rewards of ownership; and
- collection is reasonably assured.

Revenue is also evaluated for reporting revenue of gross proceeds as the principal in the arrangement or net of commissions as an agent. In arrangements in which the Company is deemed to be the primary obligor, bears physical and general inventory risk, and credit risk, LSI recognizes as revenue the gross proceeds from the sale, including buyer's premiums. The Company has evaluated its revenue recognition policy related to sales under LSI's profit-sharing model and determined it is appropriate to account for these sales on a gross basis. In the Company's evaluation, the Company relied most heavily upon its status as primary obligor in the sales relationship and the fact that the Company has general inventory risk.

In arrangements in which the Company acts as an agent or broker on a consignment basis, without taking physical or general inventory risk, revenue is recognized based on the sales commissions that are paid to the Company by the sellers for utilizing LSI's services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to the Company upon completion of the transaction. Such revenue as well as other fee revenue is presented as Fee Revenue in the Consolidated Statements of Operations.

The Company collects and remits sales taxes on merchandise that it purchases and sells, and reports such amounts under the net method in its Consolidated Statements of Operations.

Cost of Goods Sold

Cost of goods sold includes the costs of purchasing and transporting property for auction as well as credit card transaction fees. The Company purchases the majority of its inventory at a percentage of the supplier's original acquisition cost under the Surplus and certain commercial contracts, a percentage of the supplier's last retail price under certain commercial contracts and varies depending on the type of the inventory purchased or a fixed price per pound under the Scrap Contract. Title for the inventory passes to the Company at the time of purchase and the Company bears the risks and rewards of

2. Summary of Significant Accounting Policies (Continued)

ownership. The Company does not have title to assets sold on behalf of its commercial or government customers when it receives only sales commission revenue and, as such, recognizes no cost of goods sold associated with those sales. Cost of goods sold also includes shipping and handling costs and amounts paid by customers for shipping and handling.

Risk Associated with Certain Concentrations

The Company does not perform credit evaluations for the majority of its buyers. However, substantially all sales are recorded subsequent to payment authorization being received. As a result, the Company is not subject to significant collection risk, as most goods are not shipped before payment is received.

For consignment sales transactions, funds are collected from buyers and are held by the Company on the sellers' behalf. The funds are included in cash and cash equivalents in the consolidated financial statements. The Company releases the funds to the seller, less the Company's commission and other fees due, after the buyer has accepted the goods or within 30 days, depending on the state where the buyer and seller conduct business. The amount of cash held on behalf of the sellers is recorded as customer payables in the accompanying Consolidated Balance Sheets.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents in banks over FDIC limits, and accounts receivable. The Company deposits its cash with financial institutions that the Company considers to be of high credit quality.

For the years ended September 30, 2013, 2012, and 2011, approximately 11%, 20%, and 11% of the Company's Gross Merchandise Volume (GMV) was generated from Wal-Mart under multiple contracts / programs.

Income Taxes

The Company accounts for income taxes using an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. A valuation allowance is provided to reduce the deferred tax assets to a level that the Company believes will more likely than not be realized. The resulting net deferred tax asset reflects management's estimate of the amount that will be realized.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis.

Stock-Based Compensation

The Company estimates the fair value of share-based awards on the date of grant. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of restricted stock awards is based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally, the Company has estimated forfeitures for share-based awards at the dates of

2. Summary of Significant Accounting Policies (Continued)

grant based on historical experience, adjusted for future expectation. The forfeiture estimate is revised as necessary if actual forfeitures differ materially from these estimates.

The Company issues restricted stock awards where restrictions lapse upon either the passage of time (service vesting), achieving performance targets, or some combination of these restrictions. For those restricted stock awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For awards with both performance and service conditions, the Company starts recognizing compensation cost over the remaining service period, when it is probable the performance condition will be met. For stock awards that contain performance vesting conditions, the Company excludes these awards from diluted earnings per share computations until the contingency is met as of the end of that reporting period. For awards to non-employees (who are not directors), the Company records compensation cost when the performance condition is met. The Company presents the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) as a financing activity with a corresponding operating cash outflow in the Consolidated Statements of Cash Flows.

Advertising Costs

Advertising expenditures are expensed as incurred. Advertising costs charged to expense were $4,560,000, $4,939,000, and $4,768,000 for the years ended September 30, 2013, 2012 and 2011, respectively.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, profit-sharing distributions payable, and customer payables reported in the Consolidated Balance Sheets approximate their fair values.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. The translation of the subsidiary's financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recognized in accumulated other comprehensive income, a separate component of stockholders' equity. Realized foreign currency transaction gains and losses for 2011 are included in losses from discontinued operations and for 2012 and 2013 are included in interest expense and other expense (income), net in the consolidated statements of operations.

Comprehensive Income

Comprehensive income includes net income adjusted for foreign currency translation; unrealized gains and losses on available-for-sale securities, and pension benefit adjustments, and is reflected as a separate component of stockholders' equity. For the years ended September 30, 2013, 2012 and 2011, respectively, comprehensive income was $40,376,000, $49,490,000, and $13,209,000.

2. Summary of Significant Accounting Policies (Continued)

Earnings per Share

Basic net income attributable to common stockholders per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company had 1,294,082 unvested restricted shares, which were issued at prices ranging from $7.48 - $25.52, during the years ended September 30, 2011, 2010, and 2009, of which all have been included in the calculation of diluted income per share for the year ended September 30, 2011, due to the significant difference between the issuance price and the average market price for the period in which they have been outstanding. The Company had 1,399,609 unvested restricted shares, which were issued at prices ranging from $7.48 - $52.55, during the years ended September 30, 2012, 2011, 2010, and 2009, of which all have been included in the calculation of diluted income per share for the year ended September 30, 2012. The Company had 1,543,869 unvested restricted shares, which were issued at prices ranging from $7.48 - $52.55, during the years ended September 30, 2013, 2012, 2011, 2010, and 2009, of which 383,831 have been included in the calculation of diluted income per share for the year ended September 30, 2013. The Company has also not included the following stock options in the calculation of diluted income per share because the option exercise prices were greater than the average market prices for the applicable periods:

(a) for the fiscal year ended September 30, 2013 - 151,291 options;

(b) for the fiscal year ended September 30, 2012 - 0 options; and

(c) for the fiscal year ended September 30, 2011 - 0 options.

2. Summary of Significant Accounting Policies (Continued)

The following summarizes the potential outstanding common stock of the Company as of the dates set forth below:

	September 30,		
	2013	2012	2011
	(dollars in thousands except per share and share data)		
Weighted average shares calculation:			
Basic weighted average shares outstanding	31,616,926	30,854,796	27,736,865
Treasury stock effect of options and restricted stock	1,040,310	1,928,283	1,345,068
Diluted weighted average common shares outstanding	32,657,236	32,783,079	29,081,933
Income from continuing operations	$ 41,104	$ 48,296	$ 20,679
Income from discontinued operations	—	—	(12,167)
Net income	$ 41,104	$ 48,296	$ 8,512
Basic income (loss) per common share:			
From continuing operations	$ 1.30	$ 1.57	$ 0.75
From discontinued operations	—	—	(0.44)
Basic income per common share	$ 1.30	$ 1.57	$ 0.31
Diluted income (loss) per common share:			
From continuing operations	$ 1.26	$ 1.47	$ 0.71
From discontinued operations	—	—	(0.42)
Diluted income per common share	$ 1.26	$ 1.47	$ 0.29

Basic net income attributable to common stockholders per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock only if an entity records earnings from continuing operations as such adjustments would otherwise be anti-dilutive to earnings per share from continuing operations.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which amends existing guidance by requiring that additional information be disclosed about items reclassified out of accumulated other comprehensive income. The additional information includes separately stating the total change for each component of other comprehensive income and separately disclosing both current-period other comprehensive income and reclassification adjustments. Entities are also required to present, either on the face of the income statement or in the note to the financial statements, significant amounts reclassified out of accumulated other comprehensive income as separate line items of net income but only if the entire amount reclassified must be reclassified to net income in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity must cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02

2. Summary of Significant Accounting Policies (Continued)

will be effective for interim and annual periods beginning after December 15, 2012, which for the Company will be its fiscal 2014 first quarter. The Company does not believe the adoption of this update will have a material impact on its financial statements.

In September 2011, the FASB amended its guidance for testing goodwill for impairment by allowing an entity to use a qualitative approach to test goodwill for impairment. The amended guidance, included in ASU 2011-08, "Testing Goodwill for Impairment" is effective for the Company for its annual reporting period beginning on October 1, 2012. The amended guidance is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220)—Presentation of Comprehensive Income*, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for the Company in its first quarter of fiscal 2013 (quarter ended December 31, 2012) and is applied retrospectively. The adoption of this guidance had the effect of including the consolidated statements of comprehensive income in these financial statements.

3. Significant Contracts

DLA Disposition Services

The Company has a Surplus Contract with the DLA Disposition Services in which the base term expired in February 2012 with two one year renewal options. The DoD has exercised both renewal options. During November 2013, the DoD suspended the Request For Proposal (RFP) process for the Surplus Contact. We continue to provide services under our existing contract. Under the Surplus Contract, the Company is required to purchase all usable surplus property offered to the Company by the Department of Defense at a fixed percentage equal to 1.8% of the DoD's original acquisition value. The Company retains 100% of the profits from the resale of the property and bears all of the costs for the merchandising and sale of the property. Included in Accrued expenses and other current liabilities in the Consolidated Balance Sheet, the Company has a liability to the DoD of approximately $9,257,000 and $9,627,000 for inventory as of September 30, 2013 and 2012, respectively. The Surplus Contract contains a provision providing for a mutual termination of the contract for convenience.

As a result of the Surplus Contract, the Company is the sole remarketer of all DoD surplus turned into the DLA Disposition Services available for sale within the United States, Puerto Rico, and Guam. Revenue from the Surplus Contract accounted for 30.3%, 27.2%, and 27.7% of our consolidated revenue for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

The Company has a Scrap Contract with the DLA Disposition Services in which the base term expired in June 2012 with three one year renewal options. The DoD has exercised the first two renewal options. Under the terms of the Scrap Contract, the Company is required to purchase all scrap government property referred to it by the DLA Disposition Services. The Company distributes to the

3. Significant Contracts (Continued)

DLA Disposition Services 77% of the profits realized from the ultimate sale of the inventory, after deduction for allowable expenses, as provided for under the terms of the contract. The Contract also has a performance incentive that allows it to receive up to an additional 2% of the profit sharing distribution. This incentive is measured annually on June 30th, and is applied to the prior 12 months. The Company earned a performance incentive for the years ended September 30, 2013, 2012 and 2011 of approximately $1,265,000, $1,651,000, and $1,601,000, respectively. For the years ended September 30, 2013, 2012 and 2011, profit-sharing distributions to the DLA Disposition Services under the Scrap Contract were $35,944,000 $43,242,000, and $49,318,000, including accrued amounts, as of September 30, 2013, 2012, and 2011, of $4,315,000 $4,041,000, and $7,203,000, respectively. The Scrap Contract may be terminated by either the Company or the DLA Disposition Services if the rate of return performance ratio does not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. The Company has performed in excess of the benchmark ratios throughout the contract period through September 30, 2013.

As a result of the Scrap Contract, the Company is the sole remarketer of all U.S. Department of Defense scrap turned into the DLA Disposition Services available for sale within the United States, Puerto Rico, and Guam. Revenue from the Scrap Contract accounted for 25.5%, 16.1%, and 13.5% of our consolidated revenue for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

4. Acquisitions

Truck Center Acquisition

On June 1, 2011, the Company acquired the assets of Truckcenter.com, LLC. (TC) for approximately $15,989,000. The acquisition price included an upfront cash payment of $9,000,000 and an earn-out payment. Under the terms of the agreement, the earn-out is based on EBITDA earned by TC during the trailing 12 months ending August 31, 2012, and the revenue earned by TC during each of the two 12 month periods after the closing date of the acquisition through May 31, 2013. The Company estimated the fair value of the earn-out as of September 30, 2011 to be $6,989,000 out of a possible total earn out payment of $9,000,000. During 2012, based upon revised projections, the Company determined that the fair value of the earn-out was zero and reversed the liability of $6,989,000 with a corresponding reduction (credit) in the Acquisition costs line in the Consolidated Statement of Operations. No amounts were paid under the earn-out.

Goodwill, which is deductible for tax purposes due to the asset purchase structure, was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce. The purchase consideration was allocated to acquired tangible assets, identifiable intangible assets, and liabilities assumed at fair value and goodwill as follows:

	Consideration Amount
	(in thousands)
Current assets	$ 239
Goodwill	14,167
Brand assets	623
Intangible technology assets	250
Covenants not to compete	700
Property and equipment	48
Current liabilities	(38)
Total consideration	$15,989

4. Acquisitions (Continued)

Jacobs Trading Acquisition

On October 1, 2011, LSI completed its acquisition of the assets of Jacobs Trading, LLC. The acquisition price included an upfront cash payment of $80.0 million, a seller subordinated 5% unsecured note of $40.0 million, which the Company paid in full in November 2012, the issuance of 900,171 shares of restricted stock (valued at $24.5 million by applying a 15% discount to the Company's closing share price on September 30, 2011) and an earn-out payment. The stock consideration contained a restriction that it is not freely tradable for six months following the acquisition date and the Company used the put option analysis method to fair value the stock. Under the terms of the agreement, the earn-out is based on EBITDA earned by Jacobs during the trailing 12 months ending December 31, 2012 and 2013. The Company's estimate of the fair value of the earn-out as of October 1, 2011 was $8.3 million out of a possible total earn out payment of $30.0 million. During 2012, based on the performance of the business and revised projections, the Company accrued an additional $6.2 million for the earn-out. As of September 30, 2012, the fair value of the earn-out was $14.5 million. During the three months ended December 31, 2012, based on the performance of the business and revised projections, the Company accrued an additional $5.1 million and paid out $17.4 million. During the three months ended March 31, 2013, the Company paid out the remaining $2.2 million earn-out out under the 2012 target. Based on the performance of the business and projections in comparison to the elevated earn-out targets for calendar year 2013 relative to the targets for calendar year 2012, the Company believes the fair value of the calendar year 2013 earn-out as of September 30, 2013 is zero.

The total purchase price is allocated to Jacobs' net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of October 1, 2011, the effective date of the acquisition of Jacobs. The purchase price was allocated as follows:

	Consideration Amount
	(in thousands)
Accounts receivable	$ 4,710
Inventory	6,059
Prepaid expenses	120
Goodwill	110,226
Vendor contract intangible asset	33,300
Covenants not to compete	2,400
Property and equipment	847
Accounts payable	(1,837)
Accrued liabilities	(3,101)
Total consideration	$152,724

Goodwill, which is deductible for tax purposes due to the asset purchase structure, was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce.

GoIndustry Acquisition

In July 2012, the Company completed its purchase of GoIndustry, for 73 pence per share ($11.6 million). GoIndustry is a global provider of surplus asset management, auction and valuation

4. Acquisitions (Continued)

services operating in over 25 countries in North America, Europe and Asia. The acquisition expands the Company's client roster with leading global manufacturers across the aerospace, consumer packaged goods, electronics, pharmaceutical, technology and transportation industry verticals.

The total purchase price is allocated to GoIndustry's net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of July 1, 2012, the effective date of the acquisition of GoIndustry. Based on management's estimate of the fair value of tangible and intangible assets acquired and liabilities assumed, the purchase price was allocated as follows:

	Consideration Amount
	(in thousands)
Cash	$ 10,091
Accounts receivable	3,987
Inventory	297
Prepaid expenses and deposits	1,075
Goodwill	34,152
Brand and technology intangible assets	4,877
Property and equipment	354
Accounts payable	(5,788)
Accrued liabilities	(11,087)
Pension liability	(6,468)
Due to customers	(19,017)
Other liabilities	(846)
Total consideration	$ 11,627

Goodwill was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce, of which approximately $5.5 million of the goodwill and all of the intangible assets are expected to be tax deductible, as a result of the structure of the transaction. The amount of revenue included in the 2013 consolidated statement of operations related to GoIndustry was $38.6 million.

National Electronic Service Association (NESA)

On November 1, 2012, the Company acquired the assets and assumed liabilities of National Electronic Service Association (NESA) in an all cash transaction. The acquisition price included an upfront cash payment of approximately $18.3 million and an earn-out payment. Under the terms of the agreement, the earn-out is based on EBITDA earned by NESA during the 36-48 months after closing. EBITDA growth used in the calculation is capped at 20% of prior period. The Company's estimate for the total payout ranges from zero to a maximum $37.7 million. The Company's estimate of the fair value of the earn-out as of the date of acquisition was $18.0 million. As of September 30, 2013, the Company's best estimate of the fair value of the earn out is $18.3 million. NESA is a Canadian provider of returns management, refurbishment and reverse logistics services for high-value consumer products. NESA provides expertise and focused services to Fortune 1000 companies in the management of Consumer Electronics, Telecommunications, and Information Technology products.

4. Acquisitions (Continued)

Under the acquisition method of accounting, the total estimated purchase price is allocated to NESA's net tangible and intangible assets acquired based on their estimated fair values as of November 1, 2012. Based on management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, the purchase price was allocated as follows:

	Consideration Amount
	(in thousands)
Cash	$ 3,760
Goodwill	27,009
Vendor contract intangible asset	3,936
Covenants not to compete	1,400
Other intangible asset	225
Property and equipment	234
Accrued liabilities	(204)
Total consideration	$36,360

Goodwill was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce, 75% of which is expected to be tax deductible as a result of the asset purchase structure of the transaction.

5. Summary of Discontinued Operations

During 2011, the Company ceased operating its United Kingdom business which had conducted sales of surplus assets and retail merchandise. The economic downturn and a low buyer adoption rate of online inventory sourcing created ongoing losses that were not sustainable.

The components of discontinued operations are as follows:

	Years ended September 30,		
	2013	2012	2011
	(in thousands)		
Revenue	$—	$—	$ 9,976
Expense	—	—	(16,159)
Depreciation and amortization	—	—	(637)
Interest income	—	—	1,078
Income tax benefit	—	—	11,039
Goodwill impairment and currency translation	—	—	(17,464)
Loss from discontinued operations	$—	$—	$(12,167)

The impairment charge of $17.5 million includes the reversal of currency translation adjustments of $3.9 million previously recorded in accumulated other comprehensive income since the time of acquisition and is included in the calculation of loss from discontinued operations.

6. Property and Equipment

Property and equipment, including equipment under capital lease obligations, consists of the following:

	September 30, 2013	September 30, 2012
	(in thousands)	
Computers and purchased software	$ 17,953	$ 15,125
Office/Operational equipment	5,391	4,475
Furniture and fixtures	1,408	1,253
Vehicles	992	1,110
Leasehold improvements	4,319	4,035
	30,063	25,998
Less: accumulated depreciation and amortization	(19,683)	(15,616)
	$ 10,380	$ 10,382

Depreciation and amortization expense related to property and equipment for the years ended September 30, 2013, 2012 and 2011 was $5,696,000, $4,714,000, and $4,180,000, respectively.

7. Goodwill

The goodwill of acquired companies is primarily related to the acquisition of an experienced and knowledgeable workforce. The following summarizes our goodwill activity for the periods indicated:

	Goodwill
	(in thousands)
Balance at September 30, 2011	$ 40,549
New acquisitions	144,378
Translation adjustments	844
Balance at September 30, 2012	185,771
New acquisitions	27,009
Translation adjustments	(1,069)
Balance at September 30, 2013	$211,711

8. Intangible Assets

Intangible assets at September 30, 2013 and September 30, 2012 consisted of the following:

		September 30, 2013			September 30, 2012		
	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(dollars in thousands)					
Contract intangibles	5 - 7	$37,236	$(16,696)	$20,540	$33,300	$(7,266)	$26,034
Brand and technology	3 - 5	5,965	(1,666)	4,299	6,325	(1,023)	5,302
Covenants not to compete	3 - 5	4,440	(1,439)	3,001	4,400	(1,770)	2,630
Patent and trademarks	3 - 10	509	(144)	365	374	(136)	238
Total intangible assets, net				$28,205			$34,204

8. Intangible Assets (Continued)

Future expected amortization of intangible assets at September 30, 2013 was as follows:

Years ending September 30,	Amortization (in thousands)
2014	$11,143
2015	9,367
2016	6,281
2017	1,265
2018 and after	149
Total	$28,205

Amortization expense related to intangible assets for the years ended September 30, 2013, 2012 and 2011 was $11,678,000, $9,451,000, and $1,514,000, respectively.

9. Debt

Senior Credit Facility

On April 30, 2010, the Company entered into a three year senior credit facility (the Agreement) with a bank, which provides for borrowings up to $30.0 million. On March 13, 2012, the Company amended this credit facility extending the term to May 31, 2014 and increasing the borrowing capacity up to $75.0 million. Borrowings under the Agreement bear interest at an annual rate equal to the 30 day LIBOR rate plus 1.25% (1.431% at September 30, 2013) due monthly. As of September 30, 2013, the Company had no outstanding borrowings under the Agreement, and our borrowing availability was $67.8 million, due to issued letters of credit for $7.2 million. Borrowings under the Agreement are secured by substantially all of the assets of the Company. The Agreement contains certain financial and non-financial restrictive covenants including, among others, the requirements to maintain a minimum level of earnings before interest, income taxes, depreciation and amortization (EBITDA) and a minimum debt coverage ratio. As of September 30, 2013, the Company was in compliance with these covenants.

Subordinated Note

In conjunction with the Jacobs Trading acquisition during 2011, the Company issued a $40,000,000 seller subordinated 5% unsecured note. The note was repaid in November 2012. In conjunction with the repayment, the Company received a $1.0 million discount on the principal. This gain on the early extinguishment of debt has been reflected in interest and other expense (income) in the Consolidated Statement of Operations.

10. Commitments

Leases

The Company leases certain office space and equipment under non-cancelable operating lease agreements, which expire at various dates through 2019. Certain of the leases contain escalation clauses and provide for the pass-through of increases in operating expenses and real estate taxes. Rent related to leases that have escalation clauses is recognized on a straight-line basis. Resulting deferred rent charges are included in other long-term liabilities and were $893,000 and $592,000, at September 30, 2013 and 2012, respectively. Future minimum payments under the leases as of September 30, 2013 are as follows:

Years ending September 30,	Operating Lease Payments
	(in thousands)
2014	$ 9,258
2015	7,299
2016	5,659
2017	4,570
2018	3,938
2019	2,183
Total future minimum lease payments	$32,907

Rent expense for the years ended September 30, 2013, 2012 and 2011 was $11,236,000, $8,639,000, and $6,800,000, respectively.

11. 401(k) Benefit Plan

The Company has a retirement plan (the Plan), which is intended to be a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan available to all eligible employees and allows participants to contribute up to the legal maximum of their eligible compensation, not to exceed the maximum tax-deferred amount allowed by the Internal Revenue Service. The Plan also allows the Company to make discretionary matching contributions. For the years ended September 30, 2013, 2012 and 2011, the Company contributed and recorded expense of approximately $2,382,000, $1,113,000, and $703,000, respectively, to the Plan.

12. Income Taxes

The components of the provision for income taxes of continuing operations are as follows:

	Year ended September 30,		
	2013	2012	2011
	(in thousands)		
Current tax provision:			
U.S. Federal	$27,611	$28,124	$13,019
State	5,035	5,129	2,374
Foreign	1,757	118	—
	34,403	33,371	15,393
Deferred tax (benefit) expense:			
U.S. Federal	(6,012)	(1,454)	(194)
State	(1,096)	(265)	260
Foreign	256	—	—
	(6,852)	(1,719)	66
Total provision	$27,551	$31,652	$15,459

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 30,	
	2013	2012
	(in thousands)	
Deferred tax assets:		
Net operating losses—Foreign	$ 4,572	$ 3,170
Net operating losses—US	2,107	2,541
Accrued vacation and bonus	2,342	1,360
Inventory capitalization	4,048	2,815
Inventory reserves	565	—
Allowance for doubtful accounts	252	336
Stock compensation expense	8,036	5,134
Amortization of intangibles	6,609	3,560
Foreign deferred tax assets	909	1,389
Other	352	282
Total deferred tax assets before valuation allowance	29,792	20,587
Less: valuation allowance	(5,424)	(4,558)
Net deferred tax assets	24,368	16,029
Deferred tax liabilities:		
Amortization of goodwill and intangibles	7,025	2,644
Depreciation	1,235	1,936
Foreign deferred tax liabilities	314	—
Total deferred tax liabilities	$ 8,574	$ 4,580
Net deferred taxes	$15,794	$11,449

12. Income Taxes (Continued)

The reconciliation of the U.S. federal statutory rate to the effective rate for continuing operations is as follows:

	Year ended September 30,		
	2013	2012	2011
U.S. statutory rate	35.0%	35.0%	35.0%
Permanent items	0.6	—	3.5
State taxes	3.9	3.9	4.3
Net foreign rate differential	0.6	0.7	—
Provision for income taxes	40.1%	39.6%	42.8%

At September 30, 2013 and 2012, the Company had deferred tax assets related to available foreign net operating loss (NOL) carryforwards of approximately $4,572,000 and $3,170,000, which do not expire. Due to historic losses of those foreign entities, the Company does not believe that it is more likely than not that the related deferred tax assets will be realized and a full valuation allowance has been recorded. In addition, the Company also recorded a deferred tax asset of $3,753,000 related to NOL carryforwards related to its acquisition of Network International, Inc. in 2010. These NOL carryforwards expire in 2023. The Company will adjust these NOL carryforwards and the related valuation allowance as the related tax returns are filed.

The Company has not recorded a provision for deferred U.S. tax expense on the undistributed earnings of foreign subsidiaries since the Company intends to indefinitely reinvest the earnings of these foreign subsidiaries outside the U.S. The amount of such undistributed foreign earnings was approximately $6.6 million as of September 30, 2013.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis. The Company's policy is to recognize interest and penalties in the period in which they occur in the income tax provision. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions and in foreign jurisdictions, primarily Canada and the U.K. Currently, the Company is subject to income tax examinations for fiscal 2010 and 2011. The Company anticipates no material tax liability to arise from this examination. The statute of limitations for years prior to fiscal 2010 is now closed. However, certain tax attribute carryforwards that were generated prior to fiscal 2010 may be adjusted upon examination by tax authorities if they are utilized.

13. Stockholders' Equity

2006 Omnibus Long-Term Incentive Plan

In conjunction with the Company's initial public offering, the board of directors and the Company's shareholders approved the 2006 Omnibus Long-Term Incentive Plan, or the 2006 Plan, on December 2, 2005. The 2005 Stock Option and Incentive Plan was terminated when the 2006 Plan became effective, immediately after the closing of the initial public offering.

A portion of the options and restricted shares granted to employees vest based on certain performance conditions being satisfied by the Company. Performance-based stock options are tied to

13. Stockholders' Equity (Continued)

the Company's annual performance against pre-established internal targets and the actual payout under these awards may vary from zero to 100% of an employee's target payout, based upon the Company's actual performance during the previous twelve months. The performance-based stock options are also subject to vesting requirements and generally vest when the performance condition has been satisfied. The fair value for stock options granted during the period was estimated at the grant date using the Black-Scholes option pricing model, as described in Note 2, and the fair value of restricted shares granted is based on the closing price of the shares on the grant date. Compensation cost is recognized when the performance condition has been satisfied or when it becomes probable that the performance condition will be satisfied.

Under the 2006 Plan, as amended, 10,000,000 shares were available for issuance. At September 30, 2009, there were 5,189,996 shares remaining reserved for issuance in connection with awards under the 2006 Plan. During fiscal year 2010, the Company granted options to purchase 624,566 shares to employees and directors with exercise prices between $9.05 and $13.96, and options to purchase 75,467 shares were forfeited. During fiscal year 2010, the Company granted 699,410 restricted shares to employees and directors at prices ranging from $9.05 to $13.96, and 45,026 restricted shares were forfeited. At September 30, 2010, there were 3,986,513 shares remaining reserved for issuance in connection with awards under the 2006 Plan. During fiscal year 2011, the Company granted options to purchase 321,072 shares to employees and directors with exercise prices between $14.30 and $17.02, and options to purchase 73,591 shares were forfeited. During fiscal year 2011, the Company granted 736,340 restricted shares to employees and directors at prices ranging from $12.88 to $25.52, and 150,112 restricted shares were forfeited. During fiscal year 2012, the Company granted options to purchase 181,783 shares to employees and directors with exercise prices between $31.37 and $42.31, and options to purchase 78,148 shares were forfeited. During fiscal year 2012, the Company granted 633,647 restricted shares to employees and directors at prices ranging from $31.37 to $52.55, and 138,052 restricted shares were forfeited. During the twelve months ended September 30, 2012, the Company issued 100,000 restricted shares to a non-employee that vest based on performance conditions. During fiscal year 2013, the Company granted options to purchase 171,994 shares to employees and directors with exercise prices between $29.47 and $46.72, and options to purchase 32,244 shares were forfeited. During fiscal year 2013, the Company granted 997,857 restricted shares to employees and directors at prices ranging from $29.47 to $42.47, and 403,083 restricted shares were forfeited. During the twelve months ended September 30, 2013, the Company issued 335,000 restricted shares and cancelled 281,500 restricted shares to a non-employee that vest based on performance conditions. At September 30, 2013, there were 1,819,050 shares remaining reserved for issuance in connection with awards under the 2006 Plan. The maximum number of shares subject to options or stock appreciation rights that can be awarded under the 2006 Plan to any person is 1,000,000 per year. The maximum number of shares that can be awarded under the 2006 Plan to any person, other than pursuant to an option or stock appreciation right, is 700,000 per year. These shares and options generally vest over a period of one to four years conditioned on continued employment for the incentive period.

The 2006 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options ("non-qualified stock options"). The exercise price of each stock option may not be less than 100% of the fair market value of the common stock on the date of grant. However, if a grant recipient, who holds at least 10% of the common stock of the Company, receives

13. Stockholders' Equity (Continued)

an incentive stock option, the exercise price of such incentive stock option may not be less than 110% of the fair market value of the common stock on the date of grant. The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant.

The compensation committee may also award under the 2006 Plan:

- restricted stock, which are shares of common stock subject to restrictions;
- stock units, which are common stock units subject to restrictions;
- dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;
- stock appreciation rights, which are rights to receive a number of shares or, in the discretion of the compensation committee and subject to applicable law, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee;
- unrestricted stock, which are shares of common stock granted without restrictions as a bonus; and
- performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the compensation committee (the compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria set forth in the 2006 Plan).

Share Repurchase Program

On December 2, 2008, the Company's Board of Directors approved a $10.0 million share repurchase program. Under the program, the Company is authorized to repurchase the issued and outstanding shares of common stock. Share repurchases may be made through open market purchases, privately negotiated transactions or otherwise, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The repurchase program may be discontinued or suspended at any time, and will be funded using our available cash. On each of February 2, 2010, November 30, 2010, and May 3, 2011, the Board of Directors approved the repurchase of up to an additional $10.0 million in shares, and on May 17, 2012, an additional $30.0 million in shares were approved to be repurchased by the Board of Directors under the share repurchase program. The Company's Board of Directors reviews the share repurchase program periodically, the last such review having occurred in May 2012. During the year ended September 30, 2009, 707,462 shares were purchased under the program for approximately $3,874,000. During the year ended September 30, 2010, 1,225,019 shares were purchased under the program for approximately $14,471,000. During the year ended September 30, 2011, 229,575 shares were purchased under the program for approximately $3,541,000. During the year ended September 30, 2012, 505,067 shares were purchased and retired under the program for approximately $30,000,000. During the year ended September 30, 2013, no shares were purchased under the program. As of September 30, 2013, approximately $18,114,000 may yet be expended under the program.

13. Stockholders' Equity (Continued)

Stock Option Activity

A summary of the Company's stock option activity for the years ended September 30, 2013 and 2012 is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding at September 30, 2011	2,894,547	$11.55
Options granted	181,783	34.42
Options exercised	(1,322,387)	11.72
Options canceled	(78,148)	12.72
Options outstanding at September 30, 2012	1,675,795	13.84
Options granted	171,994	35.76
Options exercised	(223,139)	11.35
Options canceled	(32,244)	18.67
Options outstanding at September 30, 2013	1,592,406	16.46
Options exercisable at September 30, 2013	1,161,779	13.48

The following table summarizes information about options outstanding at September 30, 2013:

	Options Outstanding		
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$2.00 - 8.00	192,001	4.72	$ 7.33
$8.23 - $46.72	1,400,405	6.01	17.71
	1,592,406	5.85	16.46

The following table summarizes information about options exercisable at September 30, 2013:

	Options Exercisable		
Range of Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$3.00 - $42.31	1,161,779	5.18	$13.48

The following table summarizes information about assumptions used in valuing options granted:

	Year ended September 30		
	2013	2012	2011
Dividend yield	—	—	—
Expected volatility	51.8% - 60.6%	60.4%	63.9% - 64.8%
Risk-free interest rate	0.1% - 1.0%	0.6%	0.3% - 1.7%
Expected forfeiture rate	19.7%	19.0%	18.4%

13. Stockholders' Equity (Continued)

The intrinsic value of outstanding and exercisable options at September 30, 2013 was approximately $28,265,000 and $23,603,000, respectively, based on a stock price of $33.50 on September 30, 2013.

The weighted average grant date fair value of options granted during 2013, 2012 and 2011 was $35.76, $34.42, and $15.21, respectively.

The intrinsic value of options exercised at September 30, 2013, 2012, and 2011 was $4,943,000, $50,899,000, and $43,706,000, respectively.

Restricted Share Activity

A summary of the Company's restricted share activity for the years ended September 30, 2013 and 2012 is as follows:

	Restricted Shares	Weighted-Average Fair Value
Unvested restricted shares at September 30, 2011	1,294,082	$13.13
Restricted shares granted	633,647	34.05
Restricted shares vested	(390,068)	12.53
Restricted shares canceled	(138,052)	15.70
Unvested restricted shares at September 30, 2012	1,399,609	22.51
Restricted shares granted	997,857	36.97
Restricted shares vested	(450,514)	21.18
Restricted shares canceled	(403,083)	35.39
Unvested restricted shares at September 30, 2013	1,543,869	28.89

For the years ended September 30, 2013, 2012 and 2011, the Company recorded stock-based compensation of $13,379,000, $12,117,000, and $9,136,000, respectively. The total costs related to unvested awards, not yet recognized, as of September 30, 2013 was $38,312,000, which will be recognized over the weighted average vesting period of 27.0 months.

14. Fair Value Measurement

The Company measures and records in the accompanying consolidated financial statements certain liabilities at fair value on a recurring basis. Authoritative guidance issued by the FASB establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). On January 1, 2012, the Company adopted Accounting Standards Update 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, which amended FASB ASC Topic 820, Fair Value Measurement. Adoption of the disclosure

14. Fair Value Measurement (Continued)

requirements did not have a material impact on our financial position or results of operations. The hierarchy consists of three levels:

Level 1	Quoted market prices in active markets for identical assets or liabilities;
Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3	Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

As of September 30, 2013 and 2012, the Company had no Level 1 or Level 2 assets or liabilities measured at fair value. As of September 30, 2013 and 2012, the Company's liability for earn-outs related to the NESA and Jacobs Trading Company acquisitions of $18,390,000 and $14,511,000, respectively, is the only liability measured at fair value on a recurring basis and is classified as Level 3 within the fair value hierarchy. The changes in liabilities measured at fair value for which the Company has used Level 3 inputs to determine fair value for the year ended September 30, 2013 are as follows ($ in thousands):

	Level 3 Liabilities
Balance at September 30, 2011	$ 10,151
Acquisition contingent consideration	8,185
Settlements	(3,162)
Increase (decrease) of contingent consideration	(663)
Balance at September 30, 2012	14,511
Acquisition contingent consideration	18,050
Settlements	(19,608)
Increase (decrease) of contingent consideration	5,437
Balance at September 30, 2013	$ 18,390

When valuing its Level 3 liability, the Company gives consideration to operating results, financial condition, economic and/or market events, and other pertinent information that would impact its estimate of the expected earn-out payment. The valuation procedures are primarily based on management's projection of EBITDA for the acquired businesses and applying a discount to the expected earn out payments to estimate fair value. Discount rates range from 2.0% to 9.7% and are based on the Company's cost of borrowing. Given the short-term nature of the earn-out periods, changes in the discount rate are not expected to have a material impact on the fair value of these liabilities. Because of the inherent uncertainty, this estimated value may differ significantly from the value that would have been used had a ready market for the liability existed, and it is reasonably possible that the difference could be material. Changes in fair value of the Company's Level 3 liabilities are recorded in Acquisition costs in the Consolidated Statements of Operations. As it relates to financial liabilities still held as of September 30, 2013, the Company recorded into earnings an additional $5,097,000 and $340,000 of contingent consideration for Jacobs Trading and NESA, respectively.

The Company's financial assets not measured at fair value are cash and cash equivalents (which includes cash and commercial paper with original maturities of less than 90 days). The Company believes the carrying value approximates fair value due to the short term maturity of these instruments.

15. Defined Benefit Pension Plan

Certain employees of GoIndustry, which the Company acquired in July 2012, are covered by a qualified defined benefit pension plan.

The Company recognizes the funded status of its postretirement benefit plans, with a corresponding noncash adjustment to accumulated other comprehensive income (loss), net of tax, in stockholders' equity. The funded status is measured as the difference between the fair value of the plan's assets and the benefit obligation of the plan.

The net periodic benefit cost recognized for the year ended September 30, 2013 and the year ended September 30, 2012, included the following components:

Qualified Defined Benefit Pension Plan

	Year ended September 30,	
	2013	2012
	(in thousands)	
Service cost	—	—
Interest cost	$ 1,055	$ 269
Expected return on plan assets	(1,055)	(248)
Amortization of prior service cost	—	—
Amortization of actuarial (gain)/loss	—	—
Amortization of transitional obligation/(asset)	—	—
Total net periodic benefit cost	—	$ 21

The following table provides a reconciliation of benefit obligations, plan assets, and unfunded status related to the Company's qualified defined benefit pension plan, net periodic benefit cost recognized for the year ended September 30, 2013 and September 30, 2012, included the following components:

Qualified Defined Benefit Pension Plan

	Year ended September 30,	
	2013	2012
	(in thousands)	
Change in benefit obligation		
Beginning balance	$25,106	—
Acquisitions/divestitures	—	$24,263
Service cost	—	—
Interest cost	1,055	269
Benefits paid	(617)	(264)
Actuarial (gain)/loss	(33)	—
Plan amendments	—	—
Foreign currency exchange rate changes	47	838
Participants' contributions	—	—
Ending balance	$25,558	$25,106

15. Defined Benefit Pension Plan (Continued)

Qualified Defined Benefit Pension Plan

	Year ended September 30,	
	2013	2012
	(in thousands)	
Change in plan assets		
Beginning balance at fair value	$19,320	—
Acquisitions/divestitures	—	$17,795
Actual return on plan assets	1,566	820
Benefits paid	(617)	(264)
Employer's contributions	1,632	322
Participants' contributions	—	—
Foreign currency exchange rate changes	105	647
Ending balance at fair value	$22,006	$19,320
Underfunded status of the plan	$(3,552)	$(5,786)

The accrued pension liability of $3.6 million is recorded in Accrued expenses and other current liabilities and Deferred taxes and other long-term liabilities in the Consolidated Balance Sheet. Because the plan is closed to new participants, the accumulated benefit obligation (ABO) is equal to the projected benefit obligation (PBO), and totals $25,558,000 and $25,106,000 at September 30, 2013 and September 30, 2012, respectively.

The amount recognized in other comprehensive loss related to the Company's qualified defined benefit pension plan, net of tax, for the year ended September 30, 2013 and September 30, 2012, is shown in the following table:

Qualified Defined Benefit Pension Plan

	Year ended September 30,	
	2013	2012
	(in thousands)	
Accumulated OCI		
Accumulated OCI at beginning of year	$ (584)	—
New actuarial (gains)/losses	(563)	$(584)
Amortization of prior service cost	—	—
Amortization of actuarial (gain)/loss	—	—
Amortization of transitional obligation/(asset)	—	—
Amount recognized in earnings for settlement	—	—
Accumulated OCI at end of year	$(1,147)	$(584)

Estimated amounts to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during 2014 based on September 30, 2013, plan measurements are $0. The plan complies with the funding provisions of the UK Pensions Act 2004 and the Occupational Pension

15. Defined Benefit Pension Plan (Continued)

Schemes Regulations Act 2005. In 2014, the Company expects to contribute $1.7 million to the plan. In addition, the Company expects to make the following pension plan contributions over the next 10 years:

	Plan Contributions (in thousands)
Year ending September 30,	
2014	$1,690
2015	1,690
2016	1,690
2017	563
2018	—
2019 through 2023	—
Total	$5,633

Actuarial Assumptions

The actuarial assumptions used to determine the benefit obligations at September 30, 2013 and September 30, 2012, and to determine the net periodic benefit cost for the year were as follows:

Qualified Defined Benefit Pension Plan

	2013	2012
Discount rate	4.40%	4.40%
Expected return on plan assets	5.80%	5.50%
Increases to non-GMP pensions in payment accrued pre 4/6/97	0.00%	0.00%
Increases to non-GMP pensions in payment accrued post 4/6/97	2.50%	2.30%
Rate of increases to deferred CPI linked benefits	2.50%	2.30%
Rate of increases to deferred RPI linked benefits	3.40%	3.00%

Mortality—90% of S1NxA tables, projected in line with 2012 CMI projection model and 1.0% pa long-term rate of improvement.

15. Defined Benefit Pension Plan (Continued)

Estimated Future Benefit Payments

The Company's pension plan expects to make the following benefit payments to participants over the next 10 years:

	Pension Benefits (in thousands)
Year ending September 30,	
2014	$ 859
2015	771
2016	735
2017	1,212
2018	948
2019 through 2023	5,524
Total	$10,049

Fair Value Measurements

The investment policy and strategy of the plan assets, as established by the Trustees of the plan, strive to maximize the likelihood of achieving primary objectives of the investment policy established for the plan. The primary objectives are:

1) Funding—to ensure that the Plan is fully funded using assumptions that contain a modest margin for prudence. Where an actuarial valuation reveals a deficit, a recovery plan will be put in place which will take into account the financial covenant of the employer;

2) Stability—to have due regard to the likely level and volatility of required contributions when setting the Plan's investment strategy; and

3) Security—to ensure that the solvency position of the Plan is expected to improve. The Trustees will take into account the strength of employer's covenant when determining the expected improvement in the solvency position of the Plan.

Assets were initially invested based on the target allocations stated below. The assets are allocated among equity investments and fixed income securities. The Trustees review the investment policy on an ongoing basis, to determine whether a change in the policy or asset allocation targets is necessary. The assets are not rebalanced and consisted of the following as of September 30, 2013:

	Target Allocation	Actual 2013
Equity securities	70%	49.4%
Fixed-income securities	30%	50.0%
Cash equivalents	0%	0.6%
Total	100.0%	100.0%

The class of equity securities consists of one pooled fund whose strategy is to invest in approximately 70% UK company shares (domestic) and 30% international equity securities. The class

15. Defined Benefit Pension Plan (Continued)

of fixed-income securities consists of one pooled fund whose strategy is to invest in a limited number of government and corporate bonds.

The expected long-term rate of return for the plan's total assets is based on the expected returns of each of the above categories, weighted based on the current target allocation for each class. The Trustees evaluate whether adjustments are needed based on historical returns to more accurately reflect expectations of future returns.

The Company is required to present certain fair value disclosures related to its postretirement benefit plan assets, even though those assets are not included on the Company's Consolidated Balance Sheets. The following table presents the fair value of the assets of the Company's qualified defined benefit pension plan by asset category and their level within the fair value hierarchy, which has three levels based on reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets, Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

Balance as of September 30, 2013	Level 1	Level 2	Level 3	Total
		(in thousands)		
Equity securities	—	$10,871	—	$10,871
Fixed-income securities	—	11,003	—	11,003
Cash equivalents	$132	—	—	132
Total	$132	$21,874	—	$22,006

Balance as of September 30, 2012	Level 1	Level 2	Level 3	Total
		(in thousands)		
International equity	—	$ 9,115	—	$ 9,115
Fixed-income securities	—	10,055	—	10,055
Cash equivalents	$150	—	—	150
Total	$150	$19,170	—	$19,320

Valuation Techniques

The Company relies on pricing inputs from investment fund managers to value investments. The fund manager prices the underlying securities using independent external pricing sources, or determined according to approved pricing policies in circumstances where independent sources are not available.

16. Quarterly Results (Unaudited)

The following table sets forth for the eight most recent quarters the selected unaudited quarterly consolidated statement of operations data. The unaudited quarterly consolidated statement of operations data has been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data.

	Three months ended							
	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013
	(in thousands, except share and per share data)							
Revenue from operations	$ 106,031	$ 125,724	$ 121,273	$ 122,275	$ 122,205	$ 130,324	$ 124,199	$ 129,128
Income before provision for income taxes from operations	$ 15,735	$ 31,270	$ 24,772	$ 8,171	$ 11,181	$ 21,522	$ 18,813	$ 17,139
Net income from operations	$ 9,126	$ 18,762	$ 14,863	$ 5,545	$ 6,709	$ 12,698	$ 11,288	$ 10,409
Basic earnings per common share	$ 0.30	$ 0.61	$ 0.48	$ 0.18	$ 0.21	$ 0.40	$ 0.36	$ 0.33
Diluted earnings per common share	$ 0.28	$ 0.57	$ 0.45	$ 0.17	$ 0.20	$ 0.39	$ 0.35	$ 0.32
Basic weighted average shares outstanding	30,393,309	30,840,322	31,140,261	31,045,293	31,482,853	31,561,412	31,651,061	31,772,379
Diluted weighted average shares outstanding	32,382,518	32,778,428	33,183,165	32,788,205	33,054,264	32,331,686	32,540,187	32,702,807

LIQUIDITY SERVICES, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands)

	Balance at beginning of period	Charged to expense	Reductions	Balance at end of period
Deferred tax valuation allowance (deducted from net deferred tax assets)				
Year ended September 30, 2011	$1,733	$1,608	—	$3,341
Year ended September 30, 2012	3,341	1,217	—	4,558
Year ended September 30, 2013	4,558	866	—	5,424
Allowance for doubtful accounts (deducted from accounts receivable)				
Year ended September 30, 2011	$ 328	$ 290	$ 104	$ 514
Year ended September 30, 2012	514	962	228	1,248
Year ended September 30, 2013	1,248	337	694	891
Inventory allowance (deducted from inventory)				
Year ended September 30, 2011	$1,012	$ 194	216	$ 990
Year ended September 30, 2012	990	1,584	—	2,574
Year ended September 30, 2013	2,574	147	1,269	1,452

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Purchase Agreements, dated as of April 5, 2008 and April 6, 2008, by and between Liquidity Services, Inc., and its wholly-owned subsidiary, Liquidity Services, Ltd., on the one hand, and David Mark Jacobs, Simon Jacobs, Darren Lee Innocent and Darren Malcolm Dorrington, on the other, incorporated herein by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008.
2.2	Agreement and Plan of Merger, dated June 8, 2010, by and among Liquidity Services, Inc., Leon Kennedy Acquisition Corp., Network International, Inc. and Eton Venture Services, Ltd. Co. incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 21, 2010.
2.3	Asset Purchase Agreement, dated May 24, 2011, among Youk Acquisition Partners, LLC, TruckCenter.com, LLC, Corey P. Schlossmann, Samantha Schlossmann, Jessica Schlossmann and Katie Schlossmann, incorporated herein by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2011.
2.4	Asset Purchase Agreement dated as of September 1, 2011, among Liquidity Services, Inc., Profar Acquisition Partners, LLC and Jacobs Trading, LLC, incorporated herein by reference to the Company's Current Report on Form 8-K, filed with the SEC on September 1, 2011.
2.5	Scheme of Arrangement dated May 23, 2012 relating to a cash acquisition by Liquidity Services Limited of GoIndustry-DoveBid plc effected under Part 26 of the United Kingdom Companies Act of 2006, incorporated herein by reference to Exhibit 2.5 to the Company's Annual Report on Form 10-K filed with the SEC on November 29, 2012.
2.6	Asset Purchase Agreement, dated as of November 1, 2012, among Liquidity Services Canada Ltd., 683949 Ontario Limited, Dominic Renda Holdings Incorporated, Chiku Holdings Ltd., Dominic Renda and Pankaj Dave, incorporated herein by reference to Exhibit 2.6 to the Company's Annual Report on Form 10-K filed with the SEC on November 29, 2012.
3.1	Fourth Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.
3.2	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.
4.1	Form of Certificate of Common Stock of the Company, incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 21, 2006.
4.2	Registration Rights Agreement, dated September 3, 2004, by and between the Company and ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.
10.1	Defense Logistics Agency, Multi-Year Sale of Surplus Scrap Material at Locations Nationwide, Defense Reutilization and Marketing Service, Invitation for Bids, No. 99-4001, December 7, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005.

Exhibit No.	Description
10.2.1	Executive Employment Agreement, dated September 2, 2004, between the Company and William P. Angrick, III, incorporated herein by reference to Exhibit 10.3.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.2.2	Amendment to Executive Employment Agreement between the Company and William P. Angrick, III, dated January 26, 2006, incorporated herein by reference to Exhibit 10.3.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.2.3	Amendment to Executive Employment Agreement between the Company and William P. Angrick, III, dated January 9, 2007, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 16, 2007.#
10.3.1	Executive Employment Agreement, dated September 2, 2004, between the Company and Jaime Mateus-Tique, incorporated herein by reference to Exhibit 10.4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.3.2	Amendment to Executive Employment Agreement between the Company and Jaime Mateus-Tique, dated January 25, 2006, incorporated herein by reference to Exhibit 10.4.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.4.1	Executive Employment Agreement, dated January 27, 2005, between the Company and James M. Rallo, incorporated herein by reference to Exhibit 10.6.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.4.2	Amendment to Executive Employment Agreement between the Company and James M. Rallo, dated January 25, 2006, incorporated herein by reference to Exhibit 10.6.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.5.1	Executive Employment Agreement, dated June 13, 2001, between Government Liquidation.com, LLC and Thomas Burton, incorporated herein by reference to Exhibit 10.7.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.5.2	Amendment to Executive Employment Agreement between Government Liquidation.com, LLC and Thomas Burton, dated January 25, 2006, incorporated herein by reference to Exhibit 10.7.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.6.1	Executive Employment Agreement, dated November 11, 2005, between the Company and James E. Williams, incorporated herein by reference to Exhibit 10.8.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.6.2	Amendment to Executive Employment Agreement between the Company and James E. Williams, dated January 26, 2006, incorporated herein by reference to Exhibit 10.8.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.7	Executive Employment Agreement, dated August 25, 2008, between the Company and G. Charles Roy, incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 8, 2008.#

Exhibit No.	Description
10.8	Executive Employment Agreement, dated as of January 2, 2013, by and between the Company and Leoncio Casusol, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 4, 2013.#
10.9	2005 Stock Option and Incentive Plan, incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005.#
10.10	2006 Omnibus Long-Term Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2009.#
10.11	Form of Indemnification Agreement for directors and officers, incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.12	LSI Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 9, 2006.
10.13	Form of Notice of Stock Option Grant, incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2006.#
10.14	Amendment No. 1 to Sales Contract Number 99-4001-0004, dated as of May 21, 2007, between DOD Surplus, LLC (a wholly-owned subsidiary of Liquidity Services, Inc.) and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 29, 2007.
10.15	Amendment No. 2 to Sales Contract Number 99-4001-0004, dated as of May 21, 2007, between DOD Surplus, LLC (a wholly-owned subsidiary of Liquidity Services, Inc.) and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 29, 2007.
10.16	Surplus Usable Property Sales Contract (Sales Contract Number 08-0001-0001) between Liquidity Services, Inc. and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 6, 2008.
10.17	Supplemental Agreement 1 (Sales Contract Number 08-0001-0001), incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2009.
10.18	Supplemental Agreement No. 6 relating to Surplus Usable Property Sales Contract (Sales Contract Number 08-0001-0001) between Liquidity Services, Inc. and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 17, 2012.
10.19	Form of Notice of Restricted Stock Grant, incorporated herein by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed with the SEC on December 8, 2008.#
10.20	Financing and Security Agreement, dated April 30, 2010, by and between Liquidity Services, Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.

Exhibit No.	Description
10.21	First Amendment to Financing and Security Agreement dated as of September 1, 2011 between Liquidity Services, Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 1, 2011.
10.22	Revolving Credit Note, dated April 30, 2010, issued by Liquidity Services, Inc. to Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.23	Guaranty of Payment Agreement, dated April 30, 2010, by GovDeals, Inc. for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.24	Security Agreement, dated April 30, 2010, by GovDeals, Inc. for the benefit of Bank of America., N.A., incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.25	Pledge, Assignment and Security Agreement (GovDeals), dated April 30, 2010, by Liquidity Services, Inc. for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.26	Guaranty of Payment Agreement, dated April 30, 2010, by Surplus Acquisition Venture, LLC for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.27	Security Agreement, dated April 30, 2010, by Surplus Acquisition Venture, LLC for the benefit of Bank of America., N.A., incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.28	Pledge, Assignment and Security Agreement (Surplus Acquisition Venture), dated April 30, 2010, by Liquidity Services, Inc. for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.29	Shareholders' Agreement dated as of September 1, 2011 among Liquidity Services, Inc., Jacobs Trading, LLC, WGD, Inc., Irwin L. Jacobs and Howard Grodnick, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 1, 2011.
10.30	Supplemental Agreement to Contract for Multi-Year Sale of Surplus Scrap Material at Locations Nationwide (Contract Number 99-4001-0004), dated as of September 22, 2011, between Liquidity Services, Inc. and the Defense Logistics Agency Disposition Services, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 26, 2011.
10.31	Master Merchandise Salvage Contract between Profar Partners, LLC and Wal-Mart Stores, Inc., incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed with the SEC on December 9, 2011.
10.32	Letter from DLA Disposition Services, dated November 5, 2012, relating to Contract for Multi-Year Sale of Surplus Scrap Material at Locations Nationwide (Contract Number 99-4001-0004), effective as of June 9, 2005 between the Company and DLA Disposition Services, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 7, 2012.
21.1	List of Subsidiaries.

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP.
24.1	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Registrant's Annual Report on Form 10-K for the year ended September 30, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

Designates management or compensation plans.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on November 21, 2013.

LIQUIDITY SERVICES, INC.

By: /s/ WILLIAM P. ANGRICK, III

William P. Angrick, III
Chairman of the Board of Directors
and Chief Executive Officer

We, the undersigned directors and officers of Liquidity Services, Inc., hereby severally constitute William P. Angrick, III and James E. Williams, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on November 21, 2013.

Signature	Title
/s/ WILLIAM P. ANGRICK, III William P. Angrick, III	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ JAMES M. RALLO James M. Rallo	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ JAIME MATEUS-TIQUE Jaime Mateus-Tique	Director
/s/ PHILLIP A. CLOUGH Phillip A. Clough	Director
/s/ PATRICK W. GROSS Patrick W. Gross	Director
/s/ DAVID A. PERDUE, JR. David A. Perdue, Jr.	Director
/s/ GEORGE H. ELLIS George H. Ellis	Director

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Corporate **Information**

Executive Officers



William P. Angrick, III
Co-Founder, Chairman of the Board and CEO



James M. Rallo
CFO and Treasurer



Leoncio Casusol
CIO



Thomas B. Burton
Executive Vice President, President, Capital Assets Group



Holger Schwarz
Executive Vice President, EMEA & APAC Capital Assets Group



James E. Williams
Vice President, General Counsel and Corporate Secretary



Rachel Russell
Vice President Marketing and Business Development



Mike Lutz
Vice President, Human Resources

Board of Directors

William P. Angrick, III
Chairman of the Board

Phillip A. Clough
Director

George H. Ellis
Director

Patrick W. Gross
Director

Jaime Mateus-Tique
Director

David A. Perdue
Director

Additional Information

INVESTOR RELATIONS

Julie Davis
Senior Director of Investor Relations
Phone: 202.558.6234
julie.davis@liquidityservices.com

STOCK TRANSFER AGENT

Computershare Trust Company, N.A.
PO Box 43010
Providence, RI 02940-3010
Phone: 781.575.4238
www.computershare.com

CORPORATE SECRETARY

James Williams
Vice President, General Counsel, and Corporate Secretary

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA, 22102
Phone: 703.747.1000

Comparison of 5-Year Cumulative Total Return*

Among Liquidity Services, the Russell 2000 Index, the S&P Smallcap 600 Index, and a Peer Group



$500
$400
$300
$200
$100
Liquidity Services
Russell 2000
S&P Smallcap 600
Business Services
9/08
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
3/11
6/11
9/11
12/11
3/12
6/12
9/12
12/12
3/13
6/13
9/13

*$100 invested on 9/30/08 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

Stock Information

Liquidity Services, Inc. is publicly traded on the NASDAQ Global Market under the ticker symbol **LQDT.**


Liquidity
Services Inc.

Solutions for Any Asset, Any Condition, Anywhere.

Corporate Headquarters

1920 L St. NW, 6th Floor
Washington, DC 20036

U.S.: +1 800 310 4604
Int'l: +1 202 467 6868

NASDAQ: LQDT
www.liquidityservices.com


GoIndustry
DoveBid

GovDeals

Government Liquidation

Liquidation.com

Network International

TruckCenter.com

Liquidity Services Inc.

Fellow Stockholders:

We are pleased to invite you to attend the 2014 Annual Meeting of Stockholders of Liquidity Services, Inc. to be held on Thursday, February 27, 2014, at 3:00 p.m., Eastern Time, at the offices of Gibson, Dunn & Crutcher LLP, located at 1050 Connecticut Avenue, NW, Washington, DC 20036.

Details regarding admission to the Annual Meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting of Stockholders and proxy statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone or by mailing a proxy or voting instruction card. Voting over the Internet, by phone or by written proxy will ensure your representation at the Annual Meeting regardless of whether you attend in person. Please review the instructions on the proxy or voting instruction card regarding each of these voting options.

Thank you for your ongoing support and continued interest in Liquidity Services, Inc.

Sincerely,

/s/ WILLIAM P. ANGRICK, III

WILLIAM P. ANGRICK, III
Chairman of the Board and
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF LIQUIDITY SERVICES, INC. STOCKHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to be Held on February 27, 2014: This Notice of Annual Meeting of Stockholders and Proxy Statement, Annual Report and Other Proxy Materials are Available at *www.envisionreports.com/LQDT.*

Time and Date	3:00 p.m., Eastern Time, on February 27, 2014.
Place	The offices of Gibson, Dunn & Crutcher LLP, located at 1050 Connecticut Avenue, NW, Washington, DC 20036.
Items of Business	• Elect the three Class II directors named in the proxy statement to the Board of Directors to hold office until our Annual Meeting of Stockholders in 2017 or until their respective successors have been elected or appointed; • Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2014; • Approve an advisory resolution on executive compensation; • Re-approve the material terms of the performance goals under the 2006 Omnibus Long-Term Incentive Plan; and • Transact any other business that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.
Adjournments and Postponements	Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.
Record Date	You are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement that may take place only if you were a stockholder as of the close of business on January 14, 2014.
Annual Meeting Admission	You will need an admission ticket or proof of ownership to enter the Annual Meeting. If your shares are held beneficially in the name of a broker, bank or other nominee and you plan to attend the Annual Meeting, you must present proof of your ownership of Liquidity Services stock, such as a bank or brokerage account statement, to be admitted to the Annual Meeting. If you would rather have an admission ticket, you may obtain one in advance by mailing a written request, along with proof of your ownership of Liquidity Services stock, to: Liquidity Services, Inc., Attn: Julie Davis, 1920 L Street, NW, 6th Floor, Washington, DC 20036. All stockholders also must present a form of personal identification in order to be admitted to the Annual Meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Voting . . . . Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this proxy statement and submit your proxy or voting instruction card as soon as possible. You may submit your proxy or voting instruction card for the Annual Meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided, or, in most cases, by using the telephone or the Internet. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers" beginning on page 1 of this proxy statement and the instructions on the proxy or voting instruction card. You may revoke a proxy prior to its exercise at the Annual Meeting by following the instructions in the accompanying proxy statement. Any stockholder attending the Annual Meeting may personally vote on all matters that are considered, in which event the signed proxy will be revoked.

This Notice of Annual Meeting of Stockholders, proxy statement, proxy card and voting instructions and our 2013 Annual Report are first being mailed on or about January 27, 2014.

By Order of the Board of Directors,

/s/ JAMES E. WILLIAMS

JAMES E. WILLIAMS
Vice President, General Counsel and Corporate Secretary

TABLE OF CONTENTS

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LIQUIDITY SERVICES, INC.

1920 L STREET, NW, 6th FLOOR
WASHINGTON, DC 20036

PROXY STATEMENT

QUESTIONS AND ANSWERS

Why did I receive these proxy materials?

We are sending you this proxy statement as part of a solicitation by the Board of Directors of Liquidity Services, Inc. for use at our 2014 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or postponement that may take place. Unless the context otherwise requires, the terms "us," "we," "our" and the "Company" include Liquidity Services, Inc. and its consolidated subsidiaries.

You are invited to attend our Annual Meeting on Thursday, February 27, 2014, beginning at 3:00 p.m., Eastern Time. The Annual Meeting will be held at the offices of Gibson, Dunn & Crutcher LLP, located at 1050 Connecticut Avenue, NW, Washington, DC 20036.

This Notice of Annual Meeting of Stockholders, proxy statement, proxy card and voting instructions and our 2013 Annual Report are first being mailed on or about January 27, 2014.

Do I need a ticket to attend the Annual Meeting?

You will need an admission ticket or proof of ownership to enter the Annual Meeting. If you plan to attend the Annual Meeting, please vote your proxy prior to the Annual Meeting but keep the admission ticket and bring it with you to the Annual Meeting.

If your shares are held beneficially in the name of a broker, bank or other nominee and you plan to attend the Annual Meeting, you must present proof of your ownership of Liquidity Services common stock, such as a bank or brokerage account statement, to be admitted to the Annual Meeting. If you would rather have an admission ticket, you may obtain one in advance by mailing a written request, along with proof of your ownership of Liquidity Services stock, to:

Liquidity Services, Inc.
Attn: Julie Davis
1920 L Street, NW, 6th Floor
Washington, DC 20036

All stockholders also must present a form of personal identification in order to be admitted to the Annual Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Holders of Liquidity Services common stock at the close of business on January 14, 2014 (the "Record Date") are entitled to receive this Notice and to vote their shares at the Annual Meeting. As of the Record Date, there were 32,219,772 shares of common stock outstanding and entitled to vote. All holders of common stock shall vote together as a single class on each matter properly brought before the Annual Meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with Liquidity Services' transfer agent, Computershare Trust Company, N.A., you are considered the "stockholder of record" with respect to those shares. The Notice of Annual Meeting of Stockholders, proxy statement, proxy card and voting instructions and our fiscal 2013 Annual Report have been sent directly to you by Liquidity Services.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name. Access to the Notice of Annual Meeting of Stockholders, proxy statement, voting instruction card and voting instructions and our fiscal 2013 Annual Report are being provided to you by your bank, broker or other nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or on the Internet (if available).

How do I vote?

You may vote using any of the following methods:

By Mail

Complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy in accordance with the recommendations of the Board of Directors set forth under "What are the voting requirements for the matters to be voted on at the Annual Meeting?" below.

If you are a stockholder of record, and the prepaid envelope is missing, please mail your completed proxy card to **Liquidity Services, Inc., 1920 L Street, NW, 6th Floor, Washington, DC 20036, Attn: Corporate Secretary**.

By Telephone or on the Internet

The telephone and Internet voting procedures established by Liquidity Services for stockholders of record are designed to authenticate your identity, allow you to give your voting instructions and confirm that those instructions have been properly recorded.

You may vote by calling the toll-free telephone number on your proxy card. Please have your proxy card in hand when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the United States, see your proxy card for additional instructions.

The website for Internet voting is *www.envisionreports.com/LQDT* for shares directly held with Liquidity Services' transfer agent, Computershare Trust Company, N.A., and *www.edocumentview.com/LQDT* for shares held by beneficial owners in street name. Please have your proxy card available when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m., Eastern Time, on February 26, 2014.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee, and we recommend that you follow the voting instructions in the materials you receive from them.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

In Person at the Annual Meeting

All stockholders of record may vote in person at the Annual Meeting. You will need an admission ticket or proof of ownership to enter the Annual Meeting. If you are a beneficial owner of shares, you must present proof of your ownership of Liquidity Services stock, such as a bank or brokerage account statement, to be admitted to the Annual Meeting. If you would rather have an admission ticket, you may obtain one in advance by mailing a written request, along with proof of your ownership of Liquidity Services stock, to: Liquidity Services, Inc., Attn: Julie Davis, 1920 L Street, NW, 6th Floor, Washington, DC 20036. All stockholders also must present a form of personal identification in order to be admitted to the Annual Meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

You may also be represented by another person at the Annual Meeting by executing a legal proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspectors of election with your ballot to be able to vote at the Annual Meeting.

What can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

- sending written notice to the Corporate Secretary of the Company;
- delivering a valid, later-dated proxy or a later-dated vote by telephone or on the Internet prior to the Annual Meeting; or
- voting in person at the Annual Meeting.

If you are a beneficial owner of shares, you can revoke your proxy before it is exercised by submitting new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

All shares represented by properly executed proxies received prior to the Annual Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. Properly executed proxies that do not contain voting instructions will be voted in accordance with the recommendations of the Board of Directors set forth under "What are the voting requirements for the matters to be voted on at the Annual Meeting?" below.

What shares can I vote?

You can vote all shares that you owned on the Record Date. These shares include (1) shares held directly in your name as the stockholder of record; and (2) shares held for you as the beneficial owner through a broker, bank or other nominee. Each outstanding share of Liquidity Services stock entitles its holder to cast one vote for each director nominee and one vote on each other matter to be voted upon.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the Securities and Exchange Commission (the "SEC") called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Notice of Annual Meeting of Stockholders and proxy statement and fiscal 2013 Annual Report, unless one or more of these stockholders notifies us that they wish to receive an individual copy. This procedure reduces our printing costs and postage fees and conserves natural resources.

Stockholders who participate in householding will continue to receive separate proxy cards.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Annual Meeting of Stockholders and proxy statement and fiscal 2013 Annual Report, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 30170, College Station, TX 77842-3170; from within the United States by telephone: (800) 662-7232; from outside the United States by telephone: (781) 575-2879).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting of Stockholders and proxy statement and fiscal 2013 Annual Report, please contact Computershare Trust Company, N.A., as indicated above and, upon written or oral request, a separate copy of these documents will be delivered to you promptly. Additionally, if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare Trust Company, N.A., as indicated above.

If you are a beneficial owner of shares, you may request information about householding from your broker, bank or other nominee.

Is there a list of stockholders entitled to vote at the Annual Meeting?

The names of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Annual Meeting for any purpose germane to the Annual Meeting, between the hours of 9:30 a.m. and 4:30 p.m., Eastern Time, at our principal executive offices at 1920 L Street, NW, 6th Floor, Washington, DC 20036, by contacting the Corporate Secretary of the Company.

How can I vote on each of the matters?

In the election of directors, you may vote "for" one or more of the nominees, or your vote may be "withheld" with respect to one or more of the nominees. For the ratification of Ernst & Young LLP as our independent registered public accounting firm, approval of the advisory resolution on executive compensation and re-approval of the material terms of the performance goals under the 2006 Omnibus Long-Term Incentive Plan, you may vote "for" or "against," or you may indicate that you wish to "abstain" from voting on the matter.

What is the quorum requirement for the Annual Meeting?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Brokers, banks and other nominees are not permitted to vote without instructions from the beneficial owner in the election of directors, on the advisory resolution on executive compensation or on the material terms of the performance goals under the 2006 Omnibus Long-Term Incentive Plan. Therefore, if your shares are held through a broker, bank or other nominee, they will not be voted on these matters unless you affirmatively vote your shares in one of the ways described above. If you are a beneficial owner, your broker, bank or other nominee is permitted to vote your shares on the ratification of Ernst & Young LLP as our independent registered public accounting firm even if the broker, bank or other nominee does not receive voting instructions from you.

What are the voting requirements for the matters to be voted on at the Annual Meeting?

A plurality of the votes cast is required for the election of directors. This means that the director nominees with the most "for" votes will be elected. Thus, shares as to which a stockholder withholds voting authority and broker non-votes will not be counted towards any director nominee's achievement of a plurality and will have no effect on the outcome of the election of directors. Stockholders may not cumulate their votes in favor of any one nominee.

A majority of the votes cast by stockholders present, in person or by proxy, at the meeting and entitled to vote on the matter is required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm, to approve the advisory resolution on executive compensation and to re-approve the material terms of the performance goals under the 2006 Omnibus Long-Term Incentive Plan. Abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of these items.

If you are a registered holder and sign your proxy card with no further instructions, your shares will be voted in accordance with the recommendations of the Board ("for" all director nominees named in the proxy statement, "for" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2014, "for" the approval of the advisory resolution on executive compensation and "for" the re-approval of the material terms of the performance goals under the 2006 Omnibus Long-Term Incentive Plan).

Could other matters be decided at the Annual Meeting?

As of the date of this proxy statement, we did not know of any matters to be acted on at the Annual Meeting other than those referred to in this proxy statement.

If other matters are properly presented at the Annual Meeting for consideration, the proxy holders named on the proxy card will have the discretion to vote on those matters for you.

Can I access the Notice of Annual Meeting of Stockholders and proxy statement on the Internet?

The Notice of Annual Meeting of Stockholders and proxy statement are available under the Investors section of our website at *www.liquidityservicesinc.com*. Instead of receiving future copies of our proxy statement by mail, most stockholders can elect to receive an e-mail that will include electronic links to our proxy statement. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site.

Stockholders of Record: You may enroll in the electronic proxy delivery service at any time in the future by going directly to *www.computershare.com/investor* and following the enrollment instructions.

Beneficial Owners: If you hold your shares in a brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your broker, bank or other nominee regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees, acting without special compensation, in person or by telephone, electronic transmission or facsimile transmission.

Who will count the vote?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

GOVERNANCE OF THE COMPANY

Our Guidelines of Corporate Governance

The Board of Directors has adopted a set of corporate governance guidelines as a framework for the governance of the Company. The Corporate Governance and Nominating Committee reviews the guidelines periodically or more frequently if appropriate and recommends changes to the Board of Directors as appropriate. Our Corporate Governance Guidelines, as well as the charters of the Audit, Corporate Governance and Nominating and Compensation Committees, are available on our website, *www.liquidityservicesinc.com*, at "Investors—Corporate Governance." Stockholders may request a free copy of any of these documents by sending a written request to our Corporate Secretary at Liquidity Services, Inc., 1920 L Street, NW, 6th Floor, Washington, DC 20036.

Among other matters, the Corporate Governance Guidelines contain the following items concerning the Board of Directors:

- The Board of Directors, which is elected by the Company's stockholders, oversees the management of the Company and its business. The Board selects the senior management team, which is responsible for operating the Company's business, and monitors the performance of senior management. The Board also reviews the Company's long-term strategic plan and business unit initiatives at least annually.
- A majority of the Board is made up of independent directors. An "independent" director is a director who meets, as determined by the Board, the then-current independence requirements of the SEC and the NASDAQ Stock Market, Inc., as applicable, for directors.
- The Board has three standing committees: Audit, Corporate Governance and Nominating and Compensation. Each of the Audit, Corporate Governance and Nominating and Compensation Committees consists solely of independent directors. In addition, directors who serve on the Audit and Compensation Committees must meet additional, heightened independence criteria applicable to audit and compensation committee members, respectively. All committees report regularly to the full Board with respect to their activities.
- The Corporate Governance and Nominating Committee considers and makes recommendations to the Board regarding committee size, structure, composition and functioning. Committee members and chairs are recommended to the Board by the Corporate Governance and Nominating Committee and are appointed by the full Board.
- At the invitation of the Board, members of senior management may attend Board and/or committee meetings, or portions of such meetings, for the purpose of presenting matters to the Board and participating in discussions. Directors also have full and free access to other members of management and to employees of the Company.
- The Board has the authority to retain such outside counsel, experts and other advisors as it determines appropriate to assist it in the performance of its functions. Each of the Audit,

Corporate Governance and Nominating and Compensation Committees has similar authority to retain outside advisors as it determines appropriate to assist it in the performance of its functions.

- The Company has an orientation process for new Board members that is designed to familiarize them with the Company's business, operations, finances and governance practices and with the responsibilities of serving as a director. In addition, the Board encourages directors to participate in education programs to assist them in performing their responsibilities as directors.
- The Board conducts an annual self-evaluation to assess its performance and effectiveness, and each of the Audit, Corporate Governance and Nominating and Compensation Committees annually assesses its own performance. The ability of individual directors to contribute to the Board is considered in connection with the renomination process. The Corporate Governance and Nominating Committee is responsible for developing, administering and overseeing processes for conducting these evaluations.

Governance Information

Board Leadership

Currently, Mr. Angrick serves as Chairman of the Board and Chief Executive Officer. The Board presently believes that it is in the best interests of the Company for a single leader to serve as Chairman of the Board and Chief Executive Officer. Combining the roles of Chairman and CEO makes clear that the person serving in these roles has primary responsibility for managing our business, under the oversight and review of the Board. Under this structure, the Chairman and CEO chairs Board meetings during which the Board discusses strategic and business issues. The Board believes that this approach makes sense because the CEO is the individual with primary responsibility for developing our business strategy, directing the work of other officers and leading implementation of our strategic plans as approved by the Board. As a result of this structure, a single leader is directly accountable to the Board and, through the Board, to our stockholders. This structure also enables the CEO to act as the key link between the Board and other members of management. In addition, the Board believes that it is in our best interests at this time to have Mr. Angrick serve as both our Chairman and CEO because of Mr. Angrick's familiarity with our business and his history of outstanding leadership. Mr. Angrick co-founded the Company and has served as Chairman and CEO since 2000.

The Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance. In this regard, the independent directors meet in executive session without management present at least four times per year, and the Board has established the position of Lead Director. The Lead Director is an independent director elected for a period of at least one year by the independent directors whose responsibility is to chair these executive sessions. The Lead Director also leads and sets the agenda for these executive sessions, provides input to the Chairman and CEO on the agenda for full Board meetings and provides collective feedback from the members of the Board to the Chairman and CEO. Mr. Kramer served as Lead Director until his resignation in August 2013, and Mr. Gross currently serves as the Lead Director. In addition, each of the Audit, Corporate Governance and Nominating and Compensation Committees is composed of and led by independent directors.

The Board believes that a single leader serving as Chairman and CEO, together with an experienced Lead Director, is the most appropriate leadership structure for the Board at this time. The Board reviews the structure of the Board and the Board's leadership as part of the succession planning process, and the Board may in its discretion separate the roles in the future if it deems it advisable and in the Company's best interests to do so.

Board Oversight of Risk

The Board of Directors has overall responsibility for risk oversight and focuses on the most significant risks facing the Company. In this regard, the Board seeks to understand the material risks we face and to allocate among the full Board and its committees responsibilities for oversight of how management addresses those risks, including the risk management systems and processes management uses for this purpose. Overseeing risk is an ongoing process. Accordingly, the Board considers risks faced by the Company periodically throughout the year and at such other times as the Board considers appropriate with respect to specific proposed actions. The Chairman and CEO is responsible for keeping the Board apprised of material risks facing the Company.

The Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board. The following committees play important roles in carrying out the Board's risk oversight function:

- *The Corporate Governance and Nominating Committee:* The Corporate Governance and Nominating Committee is responsible for overseeing the Company's risk management systems and processes throughout the year. In this regard, the Chairman and CEO updates the Corporate Governance and Nominating Committee on material risks facing the Company and how management is addressing such risks and the Corporate Governance and Nominating Committee discusses these risks at each of its regularly scheduled meetings and more frequently as necessary.
- *The Audit Committee:* The Audit Committee oversees our processes for assessing financial-related risks and the effectiveness of our system of internal controls. In performing this function, the Audit Committee reviews and discusses with our independent registered public accounting firm and management the Company's significant financial risk exposures and the steps management has taken to monitor and control such exposures.
- *The Compensation Committee:* The Compensation Committee oversees the assessment of risks related to the Company's compensation structure and assesses whether the Company's compensation structure establishes appropriate incentives for management and employees.

The Board believes that our leadership structure, discussed under "Board Leadership" above, supports the risk oversight function of the Board. We have a combined Chairman and CEO who keeps the Board informed about the risks we face. We also have a Lead Director to provide strong, independent Board leadership. In addition, independent directors chair and serve on the various committees involved with risk oversight. We also encourage open communication between senior management and directors.

Risk Considerations in Our Compensation Program. The Company's management has conducted an assessment of the risk associated with the Company's current compensation programs covering its employees, including executives. Management's risk assessment considered the following:

- The Company's compensation programs appropriately balance fixed compensation with short-term and long-term variable compensation and cash-based compensation with equity-based compensation such that no one pay element would motivate employees to engage in excessive risk taking.
- The design of the Company's annual incentive program does not lend itself to excessive risk taking because we:
    - fund annual incentive awards based on a variety of pre-established performance conditions, thus diversifying the risk associated with any single indicator of performance;
    - establish performance targets that are objectively determined with verifiable results;

- incorporate pre-established caps in any awards; and
- retain discretion to decrease bonus payouts.

- The Company's long-term incentive program encourages employees to focus on the long-term success of the Company by providing a mix of stock options, which only reward employees if the Company's stock price increases, and restricted stock, which decline in value if our stock price declines, reducing the motivation employees may have to take excessive risks.

Communications with Directors

Stockholders and other interested parties may communicate with the Board of Directors by writing c/o the Corporate Secretary, Liquidity Services, Inc., 1920 L Street, NW, 6th Floor, Washington, DC 20036. Communications intended for a specific director or directors should be addressed to the attention of the relevant individual(s) c/o the Corporate Secretary at the same address.

Our Corporate Secretary will review all correspondence intended for the Board and will regularly forward to the Board a summary of such correspondence and a copy of correspondence that, in the opinion of the Corporate Secretary, is of significant importance to the functions of the Board or otherwise requires the Board's attention. Directors may at any time review a log of all correspondence received by the Corporate Secretary that is intended for the Board and request copies of any such correspondence.

In addition, the Audit Committee has established a procedure for parties to submit concerns regarding what they believe to be questionable accounting, internal accounting controls and auditing matters. Concerns may be reported through our Compliance Hotline at (888) 475-8376. Concerns may be submitted anonymously and confidentially.

Director Independence

The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the Corporate Governance and Nominating Committee. Under the NASDAQ Stock Market, Inc. listing standards, an independent director is a person that the Board of Directors determines to be free of any relationship with Liquidity Services that, in the opinion of the Board, would interfere with the exercise of such person's independent judgment in carrying out the responsibilities of a director, and to meet the then-current objective standards for "director independence" set forth in the listing standards. The Board has not established categorical standards or guidelines to use in making these independence determinations but considers all relevant facts and circumstances. In addition to the Board-level standards for director independence, the directors who serve on the Audit Committee each must satisfy standards established by the SEC, which provide that to qualify as "independent" for purposes of membership on that committee, members may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from Liquidity Services other than their director compensation or fixed payments under a retirement plan for prior service. Similarly in addition to the Board-level standards for director independence, the directors who serve on the Compensation Committee each must satisfy standards established by the NASDAQ Stock Market, Inc., which provide that to qualify as "independent" for purposes of membership on that committee, the Board must consider the source of compensation of the member, including any consulting, advisory or other compensatory fee from Liquidity Services other than their director compensation or fixed payments under a retirement plan for prior service, and the Board must consider whether the member is affiliated with Liquidity Services, any of its subsidiaries or any affiliate of its subsidiaries.

The Board of Directors has determined that each of our directors other than Mr. Angrick, our Chairman and CEO, and Mr. Mateus-Tique, our former President and Chief Operating Officer, qualifies as "independent" in accordance with the NASDAQ Stock Market, Inc. listing standards, as follows: Mr. Clough, Mr. Ellis, Mr. Gross, and Mr. Perdue.

Code of Conduct

Our Board of Directors has adopted a Code of Conduct (the "Code") applicable to all of our directors, officers and employees in order to protect and promote organization-wide integrity and to enhance Liquidity Services' ability to achieve its mission.

The Code embodies general principles such as compliance with laws, acting with honesty and integrity, avoidance of conflicts of interest, maintenance of accurate and timely financial and business records, use of the Company's assets for legitimate business purposes only, provision and acceptance of gifts to or from customers, suppliers and governments in compliance with law, protecting the Company's information and dealing fairly with other companies.

All directors, officers, and employees are obligated to report violations and suspected violations of the Code and any concerns they may have pertaining to non-compliance with the Code by following certain procedures described in the Code. All reports of suspected Code violations will be forwarded to the General Counsel or Compliance Officer, except for complaints and concerns involving accounting or auditing matters, which will be handled in accordance with procedures established by the Audit Committee.

The Code is available on our website, *www.liquidityservicesinc.com*, at "Investors—Corporate Governance." A free printed copy is available to any stockholder who requests it by writing to us at the address on page 1 of this proxy statement. We intend to disclose future amendments to certain provisions of the Code, or waivers of such provisions granted to executive officers and directors, on our website within four business days following the date of such amendment or waiver.

Board and Committee Membership

Our bylaws provide that our Board of Directors shall consist of at least three members. The exact number of members of our Board of Directors will be determined from time to time by resolution of our Board of Directors. Our Board of Directors currently is composed of seven directors, divided into three classes: Class I, Class II and Class III. The term for each class of directors expires at successive annual meetings. The Class I directors are William P. Angrick, III and David A. Perdue, Jr., the Class II directors are Phillip A. Clough, George H. Ellis and Jaime Mateus-Tique, and the Class III director is Patrick W. Gross. Mr. Kramer, a former Class III director, resigned from the Board effective August 28, 2013 and will not be standing for reelection. The Company and its Board of Directors would like to thank Mr. Kramer for his years of service and contributions to the Board. As of the date hereof, one Class III vacancy exists on the Board following Mr. Kramer's resignation from the Board. The Company is conducting a search to find an independent director to fill the vacancy on the Board.

The Board of Directors met six times during fiscal 2013. Each of our directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors held while he was a director and of each standing committee on which he served during the period in which the director served as a member of that committee. Our Board has adopted a policy that our directors are encouraged to attend each Annual Meeting of Stockholders. Two members of our Board of Directors attended the 2013 Annual Meeting.

The table below provides membership information for the Board of Directors and for each standing committee of the Board as of the date of this proxy statement.

Name(1)	Position	Year Current Term Expires	Audit Committee Member	Compensation Committee Member	Corporate Governance and Nominating Committee Member
Mr. Angrick	Class I director	2016			
Mr. Clough	Class II director	2014	X	X	X*
Mr. Ellis	Class II director	2014	X*		
Mr. Gross	Class III director	2015	X	X*	X
Mr. Mateus-Tique	Class II director	2014			
Mr. Perdue	Class I director	2016		X	X

* Chair

(1) Prior to his resignation in August 2013, Mr. Kramer served as a member of the Audit and Compensation Committees and Chair of the Corporate Governance and Nominating Committee.

The Audit Committee

Under the terms of its Charter, the Audit Committee meets at least four times per fiscal year, including periodic meetings in executive session with Liquidity Services' management and Liquidity Services' independent registered public accounting firm, and reports regularly to the full Board of Directors with respect to its activities. The Audit Committee represents and assists the Board of Directors in overseeing Liquidity Services' accounting and financial reporting processes and the audits of Liquidity Services' financial statements, including the integrity of the financial statements, Liquidity Services' compliance with legal and regulatory authority requirements, the independent registered public accounting firm's qualifications and independence, the performance of Liquidity Services' independent registered public accounting firm, and in overseeing the preparation of a report of the Audit Committee to be included in Liquidity Services' annual proxy statement. Specifically, the Audit Committee is responsible for:

- Directly appointing, retaining, compensating, evaluating and overseeing the Company's independent registered public accounting firm, which reports directly to the Committee;
- Reviewing and pre-approving all audit and permissible non-audit services to be provided by the independent registered public accounting firm, and establishing policies and procedures for the pre-approval of audit and permissible non-audit services to be provided by the independent registered public accounting firm;
- At least annually, obtaining and reviewing a report by the independent registered public accounting firm describing: (a) the auditors' internal quality-control procedures; and (b) any material issues raised by the most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the independent registered public accounting firm, and any steps taken to deal with any such issues;
- At least annually, reviewing the qualifications, independence and performance of the independent registered public accounting firm, and discussing with the independent registered public accounting firm its independence. As part of such annual review, the Committee will obtain and review a report by the independent registered public accounting firm describing all relationships between the independent registered public accounting firm and the Company, consistent with professional standards applicable to independent registered public accounting

firms, and any other relationships that may impact the independent registered public accounting firm's independence;

- Upon completion of the annual audit, reviewing and discussing with the independent registered public accounting firm the matters required to be discussed by the independent registered public accounting firm under Auditing Standard No. 16, as adopted by the Public Company Accounting Oversight Board and amended from time to time;
- Meeting to review and discuss with corporate management and the independent registered public accounting firm the annual audited financial statements, and the unaudited quarterly financial statements, including reviewing the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Annual and Quarterly Reports the Company files with the SEC;
- Reviewing and approving related party transactions;
- Reviewing and discussing earnings press releases, corporate practices with respect to earnings press releases and financial information and earnings guidance provided to analysts and ratings agencies;
- Overseeing the Company's processes for assessing financial-related risks, and reviewing and discussing with management and the independent registered public accounting firm the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;
- Reviewing the adequacy and effectiveness of the Company's internal control procedures and internal controls over financial reporting, and any programs instituted to correct deficiencies;
- Reviewing and discussing the adequacy and effectiveness of the Company's disclosure controls and procedures;
- Overseeing the Company's compliance systems with respect to legal and regulatory requirements and reviewing the Company's Code of Conduct and programs to monitor compliance with such Code;
- Establishing procedures for the submission of complaints regarding accounting, internal accounting controls, auditing and federal securities law matters. These procedures address the receipt, retention and treatment of complaints received by the Company and the confidential, anonymous submission of employee concerns about questionable accounting or auditing matters, and federal securities law matters;
- Investigating or referring matters brought to its attention, as appropriate, with full access to all books, records, facilities and personnel of the Company;
- Reviewing the application of significant regulatory, accounting and auditing initiatives, including new pronouncements;
- Establishing policies for the hiring of employees and former employees of the independent registered public accounting firm;
- Annually reviewing and reassessing the adequacy of the Audit Committee Charter and evaluating the performance of the Committee, and recommending changes to the Board as appropriate; and
- Performing such other functions as assigned by law, the Company's certificate of incorporation or bylaws or the Board of Directors.

The Audit Committee met five times during fiscal 2013.

The members of the Audit Committee as of the date of this proxy statement are Messrs. Ellis (Chair), Clough and Gross. The Board of Directors has determined that each is independent, as defined by the Company's director independence standards and the rules of the NASDAQ Stock Market, Inc. and the SEC, and that Mr. Ellis is an "audit committee financial expert" for purposes of the rules of the SEC.

Under the rules of the SEC and the NASDAQ Stock Market, Inc., members of the Audit Committee must meet heightened independence standards. The Board of Directors has determined that each of Messrs. Ellis, Clough and Gross meets these heightened independence standards.

See "Audit Committee Report" below for more information on the Audit Committee.

The Corporate Governance and Nominating Committee

Under the terms of its Charter, the Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become Board members, recommending director candidates to the Board, developing and recommending amendments to the Corporate Governance Principles to the Board and undertaking a leadership role in shaping corporate governance. Specifically, the committee is responsible for:

- Developing and recommending to the Board criteria for identifying and evaluating director candidates;
- Identifying, reviewing the qualifications of and recruiting candidates for election to the Board;
- Assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the Board;
- Reviewing and recommending changes to the Company's policies on stockholder recommendations of director candidates;
- Recommending to the Board candidates for election or reelection to the Board at each annual stockholders' meeting;
- Recommending to the Board candidates to be elected by the Board as necessary to fill vacancies and newly created directorships;
- Reviewing, evaluating and recommending to the Board a set of Corporate Governance Guidelines and reviewing and recommending changes to these guidelines, as necessary;
- Making recommendations to the Board concerning the structure, composition and functioning of the Board and its committees;
- Recommending to the Board candidates for appointment to Board committees;
- Reviewing the Company's succession plans relating to the Chief Executive Officer and other senior officers;
- Overseeing the annual evaluation of the Board, its committees and directors; and
- Annually evaluating the performance of the Committee and the adequacy of the Committee's Charter and recommending changes to the Board as appropriate.

The Corporate Governance and Nominating Committee is also responsible for overseeing risk management at the Company throughout the year.

The Corporate Governance and Nominating Committee met four times during fiscal 2013.

The members of the Corporate Governance and Nominating Committee as of the date of this proxy statement are Messrs. Clough (Chair), Gross and Perdue. The Board of Directors has determined that each of the members of the Corporate Governance and Nominating Committee is independent, as defined by the Company's director independence standards and the rules of the NASDAQ Stock Market, Inc.

The Corporate Governance and Nominating Committee is responsible for recommending candidates for election to the Board and believes that candidates for director should have certain minimum qualifications, including the highest level of personal and professional ethics and integrity, sound judgment, the ability to make independent analytical inquiries, the willingness to devote adequate time and resources to diligently perform Board duties and appropriate and relevant business experience and acumen. The Committee also considers the number of other boards of public companies on which the candidate serves. The Committee believes that the Board should also include members who have specific industry experience and familiarity with general issues affecting our business, as discussed in more detail under "Item 1—Election of Directors" below.

The Committee evaluates candidates for the Board on the basis of the standards and qualifications set forth above, and seeks to achieve a diversity of strengths and backgrounds on the Board, particularly in the areas described below. The Committee's review of the skills and experience it seeks in the Board as a whole, and in individual directors, in connection with its review of the Board's composition, enables it to assess the effectiveness of its goal of achieving a Board whose members have a diversity of experiences. The Committee considers these criteria when evaluating director nominees in accordance with the procedures set forth below.

The Corporate Governance and Nominating Committee uses a variety of methods to identify and evaluate candidates for director. Candidates may come to the attention of the Committee through current Board members, the CEO or Chairman, professional search firms (to whom we pay a fee), stockholders or other persons. The Company has also sought to identify potential candidates through professional associations such as the National Association of Corporate Directors and The Boston Club, initiatives such as George Washington University's On the Board and Stanford Women on Boards, and executive education programs such as Stanford's Directors' College. The Committee did not use a professional search firm in fiscal 2013.

The Company's Corporate Governance Guidelines contain a policy addressing the consideration of candidates for director suggested by our stockholders. Pursuant to this policy, the Committee will consider candidates for director suggested by our stockholders, provided that the recommendations are made in accordance with the procedures required under our bylaws and described in this proxy statement under the heading "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Stockholders." Director candidates recommended by stockholders in accordance with these procedures and who meet the criteria outlined above, in the Committee's Charter and in our Corporate Governance Guidelines will be evaluated by the Corporate Governance and Nominating Committee in the same manner as other director candidates.

The Compensation Committee

Under the terms of its Charter, the Compensation Committee is responsible for assisting the Board of Directors in discharging its responsibilities relating to compensation of Liquidity Services' executive officers and overseeing the preparation of the annual report on executive compensation to be included in Liquidity Services' annual proxy statement. Specifically, the Compensation Committee is responsible for:

- Overseeing the Company's overall compensation structure, policies and programs, and assessing whether the Company's compensation structure establishes appropriate incentives for management and employees;

- Overseeing the assessment of risks associated with the Company's compensation programs for management and employees, and reviewing and discussing this risk assessment;
- Administering and implementing the Company's incentive compensation and equity-based compensation plans;
- Reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the CEO's performance in light of those goals and objectives and approving the CEO's compensation;
- Overseeing the evaluation of other executive officers and setting their compensation based upon the recommendations of the CEO;
- Approving stock option and other stock incentive awards for all employees;
- Reviewing and approving employment and severance arrangements for executive officers, including change-in-control provisions, plans or agreements;
- Reviewing the compensation of outside directors for service on the Board and its committees and recommending changes in compensation to the Board;
- Assessing the independence of any consultants and advisors that provide advice to the Committee, in accordance with the NASDAQ Stock Market, Inc. listing standards;
- Annually evaluating the performance of the Committee and the adequacy of the Committee's Charter and recommending changes to the Board as appropriate;
- Assessing the results of the Company's most recent advisory vote on executive compensation; and
- Performing such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee deems appropriate.

The Compensation Committee met seven times in fiscal 2013.

The members of the Compensation Committee as of the date of this proxy statement are Messrs. Gross (Chair), Clough and Perdue. The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by the Company's director independence standards and the rules of the NASDAQ Stock Market, Inc.

Under the rules of the NASDAQ Stock Market, Inc., members of the Compensation Committee must meet heightened independence standards as of the Company's 2014 Annual Meeting. The Board of Directors has determined that each of Messrs. Gross, Clough and Perdue meets these heightened independence standards.

For additional information about the Compensation Committee's policies and procedures, please see "Compensation Discussion & Analysis" below.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Our non-employee directors receive a combination of equity and cash compensation for service on our Board of Directors. Directors who are employed by the Company (including Mr. Angrick) do not receive any compensation for their service as directors. The Compensation Committee, in consultation with Towers Watson, its independent compensation consultant, periodically reviews non-employee director compensation and recommends changes based on competitive market data. In order to remain aligned with the Company's peer group and general industry practices, the Compensation Committee consulted with Towers Watson and, in April 2013, as a result of such consultation, recommended a slight increase in the non-employee director compensation program for fiscal 2013, as discussed below, and the Board of Directors approved this recommendation.

For fiscal 2013, consistent with fiscal 2012, each of our non-employee directors received an annual cash retainer of $30,000. Committee chairs received an additional annual retainer as follows: $15,000 for the Audit Committee and $7,500 (an increase of $2,500 as compared to fiscal 2012) for each of the Compensation Committee and the Corporate Governance and Nominating Committee. Beginning in fiscal 2013, at the recommendation of Towers Watson, we decided to provide our Lead Director with an additional cash retainer of $7,500. All amounts paid to our non-employee directors are paid quarterly in arrears, unless an election was made otherwise, except that retainers for committee chair service and the Lead Director are paid in advance. Our non-employee directors have the opportunity to receive payment of their cash retainers in the form of grants of restricted stock by making an irrevocable one-time annual election. Restricted stock grants received pursuant to this election vest on February 1, 2014.

In addition to a cash retainer, non-employee directors also receive equity-based compensation. Annual non-employee director equity awards are generally granted in February and vest on the one-year anniversary of the grant date, subject to the director's continued service with the Company through that date. Stock options granted to non-employee directors expire ten years from the date of grant. Annual cash retainers and equity compensation for new non-employee directors are pro-rated based on when they join the Board during the fiscal year.

For fiscal 2013, following consultation with Towers Watson in April, each non-employee director received an annual equity award with an aggregate value of $95,000 (an increase of $5,000 as compared to fiscal 2012) granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan. Such awards will vest on February 1, 2014 subject to continued service with the Company through such date. Sixty percent of the annual equity award was provided in the form of stock options with a grant date fair value of $57,000, and forty percent of the annual equity award was provided in the form of restricted stock having a grant date fair value of $38,000, which resulted in grants, on June 3, 2013, to each of our non-employee directors, other than Mr. Perdue, of options to purchase 5,954 shares of our common stock with an exercise price per share of $40.11 and 947 shares of restricted stock. We allow our directors to elect to receive the entire equity component in the form of restricted stock. Mr. Perdue made such an election and on June 3, 2013, we granted to him 2,368 shares of restricted stock. The determination of the number of stock options to be granted was made using the Black-Scholes model. The number of shares of restricted stock to be granted was determined by dividing the value of the award by the closing price of our common stock on the grant date.

The non-employee director compensation described above is summarized in the following table:

Annual Compensation Element for Role	Board Compensation
General Board Service—Cash Retainer	$ 30,000
Committee Chair Service—Cash Retainer	
Audit	$ 15,000
Compensation	$ 7,500
Corporate Governance and Nominating	$ 7,500
Lead Director—Cash Retainer	$ 7,500
General Board Service—Equity(1)	
Stock Option Value (60%)	$ 57,000
Restricted Stock Value (40%)	$ 38,000
Vesting Schedule	Stock options and restricted stock will vest on February 1, 2014

(1) Non-employee directors can receive payment of their cash retainers in the form of grants of restricted stock by making an irrevocable one-time annual election.

In addition to the compensation described above, our non-employee directors are reimbursed for expenses they incur in attending meetings of the Board of Directors or Board committees.

DIRECTOR COMPENSATION FOR FISCAL 2013

The following table sets forth the total cash and equity compensation paid to our non-employee directors for their service on the Board of Directors and committees of the Board of Directors during fiscal 2013:

Name	Retainer fees paid in cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)	Total ($)
Phillip A. Clough	$30,000	38,000	57,000	$125,000
George H. Ellis	45,000	38,000	57,000	140,000
Patrick W. Gross	37,500	38,000	57,000	132,500
Franklin D. Kramer(5)	37,500	38,000	57,000	132,500
Jaime Mateus-Tique	30,000	38,000	57,000	125,000
David A. Perdue	30,000	95,000	0	125,000

(1) Retainer fees, at the election of each director, may be paid in cash or in the form of restricted stock. For fiscal 2013, all of our directors received retainer fees in the form of cash.

(2) The amounts reported in these columns reflect the aggregate grant date fair value of grants of stock options and restricted stock awards to each of the non-employee directors, computed in accordance with U.S. generally accepted accounting principles, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013. As described above, in fiscal 2013, each nonemployee director (other than Mr. Perdue) was granted options to purchase 5,954 shares of our common stock with a grant date fair value of approximately $57,000. Each non-employee director (other than Mr. Perdue) also was granted 947 shares of restricted stock

with a grant date fair value of approximately $38,000. For fiscal 2013, due to his election to receive the entire equity component in the form of restricted stock, Mr. Perdue was granted 2,368 shares of restricted stock with a grant date fair value of approximately $95,000. We calculate the grant date fair value of a restricted stock award by multiplying the closing price of our common shares on the grant date by the number of shares subject to such award.

(3) At September 30, 2013, our non-employee directors held the following shares of unvested restricted stock: Phillip A. Clough, 947 shares; George H. Ellis, 947 shares; Patrick W. Gross, 947 shares; Franklin D. Kramer, 0 shares; Jaime Mateus-Tique, 947 shares; and David A. Perdue, 2,368 shares.

(4) At September 30, 2013, our non-employee directors held the following stock option awards, some of which were not fully vested: Phillip A. Clough, 34,924 options; George H. Ellis, 11,282 options; Patrick W. Gross, 111,992 options; Franklin D. Kramer, 22,617 options; Jaime Mateus-Tique, 190,906 options; and David A. Perdue, 38,952 options. As a result of his resignation, Mr. Kramer forfeited his stock options.

(5) Effective August 28, 2013, Mr. Kramer resigned from the Board. As a result of his resignation, Mr. Kramer forfeited the stock option and restricted stock awards received during fiscal 2013 and set forth in the table above and the fourth quarterly installment of his cash retainer.

BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK

The following table sets forth information regarding ownership of our common stock as of January 14, 2014, other than as set forth below, by each of our directors and executive officers, all of our directors and executive officers as a group and the holders of 5% or more of our common stock known to us. The information in this table is based on our records, information filed with the SEC and information provided to us. To our knowledge, except as disclosed in the table below, none of our stockholders hold 5% or more of our common stock. Except as otherwise indicated, (1) each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table and (2) the business address of each person shown below is

1920 L Street, NW, 6th Floor, Washington, DC 20036, other than for BlackRock, Inc., Capital Research Global Investors and Maverick Capital, Ltd.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding(1)
5% Stockholders:		
BlackRock, Inc.(2) 40 East 52nd Street New York, NY 10022	1,758,160	5.5%
Capital Research Global Investors(3) 333 South Hope Street Los Angeles, CA 90071	2,771,185	8.6%
Maverick Capital, Ltd.(4) 300 Crescent Court, 18th Floor Dallas, TX 75201	2,548,964	7.9%
Executive Officers and Directors:		
William P. Angrick, III(5)	5,252,942	16.3%
James M. Rallo(6)	14,067	*
Thomas B. Burton(7)	81,546	*
G. Cayce Roy(8)	243,834	*
Phillip A. Clough(9)	47,825	*
George H. Ellis(10)	18,333	*
Patrick W. Gross(11)	112,843	*
Leoncio S. Casusol	7,500	*
Jaime Mateus-Tique(12)	438,814	1.4%
David A. Perdue, Jr.(13)	51,295	*
James E. Williams(14)	6,700	*
% All executive officers and directors as a group (11 individuals)(15)	6,275,699	19.5%

* Less than 1% of the outstanding shares of our common stock.

(1) The percentages are calculated based on 32,219,772 shares of common stock outstanding as of the Record Date.

(2) Based on a review of a Schedule 13G/A filed on February 11, 2013, BlackRock, Inc. beneficially owned, and had sole voting and investment power with respect to, 1,758,160 shares.

(3) Based on a review of a Schedule 13G filed on February 13, 2013, Capital Research Global Investors beneficially owned, and had sole voting and investment power with respect to, 2,771,185 shares. As disclosed in the Schedule 13G, Capital Research Global Investors is a division of Capital Research Management Company and is deemed to be the beneficial owner of these shares as a result of Capital Research Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(4) Based on a review of a Schedule 13G filed on February 14, 2013, Maverick Capital, Ltd. beneficially owned 2,548,964 shares. As disclosed in the Schedule 13G, Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of these shares through the investment discretion it exercises over its clients' accounts. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Mr. Ainslie is the manager of Maverick Capital

Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC's regulations.

(5) Includes 3,655,842 shares of common stock held by the William P. Angrick, III Revocable Trust, 873,379 shares of common stock held by the William P. Angrick III 2005 Irrevocable Trust, 114,699 shares of common stock held by the Stephanie S. Angrick Revocable Trust and 575,513 shares of common stock held by the Stephanie S. Angrick 2005 Irrevocable Trust. Mr. Angrick disclaims beneficial ownership of these securities. This amount also includes 33,509 shares of common stock issuable pursuant to options held by Mr. Angrick that are exercisable as of January 14, 2014 or within 60 days of such date.

(6) Includes 14,067 shares of common stock issuable pursuant to options held by Mr. Rallo that are exercisable as of January 14, 2014 or within 60 days of such date.

(7) Includes 81,546 shares of common stock issuable pursuant to options held by Mr. Burton that are exercisable as of January 14, 2014 or within 60 days of such date.

(8) Includes 243,424 shares of common stock issuable pursuant to options held by Mr. Roy that are exercisable as of January 14, 2014 or within 60 days of such date.

(9) Includes 26,364 shares of common stock issuable pursuant to options held by Mr. Clough that are exercisable as of January 14, 2014 or within 60 days of such date.

(10) Includes 1,160 shares of common stock held by the George H. Ellis Individual Retirement Account and 11,282 shares of common stock issuable pursuant to options held by Mr. Ellis that are exercisable as of January 14, 2014 or within 60 days of such date.

(11) Includes 111,992 shares of common stock issuable pursuant to options held by Mr. Gross that are exercisable as of January 14, 2014 or within 60 days of such date.

(12) Includes 163,208 shares of common stock held by the Jaime Mateus-Tique 2005 Irrevocable Trust, 53,262 shares of common stock held by the Em El 2007 Irrevocable Trust, and 168,406 shares of common stock issuable pursuant to options held by Mr. Mateus-Tique that are exercisable as of January 14, 2014 or within 60 days of such date.

(13) Includes 38,952 shares of common stock issuable pursuant to options held by Mr. Perdue that are exercisable as of January 14, 2014 or within 60 days of such date.

(14) Includes 6,000 shares of common stock issuable pursuant to options held by Mr. Williams that are exercisable as of January 14, 2014 or within 60 days of such date.

(15) Includes 735,542 shares of common stock issuable pursuant to options held by all executive officers and directors as a group that are exercisable as of January 14, 2014 or within 60 days of such date.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors, executive officers and beneficial owners of greater than ten percent of our common stock to file reports of holdings and transactions in Liquidity Services' common stock with the SEC. Based solely on these records, we believe that in fiscal 2013 all persons satisfied these filing requirements on a timely basis, except that, unless otherwise noted, each of the following individuals filed a single Form 4 late. The names of the individual and the number of transactions that were not timely filed are as follows: William P. Angrick, III (4); and James M. Rallo (4). In addition, the following individuals filed single amendments to a Form 4: Thomas B. Burton (4); G. Cayce Roy (4); James M. Rallo (4); and James E. Williams (4).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company did not participate in or review any potential related party transactions during fiscal 2013 and there currently are no proposed related party transactions. To be considered a related party transaction under current SEC rules, a transaction must include the Company as a participant, and one of our officers, directors or greater than 5% stockholders or a family member of such person must have a direct or indirect material interest in the transaction. To date, we have not participated in any related party transactions requiring disclosure as such under the SEC disclosure requirements. Should we consider participating in a related party transaction in the future, such transaction would be reviewed and subject to approval by the Audit Committee, in accordance with our written Audit Committee Charter. We have not adopted specific standards that would govern such review.

As a general matter, our written Code of Conduct prohibits conflicts of interest. We consider a conflict of interest to exist when a person's private interest interferes in any way with the interests of our Company, including: (i) a conflict that makes it difficult for an employee, officer or director to perform his or her work objectively and effectively; (ii) when an employee, officer or director, or any member of his or her family, receives improper personal benefits as a result of his or her position in or with our Company; or (iii) when an employee, officer or director is engaged in a business or business activity that is in competition with or injurious to us. The Code of Conduct requires that the General Counsel be consulted with any questions about conflicts of interest in addition to requiring that our directors and officers consult with the General Counsel before engaging in any potential conflict of interest transactions.

PROPOSALS REQUIRING YOUR VOTE

ITEM 1—Election of Directors

Our Board of Directors currently is composed of seven directors, divided into three classes: Class I, Class II and Class III. Our Class I directors, elected at the Annual Meeting of Stockholders in 2013, are William P. Angrick, III and David A. Perdue, Jr., and their terms end at the Annual Meeting of Stockholders in 2016. Our Class II directors, elected at the Annual Meeting of Stockholders in 2011, are Phillip A. Clough, George H. Ellis and Jaime Mateus-Tique, and their terms end at this Annual Meeting of Stockholders upon the election and qualification of their successors. Our Class III director, elected at the Annual Meeting of Stockholders in 2012, is Patrick W. Gross, and his term ends at the Annual Meeting of Stockholders in 2015. As of the date hereof, one Class III vacancy exists on the Board following Mr. Kramer's resignation from the Board in August 2013. The Company is conducting a search to find an independent director to fill the vacancy on the Board. With respect to the Class II directors to be elected at the Annual Meeting, each nominee for director will, if elected, continue in office until our Annual Meeting of Stockholders in 2017 or until the director's successor has been duly elected and qualified, or until the earlier of the director's death, resignation or retirement.

If you are a stockholder of record, the proxy holders named on the proxy card intend to vote your proxy for the election of each of these nominees, unless you indicate on the proxy card that your vote should be withheld from any or all of the nominees. **Brokers, banks and other nominees are not permitted to vote in the election of directors without instructions from the beneficial owner. Therefore, if your shares are held through a broker, bank or other nominee, they will not be voted in the election of directors unless you affirmatively vote your shares.**

Each nominee has consented to be named as a nominee in this proxy statement, and we expect each nominee for election as a director to be able to serve if elected. If any nominee is unable to serve, proxies will be voted in favor of the other nominees and may be voted for substitute nominees selected by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

In evaluating director candidates, and considering incumbent directors for renomination, the Board and the Corporate Governance and Nominating Committee consider a variety of factors as discussed above under "The Corporate Governance and Nominating Committee." Among other things, the Board has determined that it is important to have individuals with the following skills and experiences on the Board:

- *Industry experience and Company knowledge.* We believe that it is important for our directors to have knowledge of the Company and the online auction marketplace industry, which is relevant to understanding the Company's business, operations and strategy.
- *Senior leadership experience.* We believe that it is important for our directors to have served in senior leadership roles at other organizations, which demonstrates strong abilities to motivate and manage others and to identify and develop leadership qualities in others.
- *High-growth company experience.* As a high-growth company, it is important for our directors to have experience with other companies that have undergone periods of significant growth because they can provide insight on the challenges faced by companies in these situations, including how to balance strategic acquisitions with organic growth, manage expectations about the scope, speed and success of our growth strategy and leverage operational infrastructure to support expansion.
- *Public company board experience.* Directors who have served on other public company boards can offer advice and perspective with respect to Board dynamics and operations; the relationship between the Board and Company management; and other matters, including corporate governance, executive compensation and oversight of strategic, operational and compliance-related matters.
- *Media and technology experience.* As a provider of online marketplaces, it is important for our directors to have media and technology experience, especially as this experience relates to the Internet.
- *Financial and accounting experience.* We believe that it is important for our directors to have knowledge of finance and financial reporting processes, which is relevant to understanding and evaluating the Company's capital structure and overseeing the preparation of its financial statements.
- *Legal experience.* Directors who have legal experience can assist the Board in fulfilling its responsibilities related to the oversight of the Company's legal and regulatory compliance efforts, and engagement with regulatory authorities.
- *Government experience.* Directors who have served in positions with government contractors, in government positions or have other experience working with federal, state, local or foreign governments can provide experience and insight into bidding for and obtaining government contracts and working constructively with governments around the world.

The specific qualifications and experience of the individual directors and nominees and certain other information are set forth on the following pages. For more information on the director nomination process, refer to "The Corporate Governance and Nominating Committee" above.

Your Board of Directors unanimously recommends a vote FOR the election of Phillip A. Clough, George H. Ellis and Jaime Mateus-Tique as directors.

BOARD OF DIRECTORS

Name and Age as of January 27, 2014	Biographical Information and Director Qualifications and Experience
William P. Angrick, III . . . . **Age 46**	Mr. Angrick is a co-founder of Liquidity Services who has served as the Chairman of the Board of Directors and Chief Executive Officer of LSI since January 2000. Prior to co-founding Liquidity Services, Mr. Angrick was at Deutsche Bank Alex Brown from 1995 to 1999, where he served as Vice President of the Consumer and Business Services Investment Banking Group after serving as an Associate. Mr. Angrick holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a B.B.A. with honors from the University of Notre Dame. Mr. Angrick earned his CPA certificate in 1990. As a co-founder and Chairman and CEO of the Company, Mr. Angrick has extensive industry experience and knowledge of the Company. Mr. Angrick also brings to the Board senior leadership experience and financial and accounting experience.
Jaime Mateus-Tique . . . . **Age 47**	Mr. Mateus-Tique is a co-founder of Liquidity Services who has served as a director of LSI since April 2000. Mr. Mateus-Tique served as LSI's President and Chief Operating Officer from April 2000 until his retirement in September 2009. Prior to co-founding Liquidity Services, Mr. Mateus-Tique served as a senior engagement manager at McKinsey & Co., a management consulting firm, from September 1995 to March 2000. Mr. Mateus-Tique holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a master's degree from Ecole des Hautes Etudes Commerciales in Paris. As a co-founder and former President and COO of the Company, Mr. Mateus-Tique has extensive industry experience and knowledge of the Company. Mr. Mateus-Tique also brings to the Board senior leadership experience and media and technology experience.
Phillip A. Clough . . . . **Age 52**	Mr. Clough has served as a director of Liquidity Services since September 2004 and currently serves as the Chairman of the Corporate Governance and Nominating Committee and a member of the Audit and Compensation Committees. Since January 2007, Mr. Clough has been a Managing General Partner of ABS Capital Partners ("ABS"), a growth equity firm focused on investments in growth companies in the technology, business and education services, media and communications and health care industries. From September 2001 to January 2007, Mr. Clough was a General Partner of ABS. Prior to joining ABS, Mr. Clough was President and Chief Executive Officer of Sitel Corporation, a global provider of outsourced customer support services, from May 1998 to March 2001. In addition to serving as a director of Liquidity Services, Mr. Clough currently serves on the boards of directors of Rosetta Stone Inc., a provider of technology-based language learning solutions, and various private companies. Mr. Clough previously served on the board of directors of American Public Education, Inc., a provider of exclusively online post-secondary education, from August 2002 to 2010.

Name and Age as of January 27, 2014	Biographical Information and Director Qualifications and Experience
	As a Managing General Partner of a private equity firm, Mr. Clough has senior leadership experience and financial experience. Mr. Clough also brings to the Board high-growth company experience, media and technology experience and public company board experience.
George H. Ellis .... **Age 64**	Mr. Ellis has served as a director of Liquidity Services since May 2010 and currently serves as the Chairman of the Audit Committee. Mr. Ellis has been the Chief Financial Officer of Studer Group, a private equity-backed healthcare consulting firm, since September 2011. From July 2006 to August 2011, Mr. Ellis served as the Chief Financial Officer of Global 360, Inc., a software development company. Mr. Ellis has also served in several capacities at Softbrands, Inc., a software developer and provider of related professional services that has been acquired by Golden Gate Capital, serving as a member of its board of directors from October 2001 to August 2009, as Chairman from October 2001 to June 2006, and as Chief Executive Officer from October 2001 to January 2006. Mr. Ellis is also a director of Blackbaud, Inc., a supplier of software for non-profit companies, where he is Chairman of the audit committee. Mr. Ellis served on the board of directors of NEON Systems, Inc., from January 2000 to December 2005 and PeopleSupport, Inc., from October 2004 to October 2008. He also served as a director of AremisSoft Corp. from April 1999 until February 2001 and as Chairman and Chief Executive Officer of AremisSoft from October 2001 to July 2002. AremisSoft confirmed its plan of reorganization under Chapter 11 of the U.S. Federal Bankruptcy Code in August 2002. Previously, Mr. Ellis served as Chief Financial Officer of Sterling Software, Inc., Chief Financial Officer and founder of Sterling Commerce, Inc., a spin-off of Sterling Software, and Executive Vice President and Chief Operating Officer of the Communities Foundation of Texas. Mr. Ellis is a Certified Public Accountant and is admitted to the State Bar of Texas.
	As a CFO and former Chairman and CEO of several companies and an audit committee member, Mr. Ellis has senior leadership experience and financial and accounting experience. Mr. Ellis also brings to the Board high-growth company experience, media and technology experience and public company board experience.

Name and Age as of January 27, 2014	Biographical Information and Director Qualifications and Experience
Patrick W. Gross . . . . **Age 69**	Mr. Gross has served as a director of LSI since February 2001 and currently serves as the Chairman of the Compensation Committee and a member of the Audit and Corporate Governance and Nominating Committees. Mr. Gross has served as Chairman of The Lovell Group, a private business and technology advisory and investment firm, since October 2002. Mr. Gross is a founder of, and served as a principal executive officer from 1970 to September 2002 at, American Management Systems, Inc., a publicly traded information technology consulting, software development and systems integration firm. Mr. Gross is also a director of Capital One Financial Corporation, a publicly traded financial services company, Career Education Corporation, a publicly traded provider of post-secondary educational services, Rosetta Stone Inc., a provider of technology-based language learning solutions, and Waste Management, Inc., a publicly traded provider of integrated waste services. Mr. Gross previously served on the board of directors of Taleo Corporation, a publicly traded provider of talent management solutions, from August 2006 until April 2012 when Taleo Corporation was acquired by Oracle Corporation. Mr. Gross also currently serves on the boards of directors of various private companies. As the Chairman of a business and technology advisory and investment firm, Mr. Gross has senior leadership experience and media and technology experience. Mr. Gross also brings to the Board industry experience, high-growth company experience and public company board experience.
David A. Perdue, Jr. . . . . **Age 64**	Mr. Perdue has served as a director of LSI since December 2009 and currently serves as a member of the Corporate Governance and Nominating and Compensation Committees. Mr. Perdue served as Chairman and Chief Executive Officer of Dollar General Corporation, a retail organization, from June 2003 until his retirement in July 2007, and as Chief Executive Officer of Dollar General Corporation from April 2003 until June 2003. From July 2002 to March 2003, Mr. Perdue served as Chairman and Chief Executive Officer of Pillowtex Corporation, a textile manufacturing company. Pillowtex filed for bankruptcy in July 2003 after emerging from a previous bankruptcy in May 2002. Prior to 2003, Mr. Perdue held senior management positions with Reebok International Ltd., Haggar Corporation and Sara Lee Corporation. Mr. Perdue has served on the board of directors of Alliant Energy Corporation, a public utility holding company, since 2001, Graphic Packaging Holding Company, a provider of packaging solutions, since 2011, and Jo-Ann Stores, Inc., a specialty retailer of fabrics and crafts, from 2008 to 2011. Currently, Mr. Perdue is a partner in Perdue Partners, an international trading company. As a former Chairman and CEO of several retail and manufacturing companies, Mr. Perdue has senior leadership experience and experience in sales and marketing. Mr. Perdue also brings to the Board public company board experience.

EXECUTIVE OFFICERS AND MANAGEMENT

Below you can find information, including biographical information, about our executive officers (other than Mr. Angrick, whose biographical information appears above):

Name	Age	Position
Thomas B. Burton	55	Executive Vice President and President, Capital Assets Group
Leoncio S. Casusol	41	Chief Information Officer
James M. Rallo	48	Chief Financial Officer and Treasurer
G. Cayce Roy	49	Executive Vice President and President of the Retail Supply Chain Group
James E. Williams	46	Vice President, General Counsel and Corporate Secretary

Thomas B. Burton serves as our Executive Vice President and President of the Capital Assets Group. Previously, Mr. Burton served as President and Chief Operating Officer of DOD Surplus, LLC, our wholly-owned subsidiary which is now part of the Capital Assets Group, since June 2001. Mr. Burton served as LSI's Director of Government Surplus from September 2000 through May 2001. Prior to joining our Company in September 2000, Mr. Burton served as the Western Region Director of EG&G Technical Services, a government contractor, from August 1990 to September 2000. Mr. Burton holds a B.S. from Cameron University.

Leoncio S. Casusol has served as our Chief Information Officer since February 2013. Prior to joining our Company, Mr. Casusol served as Chief Information Officer of Terremark, a Verizon company that provides advanced information technology infrastructure and managed services. Before that, Mr. Casusol spent seven years at Quadrem, where he helped establish and grow one of the first and largest B2B e-commerce marketplaces in the mining industry. Mr. Casusol holds a B.S. from Santa Maria Catholic University of Arequipa and a master's in Economics and Management from San Agustin University of Arequipa.

James M. Rallo has served as Chief Financial Officer and Treasurer of LSI since February 2005. Prior to joining our Company, Mr. Rallo served as Chief Financial Officer and Treasurer of Sleep Services of America, Inc. from July 1999 to February 2005. Mr. Rallo served as Vice President of Deutsche Banc Alex Brown's Healthcare Investment Banking Group from June 1995 to July 1999. Mr. Rallo holds an M.B.A. from the Smith School of Business at the University of Maryland and a B.S. from Washington and Lee University. Mr. Rallo is a Certified Public Accountant.

G. Cayce Roy has served as our Executive Vice President and President of the Retail Supply Chain Group, formerly known as the Asset Recovery Group, since August 2008. From 2000 to 2007, Mr. Roy held a number of management positions at Amazon.com, Inc., an online retailer. Most recently, from June 2004 to January 2007, Mr. Roy served as Vice President and General Manager of Amazon Services, LLC. Prior to that, from August 2001 to June 2004, Mr. Roy led Amazon's North American fulfillment operations. Prior to his employment at Amazon, Mr. Roy served with TNT Post Group in Europe. Mr. Roy holds a B.S. from Lehigh University.

James E. Williams has served as our Vice President, General Counsel and Corporate Secretary since November 2005. Prior to joining our Company, Mr. Williams served as Vice President, General Counsel and Secretary for Acterna Corporation, a telecommunications equipment manufacturer that was acquired in late 2005 by JDS Uniphase Corporation. Previously, Mr. Williams served as Assistant General Counsel for PathNet Telecommunications, formerly a wholesale telecommunications provider. Prior to that, Mr. Williams was a corporate associate at the law firms of Kirkland & Ellis LLP and Wilson Sonsini Goodrich & Rosati. He received his B.A. from Brown University and his J.D. from the University of Chicago Law School.

ITEM 2—Ratification of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal 2014.

We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to our stockholders for ratification because we value our stockholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, the Audit Committee will review its future selection of the independent registered public accounting firm. Even if this selection is ratified, pursuant to the Sarbanes-Oxley Act of 2002, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm and may determine to change the firm selected at such time and based on such factors as it determines to be appropriate.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting to answer appropriate questions. They also will have the opportunity to make a statement if they desire to do so.

Your Board of Directors unanimously recommends a vote FOR the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2014.

AUDITORS

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for the fiscal years ended September 30, 2013, and September 30, 2012, and for fees billed for other services rendered by Ernst & Young LLP during those periods.

	Fiscal 2013	Fiscal 2012
Audit fees(1)	$1,092,000	$ 836,440
Audit-related fees(2)	$ 134,600	$ 73,000
Tax fees(3)	$ 322,600	$ 159,700
All other fees(4)	$ 102,355	$ 324,310
Total fees	$1,651,555	$1,393,450

(1) Audit fees consisted principally of work performed in connection with the audit of our consolidated financial statements and the review of our unaudited quarterly financial statements. This amount includes $79,000 in costs during fiscal 2013 and $14,000 in costs during fiscal 2012, related to the statutory audits of our foreign subsidiaries and other related services.

(2) Audit-related fees consisted principally of fees incurred in connection with our employee benefit plans.

(3) Tax fees consisted principally of tax return preparation, planning and compliance work.

(4) All other fees consisted principally of fees related to due diligence reviews.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Pursuant to its Charter, Audit Committee policy and applicable law, the Audit Committee pre-approves all audit and permissible non-audit services to be provided by our independent registered public accounting firm. The pre-approval policy applies to audit services, audit-related services, tax services and other services. The Audit Committee has delegated authority to the Chair of the Audit Committee in some cases to pre-approve the provision of services by our independent registered public accounting firm, which pre-approvals the Chair then communicates to the full Audit Committee. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. We obtain these services from other service providers as needed.

Audit Committee Report

Liquidity Services' management is responsible for Liquidity Services' financial statements, internal controls and financial reporting process. Liquidity Services' independent registered public accounting firm, Ernst & Young LLP, is responsible for auditing the financial statements and for expressing an opinion as to whether those audited financial statements fairly present, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with U.S. generally accepted accounting principles. The Audit Committee was established for the purpose of representing and assisting the Board of Directors in overseeing Liquidity Services' accounting and financial reporting processes and audits of Liquidity Services' annual financial statements, including the integrity of Liquidity Services' financial statements, Liquidity Services' compliance with legal and regulatory authority requirements, the independent registered public accounting firm's qualifications and independence and the performance of Liquidity Services' independent registered public accounting firm. The members of the Audit Committee are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm.

In this context, the Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence" and the matters required to be discussed by PCAOB Auditing Standard No. 16. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2013 for filing with the Securities and Exchange Commission. The Board of Directors approved including the audited financial statements in the Company's Annual Report.

The Audit Committee:
George H. Ellis, Chair
Phillip A. Clough
Patrick W. Gross

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate the Audit Committee Report by reference therein.

ITEM 3—Approval of an Advisory Resolution on Executive Compensation

We are asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this proxy statement. As described below in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee's goals in setting executive compensation are to support the attainment of our short- and long-term financial and strategic objectives, reward executives for continuous growth in earnings and stockholder value, and align executives' interests with those of our stockholders. To achieve these goals, our executive compensation structure emphasizes performance-based compensation, including annual incentive compensation and stock-based awards.

We urge stockholders to read the "Compensation Discussion and Analysis," beginning on page 37 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 49 through 62, which provide detailed information on the compensation of our named executive officers. The Board of Directors and the Compensation Committee believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement reflects and supports these compensation policies and procedures.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, stockholders will be asked at the Annual Meeting to approve the following advisory resolution:

RESOLVED, that the stockholders of Liquidity Services, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers described in the Compensation Discussion and Analysis and disclosed in the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2014 Annual Meeting of Stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

The Board of Directors has adopted a policy providing for annual "say-on-pay" advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding "say-on-pay" advisory votes, the next "say-on-pay" advisory vote will occur in 2015.

Your Board of Directors unanimously recommends a vote FOR the advisory resolution on executive compensation.

ITEM 4—Re-Approval of the Material Terms of the Performance Goals under the 2006 Omnibus Long-Term Incentive Plan

Overview

The Company maintains the Liquidity Services Inc. 2006 Omnibus Long-Term Incentive Plan (the "Plan"). An amendment to the Plan was most recently approved by stockholders in 2009 to increase the number of shares available for issuance under the Plan. The Plan is intended to enhance the Company's ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such officers, directors, key employees, and other persons to serve the Company and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights and cash awards.

In order to allow for awards under the Plan to qualify as tax-deductible performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code"), the Company is asking stockholders to re-approve the material terms of the performance goals under the Plan as described in more detail below. These material terms are the same as those that the stockholders previously approved. Stockholders are not being asked to approve any changes or amendment to the Plan or to approve the Plan itself. Importantly, approval of this Item 4 will not increase the number of shares available for issuance under the Plan or otherwise increase the potential dilution to stockholders as a result of the Plan.

Why You Should Vote to Approve the Performance Goals Under the Plan

The Board of Directors recommends that the Company's stockholders approve the performance goals under the Plan because it believes the Company's ability to grant equity-based awards that are intended to qualify as performance-based under Section 162(m) of the Code is important to enhancing stockholder value.

Section 162(m) of the Code

The Board of Directors believes that it is in the best interests of the Company and its stockholders to continue to provide for an equity incentive plan under which compensation awards can be made to the Company's executive officers that are intended to qualify for deductibility by the Company for federal income tax purposes. Accordingly, the Plan has been structured in a manner such that awards granted under it can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Code, however, there can be no guarantee that amounts payable under the Plan will be treated as qualified "performance-based compensation" under Section 162(m). In general, under Section 162(m), in order for the Company to be able to deduct compensation in excess of $1,000,000 paid in any one year to the Company's chief executive officer or any of the Company's three other most highly compensated executive officers (other than the Company's chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by the Company's stockholders at least once every five years. For purposes of Section 162(m), the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. With respect to the various types of awards under the Plan, each of these aspects is discussed below, and, as noted above, stockholders are being asked under this proposal to approve each of these aspects of the Plan for purposes of the approval requirements of Section 162(m).

If our stockholders do not approve the material terms of the performance goals under the Plan, there will be no impact on the terms of the Plan. The Plan will continue to remain in existence and awards may continue to be made in accordance with the terms of the Plan.

Plan Summary

The following summary of the material terms of the Plan are qualified in their entirety by reference to the full text of the Plan, which is set forth in Appendix A to this Proxy Statement.

Administration

The Plan is administered by the Board of Directors, the Compensation Committee or other such committees as the Board of Directors may from time to time delegate. The Board of Directors or its designated committee has the authority to designate grantees, determine the type(s) of awards to be made to a grantee, determine the number of shares to be subject to an award, establish the terms and conditions of each award, prescribe the form of each award agreement and amend, modify or supplement the terms of each outstanding award, provided that no amendment, modification or supplement shall, without the consent of the grantee, impair the grantee's rights under such award or amend or modify an award such that it would be treated as a repricing without approval of the Company's stockholders.

Eligibility

Awards may be granted under the Plan to employees, officers, directors, consultants, advisers and outside directors of the Company. As of January 14, 2014, approximately 490 individuals were eligible to participate in the Plan, including our 6 executive officers and 5 non-employee directors.

Shares Subject to the Plan

The Plan currently authorizes the issuance of up to 10,000,000 shares of Liquidity Services, Inc. common stock. The aggregate number of shares which cumulatively may be available for issuance pursuant to awards other than options or SARs shall not exceed 3,500,000 and the number of shares that may be issued as incentive stock options ("ISOs") shall not exceed 10,000,000. Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any stock subject thereto, then the number of shares of stock counted against the aggregate number of shares available under the Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the Plan. The Board of Directors shall have the right to substitute or assume awards in connection with mergers, reorganizations, separations and certain other transactions.

Several types of stock grants can be made under the Plan. A summary of these grants is set forth below.

Stock Options

Stock options granted under the Plan can be either ISOs or nonqualified stock options. An option may constitute an ISO only (i) if the grantee of such option is an employee of the Company or any subsidiary of the Company; (ii) to the extent specifically provided in the related award agreement; and (iii) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the grantee's employer and its affiliates) does not exceed $100,000. This limitation is applied by taking options into account in the order in which they were granted.

The exercise price of stock options is at least the fair market value on the date of grant; provided, however, that in the event a grantee is a 10 percent stockholder, the option price of an option that is intended to be an ISO may not be less than 110 percent of the fair market value on the date of grant. Options become exercisable at such times and under such conditions as are determined by the Board of Directors. Each option terminates ten years from the date of grant, or as set forth in the Plan or fixed by the Board of Directors; provided, however, that in the event that the grantee is a 10 percent stockholder, an option that is intended to be an ISO cannot be exercisable after five years from the date of grant. An option that is exercisable may be exercised by the grantee's delivery to the Company of a written notice of exercise. Such notice must be accompanied by payment in full of the option price of the shares for which the option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award, or by "cashless exercise." Each award agreement sets forth the extent to which the grantee has the right to exercise the option following termination of the grantee's service.

Stock Appreciation Rights

A stock appreciation right ("SAR") confers on the grantee, upon exercise thereof, the excess of (A) the fair market value of one share of stock on the date of exercise over (B) the grant price of the SAR as determined by the Board of Directors. The award agreement for a SAR specifies the grant price of the SAR, which must be at least the fair market value of a share of stock on the date of grant. SARs may be granted in conjunction with all or part of an option granted under the Plan or at any subsequent time during the term of such option, in conjunction with all or part of any other award or without regard to any option or other award; provided that a SAR that is granted subsequent to the date of grant of a related option must have a grant price that is no less than the fair market value of one share of stock on the date of grant. The Board of Directors determines the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs cease to be or become exercisable following termination of service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which stock will be delivered or deemed to be delivered to grantees, whether or not a SAR is granted in tandem or in combination with any other award, and any other terms and conditions of any SAR.

Restricted Stock and Stock Units

Awards of restricted stock or stock units may be made for no consideration. At the time a grant of restricted stock or stock units is made, the Board of Directors may, in its sole discretion, establish a restricted period applicable to such restricted stock or stock units. Each award of restricted stock or stock units may be subject to a different restricted period. The Board of Directors may, in its sole discretion, at the time a grant of restricted stock or stock units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the restricted stock or stock units. Neither restricted stock nor stock units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board of Directors.

Unless the Board of Directors otherwise provides, holders of restricted stock have the right to vote such stock and the right to receive any dividends declared or paid with respect to such stock. The Board of Directors may provide that any dividends paid on restricted stock be reinvested in shares of stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such restricted stock. All distributions, if any, received by a grantee with respect to restricted stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction are subject to the restrictions applicable to the original grant. Holders of stock units have no rights as stockholders of the Company. The Board of Directors may provide that the holder of such stock units be entitled to receive, upon the Company's payment of a cash dividend on its outstanding stock, a cash payment for each stock unit held equal to the per-share dividend paid on the stock. The Board of Directors may also provide that such cash payment will be deemed reinvested in additional stock units at a price per unit equal to the fair market value of a share of stock on the date that such dividend is paid. Unless the Board of Directors otherwise provides, upon the termination of a grantee's service, any restricted stock or stock units held by such grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited.

Unrestricted Stock Awards

The Board of Directors may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Board of Directors) an unrestricted stock award to any grantee pursuant to which such grantee may receive shares of stock free of any restrictions under the Plan. Unrestricted stock awards may be granted or sold as described in the preceding sentence in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such grantee.

Dividend Equivalent Rights

A dividend equivalent right is an award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of stock specified in the dividend equivalent right (or other award to which it relates) if such shares had been issued to and held by the recipient. The terms and conditions of dividend equivalent rights shall be specified in the grant. Dividend equivalents credited to the holder of a dividend equivalent right may be paid currently or may be deemed to be reinvested in additional shares of stock, which may thereafter accrue additional equivalents. Any such reinvestment is made at fair market value on the date of reinvestment. Dividend equivalent rights may be settled in cash or stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board of Directors. A dividend equivalent right granted as a component of another award may provide that such dividend equivalent right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such dividend equivalent right will expire or be forfeited or annulled under the same conditions as such other award. A dividend equivalent right granted as a component of another award may also contain terms and conditions different from such other award. Except as may otherwise be provided by the Board of Directors, a grantee's rights in all dividend equivalent rights or interest equivalents shall automatically terminate upon the grantee's termination of service for any reason.

Performance Goals

The right of a grantee to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board of Directors or the Compensation Committee. If and to the extent that the Compensation Committee determines that an award to be granted to a grantee who is designated by the Compensation Committee as likely to be a covered employee within the meaning of Section 162(m) of the Code should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the grant, exercise and/or settlement of such award shall be contingent upon achievement of pre-established performance goals. For purposes thereof, the performance goals may consist of one or more of the following business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Compensation Committee in establishing performance goals for such awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital; (14) ratio of debt to stockholders' equity; (15) revenue; and (16) gross merchandise value. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis. Such performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m). The maximum amount that may be earned under a cash award in any calendar year by any one grantee shall be $3,000,000 and the maximum amount that may be earned as a cash award in respect of a performance period by any one grantee shall be $5,000,000.

Corporate Transactions

Upon the occurrence of (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company:

(a) all outstanding shares of restricted stock shall be deemed to have vested, and all stock units shall be deemed to have vested and the shares of stock subject thereto shall be delivered, immediately prior to the occurrence of such corporate transaction; and

(b) either of the following two actions shall be taken:

(1) fifteen days prior to the scheduled consummation of a corporate transaction, all options and SARs outstanding under the Plan shall become immediately exercisable and shall remain exercisable for a period of fifteen days; or

(2) the Board of Directors may elect, in its sole discretion, to cancel any outstanding awards of options, restricted stock, stock units, and/or SARs and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board of Directors acting in good faith), in the case of restricted stock or stock units, equal to the formula or fixed price per share paid to holders of shares of stock and, in the case of options or SARs, equal to the product of the number of shares of stock subject to the option or SAR (the "Award Shares") multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to holders of shares of stock pursuant to such transaction exceeds (II) the option price or SAR exercise price applicable to such Award Shares.

With respect to the Company's establishment of an exercise window, (i) any exercise of an option or SAR during such fifteen-day period will be conditioned upon the consummation of the event and will be effective only immediately before the consummation of the event, and (ii) upon consummation of any corporate transaction, the Plan, and all outstanding but unexercised options and SARs shall terminate. The corporate transaction provisions do not apply to any corporate transaction to the extent that provision is made in writing in connection with such corporate transaction for the assumption or continuation of the options, SARs, stock units and restricted stock theretofore granted, or for the substitution for such options, SARs, stock units and restricted stock for new common stock options and stock appreciation rights and new common stock, stock units and restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and stock appreciation right exercise prices, in which event the Plan, options, SARs, stock units and restricted stock theretofore granted will continue in the manner and under the terms so provided.

Amendment

The Board of Directors may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of stock as to which awards have not been made. An amendment shall be contingent on approval of the Company's stockholders to the extent stated by the Board of Directors, required by applicable law or required by applicable stock exchange or market listing requirements. No amendment, suspension, or termination of the Plan may, without the consent of the grantee, impair rights or obligations under any award theretofore awarded under the Plan.

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to the Company and to recipients of stock options and stock appreciation rights under the Plan. The summary is based on the United States Internal Revenue Code and the U.S. Treasury regulations promulgated under the Code in effect as of the date of this proxy statement, all of which are subject to change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to recipients of awards under the Plan. The laws governing the tax aspects of these awards are highly technical, and such laws are subject to change. Different tax rules may apply to specific participants and transactions under the Plan, particularly in jurisdictions outside the United States.

Nonqualified Stock Options and Stock Appreciation Rights

The recipient will not have any income at the time a nonqualified stock option or a SAR is granted nor will the Company be entitled to a deduction at that time. When a nonqualified option is exercised, the optionee generally will recognize ordinary income (whether the option price is paid in cash or by delivery or surrender of shares of common stock), in an amount equal to the excess of the fair market value of the shares to which the option exercise pertains over the option exercise price. When an SAR is exercised, the holder will recognize ordinary income equal to the sum of (a) the gross cash proceeds payable and (b) the fair market value on the exercise date of any shares received. The Company will be entitled to a corresponding deduction with respect to a nonqualified stock option or SAR equal to the ordinary income recognized by the optionee or holder of the SAR, provided that the deduction is not disallowed by Section 162(m) or otherwise limited by the Code.

ISOs

A recipient will not have any income at the time an ISO is granted or have regular taxable income at the time the ISO is exercised. However, the excess of the fair market value of the shares at the time of exercise over the option exercise price will be a preference item that could create an alternative minimum tax liability for the optionee. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax. If the optionee disposes of the shares acquired on exercise of an ISO after the later of two years after the grant of the ISO and one year after exercise of the ISO, the gain recognized by the optionee (i.e., the excess of the proceeds received over the option exercise price), if any, will be long-term capital gain eligible for favorable tax rates under the Code. Conversely, if the optionee disposes of the shares within two years of the grant of the ISO or within one year of exercise of the ISO, the disposition will generally be a "disqualifying disposition," and the optionee will recognize ordinary income in the year of the disqualifying disposition equal to the lesser of (i) the excess of the fair market value of the stock on the date of exercise over the option exercise price and (ii) the excess of the amount received for the shares over the option exercise price. The balance of the gain or loss, if any, will be long-term or short-term capital gain, depending on how long the shares were held. The Company is not entitled to a deduction as the result of the grant or exercise of an ISO. However, if the optionee recognizes ordinary income as a result of a disqualifying disposition, the Company will be entitled to a corresponding deduction equal to the amount of ordinary income recognized by the optionee, provided that the deduction is not disallowed by Section 162(m) or otherwise limited by the Code. We intend that awards granted under the Plan comply with, or are otherwise exempt from, Section 409A of the Code.

Section 162(m) Awards

The right of a grantee to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board of Directors. The Board of Directors may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any award subject to performance conditions, except as limited by the Plan in the case of a performance award or annual incentive award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a performance award or annual incentive award intended to qualify under Code Section 162(m), shall be exercised by the Compensation Committee and not the Board of Directors.

It is the intent of the Company that performance awards and annual incentive awards granted to persons who are designated by the Compensation Committee as likely to be covered employees within the meaning of Code Section 162(m) and regulations thereunder (generally including the chief executive officer and the three most other highly-compensated executive officers other than the chief financial officer) shall, if so designated by the Compensation Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. The rules and regulations promulgated under Section 162(m), however, are complicated and subject to change from time to time, sometimes with retroactive effect. In addition, a number of requirements must be met in order for particular compensation to so qualify. As such, there can be no assurance that any compensation awarded or paid under the Plan will be deductible under all circumstances.

New Plan Benefits

The benefits that will be awarded or paid in the future under the Plan are not currently determinable. Such awards are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future awards or who might receive them. Information about awards granted in fiscal year 2013 under the Plan to the Company's named executive officers can be found in the table under the heading "Grants of Plan-Based Awards for Fiscal 2013" on page 53 of this proxy statement. As of January 14, 2014, the closing price of a share of the Company's common stock was $21.60.

Existing Plan Benefits

Pursuant to SEC rules, the following table sets forth information with respect to the number of shares underlying grants of all types of awards under the Plan that have been granted through

January 14, 2014 that count against the Plan's maximum share authorization. These share numbers do not take into account the effect of options that have been canceled or expired unexercised.

Name and Position	Total Number of Shares Underlying Award Grants
William P. Angrick, III Chairman and Chief Executive Officer	262,105
James M. Rallo Chief Financial Officer and Treasurer	203,102
Thomas B. Burton Executive Vice President and President, Capital Assets Group	153,366
G. Cayce Roy Executive Vice President and President, Retail Supply Chain Group	397,237
Leoncio Casusol Chief Information Officer	109,205
James E. Williams Vice President, General Counsel and Corporate Secretary	47,409
All current executive officers as a group	1,172,424
All non-employee directors as a group	363,152
All employees as a group (excluding executive officers)	1,946,619

Your Board of Directors unanimously recommends a vote FOR the re-approval of the material terms of the performance goals under the 2006 Omnibus Long-Term Incentive Plan.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

This section describes our compensation strategy, programs and practices for the executive officers listed in the Summary Compensation Table that follows this discussion. In this proxy statement, we refer to these individuals as our named executive officers.

Executive Summary

Our executive compensation philosophy and the elements of our executive compensation program with regard to fiscal 2013 are summarized below:

- The main objectives of our executive compensation program are to support the attainment of our short- and long-term financial and strategic objectives, reward executives for continuous growth in earnings and stockholder value, and align executives' interests with those of our stockholders.
- Our executive compensation program emphasizes performance-based compensation, including annual incentive compensation and stock-based awards, including stock options and restricted stock.
- Our Compensation Committee is responsible for evaluating and setting the compensation levels of our named executive officers. In setting compensation levels for executives, the Committee solicits the input and recommendations of our Chairman and CEO. The Compensation Committee periodically engages an independent compensation consultant to conduct market reviews of our competitive market for executive talent. In fiscal 2012, the Committee engaged Towers Watson to conduct a review of new market data for use in determining fiscal 2013 compensation levels.

- Compensation for our named executive officers during fiscal 2013 generally was lower than target levels as a result of Company financial performance. As discussed below, the Company's fiscal 2013 performance led to below-target annual incentive compensation for our named executive officers because we did not achieve all of our target goals for company financial performance under our annual incentive bonus plan.
- To support the retention and incentive purposes of our executive compensation program, in fiscal 2013 each of our named executive officers received time-based and performance-based stock option and restricted stock awards.

General Compensation Philosophy

Liquidity Services' executive compensation programs are designed to support the attainment of our short- and long-term financial and strategic objectives, reward executives for continuous growth in earnings and stockholder value, and align executives' interests with those of our stockholders. The goal of Liquidity Services' compensation programs is to attract, retain and motivate key executives, and to encourage a long-term commitment to Liquidity Services. To achieve these objectives, the Compensation Committee uses a variety of compensation elements, including: base salary, annual cash incentive compensation, long-term incentive compensation and certain other compensation and benefits.

Factors Considered When Determining Compensation. The Compensation Committee seeks to set executive compensation at competitive levels that the Compensation Committee considers appropriate for a company of our size and stage of growth. On an annual basis, the Compensation Committee determines and approves the total compensation level of each of our named executive officers based on its evaluation of external market conditions, Company performance and each named executive officer's individual performance relative to pre-established performance goals and objectives. The Compensation Committee also considers each executive's level of experience, unique skills and abilities critical to the Company, and the executive's tenure, position and responsibilities with the Company. The Compensation Committee considers recommendations from the Chairman and CEO regarding levels for base salary, annual incentive awards and long-term incentive awards for named executive officers. The Chairman and CEO annually provides to the Compensation Committee historical and prospective breakdowns of the total direct compensation components for each named executive officer. The Chairman and CEO also recommends financial and non-financial performance goals for each named executive officer under the annual cash incentive compensation plan.

Market Data. Periodically, the Compensation Committee has engaged a leading industry compensation consultant to assess the market competitiveness of our executive compensation program so that our program attracts and retains executive talent essential to achieve our business plans. During fiscal 2012, the Compensation Committee engaged Towers Watson to assess the market competitiveness of our executive compensation program for purposes of evaluating and setting fiscal 2013 executive compensation. After considering the following six factors with respect to Towers Watson: (i) the provision of other services to us by Towers Watson; (ii) the amount of fees received from us by Towers Watson, as a percentage of the total revenue of Towers Watson; (iii) the policies and procedures of Towers Watson that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the Towers Watson consultant with a member of the Compensation Committee; (v) any of our stock owned by the Towers Watson consultants; and (vi) any business or personal relationship of the Towers Watson consultant or Towers Watson with any of our executive officers, our Compensation Committee has concluded that no conflict of interest exists with Towers Watson. The scope of Towers Watson's work included a review of the Company's executive compensation practices, assistance with development of an appropriate peer group, and presentation to the Compensation Committee of a report regarding executive compensation trends for similarly sized companies and the market competitiveness of our executive compensation program. During fiscal 2012, Towers Watson was engaged directly by the Compensation Committee and did not provide any services to the Company other than the executive and director compensation consulting services described above.

To assist the Compensation Committee in its market review for fiscal 2013, the Committee's compensation consultant prepared an analysis of the market competitiveness of the aggregate value of total direct compensation (base salary, annual incentive bonus and long-term incentives) as well as the market competitiveness of each element of compensation for each named executive officer (except with respect to Mr. Casusol, who joined the Company in February 2013). The market review was based upon two different sources of compensation data provided by Towers Watson—published surveys and a selected peer group of e-commerce companies. The survey sources relied upon for the market review were national surveys and contained compensation data for both high-technology sector companies as well as similarly sized general industry companies. These survey sources were the 2011 Towers Watson General Industry Executive Compensation Survey Report, 2011 Towers Watson General Industry Top Management Compensation Survey and 2011 Towers Watson Long-Term Incentive Plan Report. The survey data was used as a market reference to assess how the Company's compensation practices for top executives compare to market practices and to confirm that the overall compensation mix is reasonably aligned with the marketplace.

The peer companies utilized in Towers Watson's review were approved by the Compensation Committee and contained six new companies and eliminated five companies (three based on acquisitions and two based on various size factors) as compared to the Company's historical peer group. The updated peer group was developed using several criteria as a guide (*e.g.*, company size, net income, growth, location, internet presence and technology focus) and includes 19 companies, with revenues ranging from $155 million to $817 million. The peer group companies for the fiscal 2013 review were:

- comScore, Inc.
- 1-800-FLOWERS.COM Inc.
- Richie Bros. Auctioneers Incorporated
- Corporate Executive Board Co.
- VistaPrint Ltd.
- NeuStar Inc.
- TNS Inc.
- WebMD Health Corp.
- Blue Nile Inc.
- Digital River Inc.
- Deltek Inc.
- TeleCommunication Systems Inc.
- CoStar Group Inc.
- Rosetta Stone Inc.
- Shutterfly, Inc.
- U.S. Auto Parts Network Inc.
- Online Resources Corp.
- GeoEye, Inc.
- LinkedIn Corporation

The compensation decisions specific to each component of total direct compensation for the named executive officers are discussed below.

Pay Mix. Because our named executive officers are in a position to directly influence the Company's performance, a significant portion of their compensation is delivered in the form of annual cash incentive bonus and long-term incentive compensation. We rely on a mix of compensation components intended to reward short-term results (in the form of annual cash incentive bonuses) and motivate long-term performance (in the form of option and restricted stock grants that vest over several years). We do not have a specific allocation target between cash and equity-based compensation or between annual and long-term incentive compensation. Instead, we retain the flexibility when determining the compensation mix to react to our evolving business environment and our specific hiring and retention requirements. In fiscal 2013, approximately 59% or more of each of our named executive officer's target total direct compensation, including approximately 76% of the target total direct compensation for the Chairman and CEO, was performance-based and/or tied directly to the performance of our stock (in the form of target annual cash incentive bonuses and stock options and restricted stock awards), consistent with the Company's compensation philosophy to link executive compensation with stockholder returns and achievement of strategic business objectives.

Base Salary

Purpose. Salaries for named executive officers are designed to be competitive when compared with prevailing market rates and are based on a variety of factors, including level of responsibility, performance and the recommendations of the Chairman and CEO. Base salaries are reviewed annually or at the time of promotion or other changes in responsibilities. In determining whether to award base salary increases, the Compensation Committee considers the Company's overall business outlook, the Company's budget, the executive's individual performance, historical compensation, market compensation levels for comparable positions, internal pay equity and other factors, including any retention concerns. Under the terms of the employment agreements in place with our named executive officers, the Compensation Committee may not adjust the salary of a named executive officer downward unless the named executive officer consents to a reduction.

Fiscal 2013 Decisions. The Compensation Committee approved base salary increases for each of the named executive officers in fiscal 2013 (other than Mr. Casusol, who joined the Company in February 2013). These increases primarily reflected a cost of living adjustment over the prior year's base salary and an adjustment to set base salaries to levels comparable to the 50th percentile of the peer group. Prior to this increase, Mr. Angrick's base salary fell more than 27% below the survey market median. Effective October 1, 2012, the Compensation Committee approved base salaries in the following amounts for our named executive officers:

Named Executive Officer	2013 Salary	2012 Salary	Percentage Increase
William P. Angrick, III	$600,000	$450,000	33%
James M. Rallo	320,800	311,456	3%
Thomas B. Burton	306,300	297,413	3%
G. Cayce Roy	300,900	289,327	4%
Leoncio Casusol(1)	300,000	n/a	n/a

(1) Mr. Casusol joined the Company effective February 4, 2013.

The Compensation Committee utilizes a report of market compensation levels prepared by its independent compensation consultant in order to evaluate the executives' base salaries. The Compensation Committee generally seeks to set base salaries at the 50th percentile of the peer group, adjusting for experience and other factors such as tenure, individual performance and responsibilities.

Annual Incentive Compensation

Purpose. Annual incentive compensation is an "at risk" performance-based cash bonus that is designed to motivate our named executive officers to achieve pre-established corporate financial and individual performance objectives that are consistent with the Company's strategic plan. Bonuses under the plan are payable if, and only to the extent that, these pre-established objectives are achieved. The Compensation Committee retains the discretion to increase or decrease payouts under the bonus plan in connection with its review of the Company's and the executive's performance during the year. The Compensation Committee did not exercise this discretion with respect to fiscal 2013 bonuses payable to the named executive officers. Compensation paid under the plan has varied significantly from year to year. For example, over the last five years, the bonus of our Chairman and CEO has ranged from 0 to 205% of his base salary.

The annual incentive bonus plan is also designed to attract and retain key employees by providing our named executive officers with a significant opportunity to earn additional annual cash compensation. As noted below, the target opportunities of our named executive officers range from 60% to 100% of base salary, with a maximum opportunity of between 100% and 200% of the base salary. The Committee did not set a maximum bonus opportunity for Mr. Casusol for fiscal 2013. The Committee strives to set the annual incentive plan target opportunity at the median of the peer group with potential for upper quartile pay based on superior performance of the Company and the individual.

Fiscal 2013 Target Bonus Opportunities. At the beginning of each fiscal year, the Committee establishes the performance goals and target and maximum cash bonus awards for each named executive officer. Each target and maximum cash bonus award is set as a percentage of each named executive officer's base salary. The amount of the cash bonus ultimately awarded depends on the achievement of performance goals. The "Grants of Plan-Based Awards for Fiscal 2013" table below shows the range of possible payments to each of our named executive officers under the annual incentive bonus plan in fiscal 2013.

For fiscal 2013, the annual incentive cash award target and maximum bonus of our named executive officers were:

Named Executive Officer	Fiscal 2013 Target Bonus Percentage of Base Salary	Fiscal 2013 Annual Incentive Target	Fiscal 2013 Maximum Bonus Percentage of Base Salary
William P. Angrick, III	100%	$600,000	200%
James M. Rallo	60%	192,480	120%
Thomas B. Burton	80%	245,040	120%
G. Cayce Roy	60%	180,540	100%
Leoncio Casusol	60%	180,000	60%

The Committee established these target and maximum cash bonus award opportunities based upon (1) the relative scope and responsibility of the named executive officer's position and his respective impact on overall Company performance and (2) comparative compensation data based on the Committee's review of the competitive market conducted for fiscal 2013. For fiscal 2013, the target bonus opportunity for each of our named executive officers other than Mr. Casusol remained the same as for fiscal 2012. The Compensation Committee determined that the target bonus opportunities of our named executive officers (other than Mr. Burton) were at or near the 75th percentile of the competitive market data reviewed for fiscal 2013. The Committee determined that it was appropriate for Mr. Burton's target bonus opportunity to be above the 75th percentile because of the significance to the Company of his role as head of Capital Assets Group and to incentivize participation in company-wide growth initiatives.

Fiscal 2013 Performance Goals. At the beginning of the fiscal year, the Compensation Committee established performance goals for the plan based on recommendations from management. For fiscal 2013, the Committee determined that awards under the plan for our named executive officers other than Messrs. Burton and Roy would be based on the achievement of two corporate performance goals (Gross Merchandise Volume ("GMV") with respect to all commercial and municipal marketplaces other than the DOD Surplus marketplace ("Commercial GMV") and Adjusted EBITDA), business integration objectives and achievement of certain individual management objectives. For Messrs. Burton and Roy, however, the Committee determined that the portion of their bonuses tied to financial performance would be based primarily on marketplace-specific performance goals (the Capital Assets

Group marketplace with respect to Mr. Burton and the Retail Supply Chain Group marketplace with respect to Mr. Roy) rather than Company-wide performance metrics because of their leadership of the respective marketplaces, with the remainder of their bonuses based on the achievement of the business integration objectives and certain individual management objectives, a portion of which were tied to company-wide growth initiatives. Mr. Casusol was eligible for a pro-rated bonus tied to the achievement of individual management objectives tied to the Company's IT strategic plan. The performance goals carry different weights for our named executive officers based on their position and responsibilities. The relative weights assigned to corporate, marketplace and individual goals for fiscal 2013 are as follows:

Name and Principal Position	Commercial GMV	Adjusted LSI EBITDA	Business Integration	Individual Performance
William P. Angrick, III *Chairman and Chief Executive Officer*	25%	25%	25%	25%
James M. Rallo *Chief Financial Officer and Treasurer*	25%	25%	20%	30%
Thomas B. Burton *Executive Vice President and President, Capital Assets Group*	10%	0%	10%	80%
G. Cayce Roy *Executive Vice President and President, Retail Supply Chain Group*	10%	0%	10%	80%
Leoncio Casusol *Chief Information Officer*	0%	0%	0%	100%

Similar to fiscal 2012, the Committee's evaluation of the Company's financial performance under the plan for fiscal 2013 was based on two Company-wide goals—Commercial GMV and Adjusted EBITDA. Commercial GMV measures the total sales volume of all commercial and municipal merchandise sold through the Company's marketplaces during a given period. Adjusted EBITDA is based on the measurement of earnings before interest, taxes, depreciation and amortization, as adjusted for non-cash stock compensation expense. The Committee selected these metrics as the corporate performance measures because they continue to be key metrics used by management to measure the Company's business performance and the basis upon which we communicate forward-looking financial information to the investment community. The target Commercial GMV goal for fiscal 2013 was $891 million, approximately 35% greater than fiscal 2012 results. If the Company had achieved a Commercial GMV of less than $660.0 million, then no bonus would have been earned with respect to this goal. The target Adjusted EBITDA goal established for fiscal 2013 was $130.5 million, reflecting an increase of approximately 19% over fiscal 2012 results. Because the Company achieved an Adjusted EBITDA of less than $121.0 million, no bonus was earned with respect to this goal.

For the named executive officers other than Mr. Casusol, the business integration objectives included developing marketing strategy for our seller- and buyer-facing brands and further penetrating and cross-selling to existing strategic accounts. The Committee determined that 100% of the business integration goals were met with respect to fiscal 2013.

The individual performance goals established for each of our named executive officers varied based on his relative job responsibilities and emphasized improvement in metrics or operational objectives within the control of each named executive officer. Each of our named executive officers had three to six individual management objectives designed to further each of the following two Company strategic initiatives of market leadership and of collaboration, integration and transformation. Each individual management objective is weighted differently as noted below. To the extent that an objective was determined to be critical to the Company's strategy and business plan, it may have served as an individual objective of more than one named executive officer.

Our Chairman and Chief Executive Officer's individual performance was evaluated based on the following five individual objectives (which comprised 25% of his total annual bonus opportunity):

- Enhance our competitive position and grow our customer bases by advancing our partnership programs
- Enhance our competitive position and diversify our business model by advancing our M&A program
- Enhance our profile within the marketplace and cross-sell our services
- Integrate our Capital Assets Group organization by leveraging our marketplace platform, our economies of scale and core competencies
- Enhance our ability to manage growth by strengthening our human capital development across the Company

Mr. Rallo's individual performance was evaluated based on the following four individual objectives (which comprised 30% of his total annual bonus opportunity):

- Enhance our investor relations program and host investor day
- Strengthen our leadership and develop human capital by evaluating and attracting talent to fulfill outstanding needs in the global finance organization
- Integrate the Capital Assets Group organization by implementing common policies and procedures
- Support our global compliance programs by implementing training and updating procedures

Mr. Casusol's individual performance was evaluated based on the following five individual objectives (which comprised 100% of his total annual bonus opportunity):

- Partner with the Company's leadership team to align the Company's overall technology strategy with the Company's business plan in order to support rapid growth and geographical expansion
- Develop and communicate an IT organization business plan
- Develop new technology services to support global operations and enable new premium value added services
- Focus the IT organization on process optimization and automation by formalizing and standardizing all operational processes
- Implement procedures for infrastructure consolidation in order to reduce licensing and maintenance costs

Mr. Burton's individual performance was evaluated based on the following three individual objectives (which together comprised 80% of his total annual bonus opportunity, and was further divided such that 80% was related to EBITDA of the Capital Assets Group and 20% was related to personal management objectives):

- Complete the Capital Assets Group integration projects
- Support growth in targeted large corporate accounts

- Support LSI corporate initiatives with respect to the Company's branding, sales force integration and the strategic road map
- EBITDA of each of government and commercial portions of the Capital Assets Group, respectively. Because we believe disclosure of the EBITDA results for the Capital Assets Group marketplace and its subcomponents would cause the Company competitive harm by publishing sensitive information that would not otherwise be disclosed, the Company is not disclosing this target. The Committee cannot specify the degree of difficulty required to meet the EBITDA target, but believes that achievement of the target goal would have required substantial and sustained performance by the marketplace. The target EBITDA goal was consistent with the Company's annual business plan and strategic objectives, and achievement of the target goal required extensive business development efforts, a significant increase in inventory velocity and continued improvement in service levels.

Mr. Roy's individual performance was evaluated based on the following four individual objectives (which comprised 80% of his total annual bonus opportunity, and was further divided such that 50% was related to contribution margin of the Retail Supply Chain Group, 20% was related to the addition of new strategic accounts and 10% was related to personal management objectives):

- Complete the Retail Supply Chain Group's information technology roadmap projects
- Develop and grow buyer channels
- Add new strategic accounts
- Contribution margin of the Retail Supply Chain Group (which means margin contributed from an individual marketplace before allocation of certain expenses), which is based on the measurement of earnings before interest, taxes, depreciation and amortization, as adjusted for non-cash stock compensation expense. Because we believe disclosure of the contribution margin results for the Retail Supply Chain Group marketplace would cause the Company competitive harm by publishing sensitive information that would not otherwise be disclosed, the Company is not disclosing this target. The Committee cannot specify the degree of difficulty required to meet the contribution margin target, but believes that achievement of the target goal would have required substantial and sustained performance by the marketplace. The target contribution margin goal was consistent with the Company's annual business plan and strategic objectives, and achievement of the target goal required extensive business development efforts, a significant increase in inventory velocity and continued improvement in service levels.

Fiscal 2013 Results and Payouts. At the end of the performance year, our Chairman and CEO assessed the achievement of the Company and individual performance goals and made a recommendation to the Committee regarding the annual bonus payouts. The target cash bonus of each of our named executive officers is shown in the "Grants of Plan-Based Awards for Fiscal 2013" table, and the actual amounts earned by our named executive officers are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table, which amounts were paid to the executives after the end of the fiscal year.

In determining the amount of the fiscal 2013 awards, the Committee assessed the Company's and each named executive officer's performance measured against the previously described corporate, business integration and individual management objectives. For fiscal 2013, the Company achieved Commercial GMV that exceeded threshold but fell short of the target performance level, and Adjusted EBITDA of $104.6 million, which fell short of the threshold level, resulting in payouts for only the Commercial GMV component equal to 24% of target. The Committee determined that 100% of the business integration objectives were achieved resulting in payout for that component at target.

The Compensation Committee awarded Mr. Angrick an annual cash incentive bonus of 43% of his target bonus, resulting in a bonus payment of $255,990, based on our fiscal 2013 corporate performance, achievement of 100% of the business integration objectives and achievement of 47% of his individual objectives. Mr. Rallo was awarded 56% of his target bonus, resulting in a bonus payment of $107,789, based on our fiscal 2013 corporate performance, achievement of 100% of the business integration objectives and achievement of 100% of his individual objectives. Mr. Casusol was awarded 100% of his target bonus, resulting in a bonus payment of $180,000, based on achievement of 100% of his individual objectives.

Mr. Burton was awarded 53% of his target bonus, resulting in a bonus payment of $130,614, based on our fiscal 2013 Commercial GMV corporate performance, achievement of 100% of the business integration objectives, his achievement of 100% of his personal management objectives, the Capital Assets Group marketplace's achievement of 104% of EBITDA targets with respect to the government portion of the Capital Assets Group. The commercial portion of Capital Assets Group did not achieve EBITDA at the threshold level, resulting in no payout for this metric.

Mr. Roy was awarded 46% of his target bonus, resulting in a bonus payment of $83,771, based on our fiscal 2013 Commercial GMV corporate performance, achievement of 100% of the business integration objectives, his achievement of 100% of his personal management objectives. The Retail Supply Chain Group marketplace did not achieve the contribution margin at the threshold level resulting in no payout for this metric.

Fiscal 2014 Bonus Plan. At its November 2013 meeting, the Compensation Committee determined that the corporate financial measures for our fiscal 2014 annual incentive compensation plan will be Commercial GMV and commercial contribution margin growth from all marketplaces other than the DOD Surplus marketplace. The Compensation Committee decided to include business integration objectives, including integrating sales automation platforms, marketplaces and the buyer experience and developing aligned global seller facing brands. The relative weight assigned to corporate, business integration and individual goals for fiscal 2014 is as follows:

Name and Principal Position	Commercial GMV	Commercial Cntr. Margin Growth	LSI Business Integration	Individual Performance
William P. Angrick, III *Chairman and Chief Executive Officer*	25%	25%	25%	25%
James M. Rallo *Chief Financial Officer and Treasurer*	25%	25%	20%	30%
Thomas B. Burton *Executive Vice President and President, Capital Assets Group*	0%	0%	7%	93%
G. Cayce Roy *Executive Vice President and President, Retail Supply Chain Group*	10%	0%	10%	80%
Leoncio Casusol *Chief Information Officer*	10%	10%	10%	70%

Long-Term Incentive Compensation

Purpose. We grant equity-based compensation to our named executive officers in order to attract, retain and reward our executives and strengthen the mutuality of interests between our named executive officers and Liquidity Services' stockholders. The Compensation Committee annually determines whether to grant stock options or other equity-based incentives to executives. In making its determinations, the Compensation Committee considers factors such as market data, the executive's and the Company's performance in the last year and the results achieved by the executive, the executive's base salary and the Compensation Committee's view regarding the future potential of long-term contributions of the executive. Recommendations of the Chairman and CEO are also taken into consideration.

The Compensation Committee historically had granted our named executive officers long-term incentive awards in the form of stock options. As in fiscal 2012, our long-term incentive compensation program in fiscal 2013 provided grants of stock options and restricted stock under our 2006 Omnibus Long-Term Incentive Plan, which has been approved by our stockholders.

The Compensation Committee has historically granted annual equity awards with respect to each fiscal year after financial results are available for the prior fiscal year at a regularly scheduled meeting. As the Compensation Committee's meeting schedule is established prior to the start of each fiscal year, the proximity of any award grants to earnings announcements or other market events is coincidental. For annual awards, the Compensation Committee's policy is to grant options and restricted stock awards on the date it approves them. The option exercise price is determined in accordance with the terms of the plan under which the award is granted (generally, the closing price on the date of grant) and cannot be less than the fair market value of our Common Stock as of that date. In addition to annual options awards, our named executive officers may receive stock options in connection with the commencement of employment or upon promotion. In these cases, the exercise price is typically the closing price of our common stock on the date the executive begins employment or the effective date of the promotion.

Fiscal 2013 Annual Awards. In fiscal 2013, the Compensation Committee granted a mix of time-based stock options and restricted stock awards and performance-based stock options and restricted stock awards to each of our named executive officers other than Mr. Casusol as part of the annual grant for fiscal 2013. Approximately 40% of the equity award value was in the form of stock options (with 50% subject to performance-based vesting terms and 50% subject to time-based vesting terms over four years), and 60% was in the form of restricted stock (with 50% subject to performance-based vesting terms and 50% subject to time-based vesting terms over four years, except with respect to Mr. Burton who received 81% of his restricted stock in the form of performance-based restricted stock due to his receiving a special one-time grant of 10,000 shares of restricted stock to incentivize achievement of certain Capital Assets Group Contribution Margin performance goals). We granted a portion of our annual equity awards in the form of performance-based stock options and restricted stock awards in order to incentivize the named executive officers to increase cross-company growth, particularly with respect to the marketplaces other than the DOD Surplus marketplace. These awards will vest in installments at the end of each fiscal year over a four-year period based on our compounded annual growth rate ("CAGR").

Special Equity Grant to Mr. Rallo. In July of 2013, we made an additional grant of both time-based and performance-based stock option and restricted stock awards to Mr. Rallo in recognition of the expanded scope and operational impact of his role in connection with the international expansion of our business, his critical role in achieving the ongoing operational and financial integration of acquired business, to retain his talent in the coming years and to facilitate and encourage ownership of our common stock. The grant consisted of 60% restricted stock and 40% stock options and 70% of the grant had performance-based vesting conditions and 30% had time-based vesting conditions. The Committee reviewed the market data provided by Towers Watson in connection with making this mid-year grant. The performance-vesting conditions are the same as those indicated above for the 2013 annual grants.

New Hire Grant to Mr. Casusol. Mr. Casusol joined the Company effective February 4, 2013. In connection with his appointment as Chief Information Officer, he received a grant of both time-based and performance-based restricted stock awards. The performance-based restricted stock is subject to the same vesting conditions described above for the 2013 annual grants. In determining the size of Mr. Casusol's grant, the compensation committee considered internal pay equity concerns, the compensation of the Company's former Chief Information Officer and the market data provided by Towers Watson.

In determining the size of the annual grants to our named executive officers, the Compensation Committee considered the size of equity awards granted in fiscal 2012, the scope of job responsibilities, experience, individual performance and recommendations of the Chairman and CEO. Generally, the Committee seeks to target named executive officers' annual long-term incentive award values at a level between the 50th and 75th percentile of the Company's peer group based on a target value as a percentage of base salary. The grant date fair values of options and restricted stock awarded to our named executive officers in fiscal 2013 were within or just below this range.

The grant date fair value of each of our named executive officer's stock options and restricted stock awards as a percentage of base salary is as shown in the table below.

Named Executive Officer	Grant Date Fair Value of Annual Award as a Percentage of Base Salary*
William P. Angrick, III	192%
James M. Rallo	148%
Thomas B. Burton	248%
G. Cayce Roy	101%
Leoncio Casusol	n/a

* We calculated the grant date fair value of stock options by multiplying the Black-Scholes value per option by the number of options awarded and of restricted stock by multiplying the closing price of our common shares on the grant date times the number of restricted shares awarded. This table does not include the value of Mr. Rallo's special one-time equity grant or Mr. Casusol's new hire grant.

The number of stock options and restricted shares granted to our named executive officers in fiscal 2013 is included in the "Grants of Plan-Based Awards for Fiscal 2013" table. The terms and conditions of the grants are more fully described in the footnotes and narrative following that table.

Fiscal 2014 Equity Awards. At its November 2013 meeting, the Compensation Committee granted each of our named executive officers a mix of stock options and time-based and performance-based restricted stock awards for fiscal 2014. Approximately 40% of the equity award value was in the form of stock options, and 60% was in the form of restricted stock. With respect to both stock options and restricted stock, 50% vest over four years and 50% vest based upon the achievement of performance conditions.

Other Compensation and Benefit Programs

Our named executive officers are eligible to participate in benefit plans that are available to substantially all of our employees, including participation in the Liquidity Services, Inc. 401(k) Profit Sharing and Trust Plan, medical insurance, dental insurance, life insurance and disability insurance programs.

Except with respect to Mr. Burton, we do not provide our named executive officers with any additional benefits or perquisites not available to all other employees. In fiscal 2013, Mr. Burton was provided the use of a Company-owned car. The value of these benefits is described in the footnotes to the "Summary Compensation Table" below.

Employment Agreements

We have entered into employment agreements with each of our named executive officers that provide for, among other things, specified payments in the event of termination of employment in certain circumstances. The terms of these agreements are described under "Employment Agreements" below. The Committee believes it is important to provide our named executive officers with some measure of financial security in the event that their employment with the Company is terminated without cause or in connection with certain unforeseen circumstances. The Committee believes that these arrangements encourage an executive to comply with post-termination restrictive non-competition covenants and to cooperate with the Company both before and after his employment is terminated. The Committee believes that these arrangements are reasonable and that it is beneficial to have agreements in place that specify the exact terms and benefits an executive receives if the Company elects to terminate a named executive officer's employment.

2013 "Say-on-Pay" Advisory Vote on Executive Compensation

The Company provided stockholders a "say-on-pay" advisory vote on its executive compensation in 2013 under recently adopted Section 14A of the Securities Exchange Act of 1934, as amended. At the Company's 2013 Annual Meeting of Stockholders, stockholders expressed substantial support for the compensation of our named executive officers, with approximately 86% of the votes cast for approval of the "say-on-pay" advisory vote. The Committee carefully evaluated the results of the 2013 advisory vote at its April meeting. The Committee also considers many other factors in evaluating the Company's executive compensation programs as discussed in this Compensation Discussion and Analysis, including the Committee's assessment of the interaction of our compensation programs with our corporate business objectives, evaluations of our programs by external consultants, and review of peer group data, each of which is evaluated in the context of the Committee's fiduciary duty to act as the directors determine to be in stockholders' best interests. While each of these factors bore on the Committee's decisions regarding our named executive officers' compensation, the Committee did not make any changes to our executive compensation program and policies as a result of the 2013 "say-on-pay" advisory vote.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (Internal Revenue Code), limits publicly-held companies to an annual deduction for federal income tax purposes of $1 million for compensation paid to a company's chief executive officer and the three other most highly compensated executive officers (not including the chief financial officer) determined at the end of each year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation. For fiscal 2013, payments of annual bonuses and the grants of stock options were intended to qualify as performance-based compensation.

Summary Compensation Table

The following table summarizes the compensation of our named executive officers, which includes our principal executive officer, principal financial officer and our three other most highly compensated executive officers.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
William P. Angrick, III	2013	600,000	720,036	432,722	255,990	11,875	2,020,623
Chairman and Chief	2012	450,000	607,516	478,568	922,500	11,512	2,470,096
Executive Officer	2011	395,000	986,615	217,606	743,588	7,570	2,350,379
James M. Rallo	2013	320,800	1,581,117	1,031,735	107,789	12,477	3,053,918
Chief Financial Officer	2012	311,456	233,581	178,596	370,062	11,652	1,105,347
and Treasurer	2011	296,625	412,817	190,654	319,109	6,675	1,219,212
Thomas B. Burton	2013	306,300	623,534	135,564	130,614	21,292	1,217,304
President and Chief	2012	297,413	223,072	170,546	333,410	19,375	1,043,816
Operating Officer, DOD	2011	283,250	441,264	97,094	347,639	14,061	1,183,308
Surplus, LLC							
G. Cayce Roy	2013	300,900	243,090	60,361	83,771	10,913	699,035
Executive Vice President	2012	289,327	147,564	112,811	290,079	28,329	868,110
and President, Asset	2011	272,950	521,339	99,414	133,947	70,000	1,097,650
Recovery division							
Leoncio Casusol(5)	2013	271,233	3,254,227	0	180,000	7,996	3,713,456
Chief Information Officer							

(1) Each of the named executive officers contributed a portion of his salary to the Liquidity Services, Inc. 401(k) Profit Sharing and Trust Plan.

(2) The amounts reported in these columns reflect the aggregate grant date fair value of grants of stock options and time-based and performance-based restricted stock awards to each of the named executive officers in the years shown, computed in accordance with U.S. generally accepted accounting principles, disregarding estimates of forfeitures related to service-based vesting conditions. The amounts reported for performance-based option and restricted stock awards were calculated assuming that all applicable performance goals would be achieved. For additional information about these calculations, see the "Grants of Plan-Based Awards for Fiscal 2013" table included in this proxy statement. For additional information about the assumptions used in these calculations, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013. No stock or option awards granted to our named executive officers were forfeited during fiscal 2013, 2012 or 2011.

(3) The amounts in the Non-Equity Incentive Plan Compensation column represent the annual cash incentive bonuses described under the section of this proxy statement entitled "Annual Incentive Compensation." These annual cash bonuses were paid in fiscal 2014 for performance in fiscal 2013.

(4) The payments listed for fiscal 2013 in the "All Other Compensation" column above reflect the following amounts and, unless noted below, are based upon the actual cost expended by the Company:

- For Mr. Angrick, the amount shown includes: $10,014 for 401(k) matching contributions, $832 for short- and long-term disability insurance premium payments and $1,029 for group term life insurance premium payments.
- For Mr. Rallo, the amount shown includes: $10,280 for 401(k) matching contributions, $832 for short- and long-term disability insurance premium payments, and $1,365 for group term life insurance payments.
- For Mr. Burton, the amount shown includes: $5,951 for 401(k) matching contributions, $858 for short- and long-term disability insurance premium payments, $727 for group term life insurance payments, $13,682 in aggregate incremental cost to the Company of providing him with a car and $74 pursuant to fringe benefits.
- For Mr. Roy, the amount shown includes: $9,052 for 401(k) matching contributions, $832 for short- and long-term disability insurance premium payments and $1,029 for group term life insurance premium payments.
- For Mr. Casusol, the amount shown includes: $7,019 for 401(k) matching contributions, $555 for short- and long-term disability insurance premium payments and $422 for group term life insurance premium payments.

(5) Mr. Casusol joined the Company effective February 4, 2013.

Employment Agreements

We have entered into employment agreements with all of our named executive officers that provide for, among other things, the term of employment, compensation and benefits payable during the term of the agreement and certain compensation payable when an executive's employment is terminated under certain conditions.

We also have confidentiality, non-competition and intellectual property agreements with the named executive officers. These agreements typically provide that the employee may not disclose or transfer any of our confidential information to any person, business entity or other organization without authorization from us, and that the employee may not, during his or her employment with us and for 24 months thereafter, hire or solicit any of our employees for employment with another person or entity or in any way interfere with the relationship we have with any of our employees, clients or other business relationships. Further, these agreements also typically provide that the employee may not, during his employment with us and for up to 24 months thereafter, compete with us. These agreements typically also provide that all ideas, designs, works and inventions made by the employee in the course of his or her employment with us are our exclusive property, and that the copyrights of all writings produced by the employee during the course of his or her work for us are the property of our Company.

Summary of Employment Agreement with William P. Angrick, III

We entered into an employment agreement with Mr. Angrick effective as of January 1, 2004. The agreement provides that Mr. Angrick will be employed as our Chairman and Chief Executive Officer and that his employment will continue until terminated by either party pursuant to the terms of the agreement. The agreement provided for an initial annual base salary of $210,000, which may be increased but not decreased. During fiscal 2013, Mr. Angrick received a salary of $600,000, which was approved by the Compensation Committee. Mr. Angrick is also eligible for a target annual incentive bonus under a sliding scale as approved by the Compensation Committee that is equal to up to 100% of his base salary based upon the achievement of our financial budget each year. In addition, he is eligible to receive an additional bonus amount for the completion of projects that increase stockholder value, at the discretion of the Compensation Committee. If Mr. Angrick's employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts. If Mr. Angrick's employment is terminated because of disability, he is entitled to his base salary through the third full calendar month after termination and all other unpaid amounts, provided that his base salary will be reduced by any amounts received under any disability insurance provided by the Company.

The agreement also provides that if his employment with the Company is terminated by us other than for cause, disability or death, or is terminated by Mr. Angrick for good reason, Mr. Angrick is entitled to receive: (1) his base salary through the date of termination and all other unpaid amounts owed under the employment agreement and (2) a lump-sum severance package equal to six months of the sum of his base salary plus an amount equal to six months of his average annual bonus for the previous two fiscal years. All severance payments made by us to Mr. Angrick will be payable within 30 days of notice of termination. Mr. Angrick's employment agreement was amended effective January 9, 2007 to extend the term from December 31, 2006 to December 31, 2009. Mr. Angrick's employment agreement was extended until December 31, 2010, after which date the agreement shall be renewed automatically for a term of one year unless either party terminates the agreement.

Summary of Employment Agreement with James M. Rallo

We entered into an employment agreement with Mr. Rallo effective as of February 21, 2005. The agreement provided for an initial annual base salary of $200,000. During fiscal 2013, Mr. Rallo received a salary of $320,800, which was approved by the Compensation Committee. Mr. Rallo is also eligible for a target annual incentive bonus of up to 60% of his salary and it must be at least $50,000, subject to the achievement of certain deliverables and milestones; for fiscal 2013, the annual bonus target was 60% of his base salary.

If Mr. Rallo's employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts owed under the employment agreement. If Mr. Rallo's employment is terminated because of disability, he is entitled to receive his base salary through the third full calendar month after termination and all other unpaid amounts, provided that his base salary will be reduced by any amounts received under any disability insurance provided by the Company. This agreement also provides that if his employment with our Company is terminated by us other than for cause, disability or death, or because we elect not to extend the term of the agreement, or if his employment is terminated by Mr. Rallo for good reason, Mr. Rallo is entitled to receive: (1) his base salary through the date of termination and all other unpaid amounts; and (2) a lump-sum severance package equal to the sum of twelve months of his base salary plus an amount equal to his average annual bonus for the previous two fiscal years. All severance payments made by us to Mr. Rallo will be payable within 30 days of notice of termination. Mr. Rallo's employment agreement was amended effective February 23, 2012 to extend the term from February 20, 2012 to February 20, 2013, after which date the agreement shall be renewed automatically for a term of one year unless either party terminates the agreement. Pursuant to this amendment, if during the twelve months following a corporate transaction Mr. Rallo is terminated by us other than for cause, death or disability, or because we elect not to extend the term of the agreement, or if his employment is terminated by Mr. Rallo for good reason, Mr. Rallo is entitled to receive: (1) his base salary through the date of termination and all other unpaid amounts; and (2) a lump-sum severance package equal to the sum of twenty-four months of the sum of his base salary plus an amount equal to his average annual bonus for the previous two fiscal years.

Summary of Employment Agreement with Thomas B. Burton

We entered into an employment agreement with Mr. Burton effective as of June 15, 2001, with a one-year term with automatic one year renewals. The agreement provides that Mr. Burton will be employed as President of DOD Surplus, LLC, our subsidiary, and that his employment will continue until terminated by either party pursuant to the terms of the agreement. The agreement provided for an initial annual base salary under the agreement of $175,000. During fiscal 2013, Mr. Burton received a salary of $306,300, which was approved by the Compensation Committee. In addition, Mr. Burton is eligible to receive a bonus upon the attainment of certain performance milestones; for fiscal 2013, the annual bonus target was 80% of his base salary.

If Mr. Burton's employment is terminated as a result of his death, his estate will receive his base salary through the last day of the calendar month of the date of termination and all other unpaid amounts owed under the employment agreement. This agreement also provides that if his employment with our Company is terminated by us other than for cause or Mr. Burton's disability or death, Mr. Burton is entitled to receive: (1) his base salary through the date of termination; and (2) a lump-sum severance package equal to six months of the sum of his base salary plus healthcare benefits. All severance payments made by us to Mr. Burton will be conditioned upon Mr. Burton's execution of a release of all claims against us, our affiliates, officers, directors and employees.

Summary of Employment Agreement with G. Cayce Roy

We entered into an employment agreement with Mr. Roy, effective as of August 25, 2008. The agreement provides that Mr. Roy will be employed as our Executive Vice President and President of the Asset Recovery division and that his employment will continue until August 25, 2012, or until terminated by either party pursuant to the terms of the agreement. We are currently negotiating an extension to this agreement. We plan to extend the term of Mr. Roy's employment for automatically renewable one year terms. The agreement provides for an initial annual base salary of $250,000, which may be increased but not decreased. During fiscal 2013, Mr. Roy received a salary of $300,900, which was approved by the Compensation Committee. Mr. Roy is also eligible for an annual incentive bonus; for fiscal 2013, the annual bonus target was 60% of his base salary, based upon the achievement of certain deliverables or goals agreed upon by Mr. Roy and the Company. The agreement also set forth the terms of an initial hire option award, subject to approval of the Compensation Committee. Mr. Roy was granted an option to purchase 280,000 shares of our common stock, which vested over a four-year period, and an option to purchase 320,000 shares of our common stock, which will vest based on the Retail Supply Chain Group marketplace's achievement of certain financial milestones. The options were granted at a per share exercise price equal to $10.82, which was the fair value of our common stock on the date of grant.

If Mr. Roy's employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts owed under the employment agreement. If Mr. Roy's employment is terminated because of disability, he is entitled to receive his base salary through the third full calendar month after termination and all other unpaid amounts, provided that his base salary will be reduced by any amounts received under any disability insurance provided by the Company. This agreement also provides that if his employment with our Company is terminated by us other than for cause, disability or death, or is terminated by Mr. Roy for good reason, Mr. Roy is entitled to receive: (1) his base salary through the date of termination and all other unpaid amounts; and (2) a lump-sum severance package equal to six months of his base salary plus an amount equal to six months of the average bonus for the previous two fiscal years. All severance payments made by us to Mr. Roy will be payable within 30 days of notice of termination.

Summary of Employment Agreement with Leoncio Casusol

We entered into an employment agreement with Mr. Casusol effective as of February 4, 2013, with a one year initial term that will automatically renew each year for additional one-year terms. The agreement provides that Mr. Casusol will be employed as Chief Information Officer, and that his employment will continue during the term of employment until terminated by either party pursuant to the terms of the agreement. The agreement provided for an initial annual base salary under the agreement of $300,000. During fiscal 2013, Mr. Casusol received a salary of $300,000, prorated for the number of days employed during the year, which was approved by the Compensation Committee. In addition, Mr. Casusol is eligible to receive an annual incentive bonus upon the attainment of certain performance milestones; for fiscal 2013, the annual incentive bonus target was 60% of his base salary.

If Mr. Casusol's employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month following the date of termination and all other unpaid amounts owed under the employment agreement. If Mr. Casusol's employment is terminated as a result of his disability, he will receive his base salary through the third full calendar month following the date of termination and all other unpaid amounts owed under the employment agreement, provided that his base salary will be reduced by any amounts received under any disability insurance provided by the Company. This agreement also provides that if his employment with our Company is terminated by him with good reason or by us other than for cause or Mr. Casusol's disability or death, Mr. Casusol is entitled to receive: (1) his base salary through the date of termination and all other unpaid amounts owed under the employment agreement; and (2) if such a termination occurs prior to February 4, 2014, a lump-sum severance package equal to twelve months of his base salary plus a pro-rated target annual bonus; and if such termination occurs after February 4, 2014, a lump-sum severance package equal to six months of his base salary plus an amount equal to six months of the average annual bonus earned by the executive during the prior two fiscal years. All severance payments made by us to Mr. Casusol will be payable within 30 days of notice of termination.

Grants of Plan-Based Awards for Fiscal 2013

The following table provides additional information about plan-based awards granted to our named executive officers in fiscal 2013. Our named executive officers received up to five types of plan-based awards: annual cash bonuses (referred to as the "Incentive Cash Award"), stock options (referred to as the "2013 Stock Options"), time-based restricted stock awards (referred to as the "2013 Restricted

Stock"), performance-based stock options (referred to as the "2013 Performance Options") and performance-based restricted stock awards (referred to as the "2013 Performance Stock").

Name	Equity Award Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)(8)	Grant Date Fair Value of Stock & Option Awards ($)(9)
		Threshold ($)	Target ($)	Maximum ($)	Target (#)				
William P. Angrick, III									
Incentive Cash Award		240,000	600,000	1,200,000					
2013 Stock Options	11/27/2012						14,695(6)	46.72	192,721
2013 Restricted Stock	11/27/2012					8,477(3)			360,018
2013 Performance Options	11/27/2012				14,695			46.72	240,001
2013 Performance Stock	11/27/2012				8,477				360,018
James M. Rallo									
Incentive Cash Award		76,992	192,480	384,960					
2013 Stock Options	11/16/2012						3,335(6)	38.09	42,151
	7/18/2013						24,871(7)	29.47	239,929
2013 Restricted Stock	11/16/2012					5,003(3)			190,564
	7/18/2013					12,216(4)			360,006
2013 Performance Options	11/16/2012				3,335			38.09	52,492
	7/18/2013				58,031			29.47	697,163
2013 Performance Stock	11/16/2012				5,003				190,564
	7/18/2013				28,503				839,983
Thomas B. Burton									
Incentive Cash Award		98,016	245,040	367,560					
2013 Stock Options	11/16/2012						4,777(6)	38.09	60,376
2013 Restricted Stock	11/16/2012					3,185(3)			121,317
2013 Performance Options	11/16/2012				4,777			38.09	75,188
2013 Performance Stock	11/16/2012				13,185				502,217
G. Cayce Roy									
Incentive Cash Award		72,216	180,540	300,900					
2013 Stock Options	11/16/2012						2,127(6)	38.09	26,883
2013 Restricted Stock	11/16/2012					3,191(3)			121,546
2013 Performance Options	11/16/2012				2,127			38.09	33,478
2013 Performance Stock	11/16/2012				3,191				121,546
Leoncio Casusol									
Incentive Cash Award			180,000						
2013 Restricted Stock	2/4/2013					49,113(5)			1,627,114
2013 Performance Stock	2/4/2013				49,113				1,627,114

(1) Amounts shown represent the threshold, target and maximum awards that could be earned by the named executive officer under our annual incentive bonus plan for fiscal 2013. With respect to Mr. Casusol, only the target amount is shown as his bonus amount was based entirely on the achievement of individual management objectives. Beginning with fiscal year 2014, Mr. Casusol will be subject to a threshold and maximum bonus amount. Actual bonuses paid for fiscal 2013 are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. For a discussion of this plan, see "Executive Compensation—Annual Incentive Compensation."

(2) Amounts shown represent the number of performance-based restricted shares or performance-based stock options that could be earned by the named executive officer if the performance goal described under "Executive Compensation—Long-Term Incentive Compensation" is achieved in full. The performance-based restricted shares and performance-based stock options reported in this column were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan.

(3) The time-based restricted stock was granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, with 25% vesting on October 1, 2013 and 25% vesting on each of the first three anniversaries of October 1, 2013.

(4) The time-based restricted stock was granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, with 25% vesting on July 1, 2014 and 25% vesting on each of the first three anniversaries of July 1, 2014.

(5) The time-based restricted stock was granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, with 25% vesting on January 1, 2014 and 25% vesting on each of the first three anniversaries of January 1, 2014.

(6) The time-based stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, with 25% vesting on October 1, 2013 and 2.083% vesting each month thereafter for 36 months.

(7) The time-based stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, with 25% vesting on July 18, 2014 and 2.083% vesting each month thereafter for 36 months. The options have a term of 10 years.

(8) The stock options have an exercise price equal to the closing price of our common stock on the grant date, except that the stock options granted to Mr. Angrick have an exercise price equal to 110% of the closing price of our common stock on the grant date.

(9) The amounts reported in this column for awards represent the full grant date fair value of the awards calculated in accordance with U.S. generally accepted accounting principles. The value of the time-based and performance-based restricted stock as of the grant date is calculated by multiplying the closing price of our common shares on the grant date times the number of restricted shares awarded. For performance-based restricted stock, this value is calculated assuming the maximum performance levels are attained. The value of the option awards as of the grant date is calculated by multiplying the Black-Scholes value by the number of options awarded, in accordance with U.S. generally accepted accounting principles. For performance-based stock options, this value is calculated assuming the maximum performance levels are attained. For additional information about the assumptions used in these calculations, see Note 2 to the audited consolidated financial statements of the Company included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

The following is a description of material factors necessary to understand the information regarding the awards reflected in the "Grants of Plan-Based Awards for Fiscal 2013" table.

For information regarding the incentive compensation plan, please see "Annual Incentive Compensation" above. Awards under this plan are paid in cash.

Stock option awards granted in fiscal 2013 were granted under our 2006 Omnibus Long-Term Incentive Plan. The 2006 plan provides that the option price of each option shall be at least the fair market value on the grant date of a share of our common stock; provided, however, that if the grantee is a 10% stockholder, the option price of an option granted to such person will be at least 110% of the fair market value on the grant date. Under the plan, the fair market value of a share of common stock is generally the closing price of our common stock on the grant date.

The option awards reflected in the "Grants of Plan-Based Awards for Fiscal 2013" table under "2013 Stock Options" and "2013 Performance Options" are qualified and non-qualified stock options to purchase shares of our common stock which were approved by the Compensation Committee and granted to the named executive officers as a part of our 2013 annual grant of long-term incentive awards, a special equity grant made to Mr. Rallo in July 2013 and a new hire grant made to Mr. Casusol, all as described above under "Executive Compensation—Long-Term Incentive Compensation." The options may vest earlier than as set forth in the footnotes above upon a change of control of the Company if the options are not assumed or substituted by the surviving corporation. Unvested options will also vest if the executive is involuntarily terminated by the Company within one year following a change of control. The option term may not exceed 10 years and may be shortened in the event of death, disability or termination of service.

The stock awards reflected in the "Grants of Plan-Based Awards for Fiscal 2013" table under "2013 Restricted Stock" and "2013 Performance Stock" are time-based and performance-based restricted stock awards, respectively, which were approved by the Compensation Committee and granted to the named executive officers as a part of our 2013 annual grant of long-term incentive awards, a special equity grant made to Mr. Rallo in July 2013 and a new hire grant made to Mr. Casusol, all as described above under "Executive Compensation—Long-Term Incentive Compensation." The restricted shares can accrue dividend equivalents that would be payable upon the lapse of the restrictions applicable to such shares. The restricted stock may vest earlier upon a change of control of the Company if the awards are not assumed, continued or substituted by the surviving corporation.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table provides information on the current holdings of stock options of each named executive officer at September 30, 2013.

		Option Awards				
Name	Grant Date	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)(1)	Option Expiration Date
William P. Angrick, III	12/1/09(2)	2,283	2,285		9.96	10/1/2019
	11/30/10(3)	617	8,024		17.02	10/1/2020
	12/02/11(4)	15,399	16,740		37.72	10/1/2021
	11/27/12(5)	—	14,695		46.72	10/1/2022
	11/27/12(6)			14,695	46.72	10/1/2022
James M. Rallo	12/29/08(7)	—	2,338		7.48	10/1/2018
	11/30/10(3)	—	6,678		15.47	10/1/2020
	11/22/11(4)	5,921	6,437		31.37	10/1/2021
	11/16/12(5)	—	3,335		38.09	10/1/2022
	11/16/12(6)			3,335	38.09	10/1/2022
	7/18/13(8)	—	24,871		29.47	7/18/2023
	7/18/13(6)			58,031	29.47	7/18/2023
Thomas B. Burton	12/4/07(9)	17,999	—		10.93	10/1/2017
	12/29/08(7)	41,999	2,004		7.48	10/1/2018
	11/30/10(3)	9,155	3,401		15.47	10/1/2020
	11/22/11(4)	5,654	6,147		31.37	10/1/2021
	11/16/12(5)	—	4,777		38.09	10/1/2022
	11/16/12(6)			4,777	38.09	10/1/2022
G. Cayce Roy	7/30/08(10)	32,611	—		10.82	7/30/2018
	7/30/08(6)	195,920	94,080		10.82	7/30/2018
	12/1/09(2)	2,828	615		9.05	10/1/2019
	11/30/10(3)	4,374	3,482		15.47	10/1/2020
	11/22/11(4)	3,740	4,066		31.37	10/1/2021
	11/16/12(5)	—	2,127		38.09	10/1/2022
	11/16/12(6)			2,127	38.09	10/1/2022
Leoncio Casusol						

(1) The closing price of our common stock on the grant date is the exercise price for stock options, except stock options granted to Mr. Angrick. The exercise price for Mr. Angrick's outstanding stock options is 110% of the closing price of our common stock on the grant date.

(2) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and vest over a four-year period and vested 25% on October 1, 2010 and 2.083% per month vesting thereafter for the following 36 months.

(3) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and vest over a four-year period and vested 25% on October 1, 2011 and 2.083% per month vesting thereafter for the following 36 months.

(4) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and vested 25% on October 1, 2012 and 2.083% per month vesting thereafter for the following 36 months.

(5) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, with 25% vesting on October 1, 2013 and 2.083% per month vesting thereafter for the following 36 months.

(6) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and vest based on the achievement of certain financial milestones. These awards will vest in installments at the end of each fiscal year as and when we achieve certain pre-established goals related to compound annual growth rate.

(7) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and vest over a five-year period, with 20% vesting on October 1, 2009 and 1.67% per month vesting thereafter for the following 48 months.

(8) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and vest over a four-year period, with 25% vesting on July 18, 2014 and 2.083% per month vesting thereafter for the following 36 months.

(9) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and became fully vested on October 1, 2011.

(10) These stock options were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan and became fully vested on August 25, 2012.

The following table provides information on the current holdings of stock awards of each named executive officer at September 30, 2013.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested(#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
William P. Angrick, III	12/1/09	8,778	294,063		
	11/30/10	21,888	733,248		
	11/30/10			11,053	370,276
	12/2/11	13,288	445,148		
	11/27/12	8,477	283,980		
	11/27/12			8,477	283,980
James M. Rallo	11/30/10	8,343	279,491		
	11/30/10			5,527	185,155
	11/22/11	5,585	187,098		
	11/16/12	5,003	167,601		
	11/16/12			5,003	167,601
	7/18/13	12,216	409,236		
	7/18/13			28,503	954,851
Thomas B. Burton	11/30/10	4,429	142,342		
	11/30/10			11,053	370,276
	11/22/11	5,334	178,689		
	11/16/12	3,185	106,698		
	11/16/12			13,185	441,698
G. Cayce Roy	12/1/09	2,356	78,926		
	11/30/10	4,350	145,725		
	11/30/10			13,816	462,836
	11/22/11	3,528	118,188		
	11/16/12	3,191	106,899		
	11/16/12			3,191	106,899
Leoncio Casusol	2/4/13	49,113	1,645,286		
	2/4/13			49,113	1,645,286

(1) These amounts refer to time-based restricted stock awards that were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, which vest over a four-year period, with 25% vesting on the first day of the next fiscal year following the fiscal year of grant and 25% on each of the first three anniversaries of such date.

(2) These amounts refer to performance-based restricted stock awards that were granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, which vest, if at all, based on the Company's achievement of certain financial performance goals. These awards will vest in installments at the end of each fiscal year as and when we achieve certain pre-established goals related to CAGR.

Option Exercises and Stock Vested During Fiscal 2013

The following table shows the stock options that were exercised, and the restrictions on restricted stock that lapsed, during fiscal 2013 for each of our named executive officers. The values shown below are before payment of any applicable withholding tax and/or broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized upon Exercise ($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting ($)(2)
William P. Angrick, III	33,571	637,474	26,206	754,938
James M. Rallo	34,160	895,128	7,059	172,918
Thomas B. Burton	—	—	5,957	122,260
G. Cayce Roy	36,912	836,552	8,275	210,402
Leoncio Casusol	—	—	—	—

(1) The value realized on exercise is calculated as the difference between (A) either (i) the actual sales price of the shares underlying the options exercised if the shares were immediately sold upon exercise or (ii) the closing price of the shares underlying options exercised if the shares were not immediately sold after exercise and (B) the applicable exercise price of the options.

(2) The value realized on vesting is calculated by multiplying (A) the closing price of a common share on the vesting date and (B) the number of shares acquired on vesting before withholding taxes.

Potential Payments upon Termination of Employment and Change of Control

Payments upon Termination of Employment

We have entered into employment agreements with each of our named executive officers that provide compensation upon certain triggering events that result in termination of employment. These agreements are described under "Employment Agreements" above. The table below quantifies the compensation that would have become payable under existing plans and arrangements if each named executive officer's employment had terminated on September 30, 2013 upon certain triggering events. These amounts are estimates only, as the actual obligation can only be determined at the time of a named executive officer's separation from our Company. The amounts described below are in addition to benefits that are generally available to our employees such as distributions under our 401(k) plan, life insurance, disability benefits and accrued vacation.

Unvested stock options and restricted stock granted under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan do not accelerate upon death, disability or retirement. Unvested options also do not accelerate upon termination of employment by the Company with or without cause or by the executive for "good reason" unless such termination occurs within one year following a "corporate transaction" as further described below. Unvested restricted stock also does not accelerate upon termination of employment by the Company with or without cause or by the executive for "good reason." All values were computed as of September 30, 2013 based on the closing price of our common stock on the last trading day of the 2013 fiscal year ($33.50).

	Type of Termination					
Name	**Death**	**Disability**	**By Company with Cause or By the Executive without Good Reason**	**By Company without Cause or By the Executive with Good Reason**	**By Company without Cause or By the Executive with Good Reason following a Corporate Transaction**	**Retirement**
William P. Angrick, III						
Salary	$100,000(1)	$200,000(2)	$—	$300,000		$—
Bonus	—	—	—	416,522		—
Option Awards	—	—	—	—		—
Stock Awards	—	—	—	—		—
TOTAL	**100,000**	**200,000**	**—**	**716,522**		**—**
James M. Rallo						
Salary	53,467(1)	106,933(2)	—	320,800	641,600	—
Bonus	—	—	—	344,586	689,172	—
Option Awards	—	—	—	—		—
Stock Awards	—	—	—	—		—
TOTAL	**53,467**	**106,933**	**—**	**665,386**	**1,330,772**	**—**
Thomas B. Burton						
Salary	25,525(3)	—	—	153,150(4)		—
Bonus	—	—	—	—		—
Health Benefits	—	—	—	6,019(4)		—
Option Awards	—	—	—	—		—
Stock Awards	—	—	—	—		—
TOTAL	**25,525**	**—**	**—**	**159,169**		**—**
G. Cayce Roy						
Salary	50,150(1)	100,300(2)	—	150,450		—
Bonus	—	—	—	106,007		—
Option Awards	—	—	—	—		—
Stock Awards	—	—	—	—		—
TOTAL	**50,150**	**100,300**	**—**	**256,457**		**—**
Leoncio Casusol						
Salary	50,000(1)	100,000(2)	—	300,000		—
Bonus	—	—	—	117,370		—
Option Awards	—	—	—	—		—
Stock Awards	—	—	—	—		—
TOTAL	**50,000**	**100,000**	**—**	**417,370**		**—**

(1) Upon termination of employment as a result of death, the named executive officer is entitled to continued salary through the next full month following the date of termination. The amount shown in this column is the maximum payment that will be paid and represents two months' base salary.

(2) Upon termination of employment as a result of disability, the named executive officer is entitled to continued salary through the third full month following the date of termination. The amount shown in this column is the maximum payment that will be paid and represents four months' base salary. This amount may be reduced by the amount of any disability benefit payments from insurance provided by the Company.

(3) Upon termination of employment as a result of death, the named executive officer is entitled to continued salary through the month in which the date of termination occurs. The amount shown in this column is the maximum payment that will be paid and represents one month's base salary.

(4) Mr. Burton is entitled to these benefits only if his employment is terminated by the Company without cause.

Change of Control Arrangements

Employment Agreements. Other than with respect to Mr. Rallo, we do not provide change of control benefits to our named executive officers under their respective employment agreements.

Stock Options. Our named executive officers hold unvested stock options under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan. This plan contains provisions regarding the treatment of any unvested stock options in connection with a change of control of the Company.

Under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, in the event of a "corporate transaction" either (1) all of the options will vest in full and become exercisable for fifteen days prior to the scheduled consummation of the change of control, or (2) the Board may elect, in its sole discretion, to cancel any outstanding awards of options and pay to the holder an amount in cash or securities equal to the number of options multiplied by the amount the fixed price paid to stockholders exceeds the option price. Under the plan, a "corporate transaction" generally means (1) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (2) the sale of substantially all of the assets of the Company or (3) any transaction which results in any person or entity (other than persons who are stockholders or affiliates of the Company at the time the plan was approved by the Company's stockholders) owning 50% or more of the combined voting power of all of the classes of stock of the Company. If the options are assumed or continued by the surviving company, or the surviving company substitutes the options with a substantially equivalent option, then no such acceleration of vesting or cancellation of options shall occur.

Unvested options will also vest if the named executive officer's service with the Company is involuntarily terminated within one year following a "corporate transaction." For this purpose, an involuntary termination means a termination of service with the Company without cause or a voluntary resignation of the named executive officer following a material adverse change in the executive's title or responsibilities, a material reduction in base salary, or receipt of a notice that the executive's principal workplace will be relocated more than 50 miles.

The table below shows our estimates of the amount of the benefit each of our named executive officers would have received if the unvested options held by them as of September 30, 2013 had become fully vested as a result of a change of control or an involuntary termination within one year following a change in control.

Name	Number of Unvested Options at September 30, 2013 (#)	Estimated Benefit ($)(1)
William P. Angrick, III	56,439	186,048
James M. Rallo	105,025	529,045
Thomas B. Burton	21,106	126,557
G. Cayce Roy	106,497	2,220,212
Leoncio Casusol	—	—

(1) For vesting of unvested stock options, the values are based on the number of options that would have vested on the last business day of fiscal 2013, multiplied by the difference between the closing price of our common stock on the last trading day of the 2013 fiscal year ($33.50) and the exercise price of the unvested option. If the exercise price of any unvested option was greater than the closing price of our common stock on the last trading day of fiscal 2013, no value was attributed to the acceleration of these unvested options.

Restricted Stock. Certain of our named executive officers hold unvested restricted stock awards under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan. This plan contains provisions regarding the treatment of any unvested restricted stock awards in connection with a change of control of the Company.

Under the Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan, in the event of a "corporate transaction" all of the restricted stock awards will vest in full and the shares of common stock subject to such awards will be delivered immediately prior to the scheduled consummation of the change of control. If the restricted stock awards are assumed or continued by the surviving company, or the surviving company substitutes the restricted stock awards with a substantially equivalent restricted stock award, then no such acceleration of vesting of restricted stock awards shall occur.

The table below shows our estimates of the amount of the benefit each of our named executive officers would have received if the unvested restricted stock awards held by them as of September 30, 2013 had become fully vested as a result of a change of control.

Name	Number of Unvested Restricted Shares at September 30, 2013 (#)	Estimated Benefit ($)(1)
William P. Angrick, III	71,961	2,410,694
James M. Rallo	70,180	2,351,030
Thomas B. Burton	37,006	1,239,701
G. Cayce Roy	30,432	1,019,472
Leoncio Casusol	98,226	3,290,571

(1) For vesting of unvested restricted shares, the values are based on the number of restricted shares that would have vested on the last business day of fiscal 2013, multiplied by the closing price of our common stock on the last trading day of the 2013 fiscal year ($33.50).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of our Board of Directors has reviewed and discussed the Compensation Discussion and Analysis contained within this proxy statement with management and, based on such review and discussions, our Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

Compensation Committee

Patrick W. Gross, Chair
Phillip A. Clough
David A. Perdue, Jr.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee in fiscal 2013 were Messrs. Gross, Clough, Kramer (until his resignation in August 2013), and Perdue. No member of the Compensation Committee has been an officer or employee of Liquidity Services or any of our subsidiaries at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our Board or our Compensation Committee.

EQUITY COMPENSATION PLAN INFORMATION

Shares of our common stock are authorized for issuance to directors, employees and consultants under our 2006 Omnibus Long-Term Incentive Plan. We have also issued shares under our 2005 Stock Option and Incentive Plan in the past. We will not make any further awards under the 2005 plan. Both of these plans have been approved by our stockholders. The following table provides information as of September 30, 2013 about outstanding options and shares reserved for issuance under these plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,592,406(1)	16.46(2)	1,819,050(3)
Equity compensation plans not approved by security holders	0	0	0
Total	1,592,406	16.46	1,819,050

(1) Includes 1,543,869 unvested shares of restricted stock outstanding as of September 30, 2013 that were issued pursuant to awards granted under the Company's 2006 Omnibus Long-Term Incentive Plan (the "2006 Plan").

(2) Only outstanding option awards were used in computing the average exercise price of outstanding options.

(3) Shares available for future awards under the 2006 Plan may be granted as stock option awards or restricted stock awards.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF STOCKHOLDERS

Under Securities Exchange Act Rule 14a-8, if a stockholder would like us to include a proposal in our proxy statement and form of proxy for presentation at our 2015 Annual Meeting of Stockholders, the proposal must comply with Rule 14a-8 and must be received by us at our principal executive offices at 1920 L Street, NW, 6th Floor, Washington, DC 20036, to the attention of the Corporate Secretary, no later than September 29, 2014.

In addition, our bylaws contain certain procedures that a stockholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Stockholders, other than non-binding proposals presented under Securities Exchange Act Rule 14a-8. These procedures provide that for nominations or other business to be properly brought before an annual meeting by a stockholder:

- the stockholder must have given timely notice thereof in writing to our Corporate Secretary;
- such business must be a proper matter for stockholder action under the General Corporation Law of the State of Delaware;
- if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided us with a Solicitation Notice, as that term is defined below, such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of our voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of our voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice; and
- if no Solicitation Notice has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice.

To be timely, a stockholder's notice must be delivered to our Corporate Secretary at our principal executive offices not less than 90 or more than 120 days prior to the first anniversary of the date of the preceding year's Annual Meeting of Stockholders. Therefore, in order to be considered timely with respect to the 2015 Annual Meeting of Stockholders, it must be received no earlier than October 30, 2013 and no later than November 29, 2013.

If, however, the date of the Annual Meeting is advanced more than 30 days prior to or delayed by more than 70 days after the anniversary of the preceding year's Annual Meeting, notice by the stockholder must be delivered no earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business on the later of:

- the 90th day prior to such Annual Meeting, or
- the 10th day following the day on which public announcement of the date of such meeting is first made.

In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period or extend any time period for the giving of a stockholder's notice as described above.

In addition, notwithstanding the above timelines, in the event that the number of directors to be elected to the Board of Directors is increased and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the date of the preceding year's Annual Meeting of Stockholders, a stockholder's notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Corporate Secretary at our principal executive offices not later than the close of business on the 10th day following the day on which we first made such public announcement.

Such notice shall set forth the following information:

- as to each person who the stockholder proposes to nominate for election or reelection as a director, all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act, and such person's written consent to being named in the proxy statement as nominee and to serve as director if elected;
- as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;
- as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:
  - the name and address of such stockholder, as they appear on our books, and of such beneficial owner;
  - the class and number of shares of our stock that are owned beneficially and of record by such stockholder and such beneficial owner; and
  - a representation that either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of our voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of our voting shares to elect such nominee or nominees (an affirmative statement of such intent is referred to as a "Solicitation Notice").

If any proposed nomination or business is not in compliance with the foregoing procedures, the chairman of the meeting has the power to declare that any defectively proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

Stockholders must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder. These procedures do not affect any rights of stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ANNUAL REPORT

Our Annual Report to stockholders on Form 10-K for the fiscal year ended September 30, 2013 is included with these proxy solicitation materials. **A copy of our Annual Report, including the financial statements and the financial statement schedules included therein, is also available without charge by visiting our website, *www.liquidityservicesinc.com*, or upon written request to us at Liquidity Services, Inc., 1920 L Street, NW, 6th Floor, Washington, DC 20036, Attn: Corporate Secretary. The Company's copying costs will be charged if copies of exhibits to the Annual Report are requested.**

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APPENDIX A—

2006 Omnibus Long-Term Incentive Plan

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TABLE OF CONTENTS

LIQUIDITY SERVICES, INC.

2006 OMNIBUS LONG-TERM INCENTIVE PLAN

Liquidity Services, Inc., a Delaware corporation (the "Company"), sets forth herein the terms of its 2006 Omnibus Long-Term Incentive Plan (the "Plan"), as follows:

1. PURPOSE

The Plan is intended to enhance the Company's and its Affiliates' (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights and cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 "**Affiliate**" means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary.

2.2 "**Annual Incentive Award**" means an Award made subject to attainment of performance goals (as described in **Section 14**) over a performance period of up to one year (the Company's fiscal year, unless otherwise specified by the Committee).

2.3 "**Award**" means a grant of an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Stock Unit, Dividend Equivalent Rights, or cash award under the Plan.

2.4 "**Award Agreement**" means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.5 "**Benefit Arrangement**" shall have the meaning set forth in **Section 15** hereof.

2.6 "**Board**" means the Board of Directors of the Company.

2.7 "**Cause**" means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense (other than minor traffic offenses); or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.8 "**Code**" means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.9 "**Committee**" means the Compensation Committee of the Board.

2.10 "**Company**" means Liquidity Services, Inc.

2.11 "**Corporate Transaction**" means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or Affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2.12 "**Covered Employee**" means a Grantee who is a covered employee within the meaning of Section 162(m)(3) of the Code.

2.13 "**Disability**" means the Grantee is unable to perform each of the essential duties of such Grantee's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; *provided*, *however*, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee's Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.14 "**Dividend Equivalent Right**" means a right, granted to a Grantee under **Section 13** hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.15 "**Effective Date**" means the date of closing of the Company's initial public offering.

2.16 "**Exchange Act**" means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.17 "**Fair Market Value**" means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The Nasdaq Stock Market, Inc. or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board in good faith.

2.18 "**Family Member**" means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

2.19 "**Grant Date**" means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under **Section 6** hereof, or (iii) such other date as may be specified by the Board.

2.20 "**Grantee**" means a person who receives or holds an Award under the Plan.

2.21 "**Incentive Stock Option**" means an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.22 "**Non-qualified Stock Option**" means an Option that is not an Incentive Stock Option.

2.23 "**Option**" means an option to purchase one or more shares of Stock pursuant to the Plan.

2.24 "**Option Price**" means the exercise price for each share of Stock subject to an Option.

2.25 "**Other Agreement**" shall have the meaning set forth in **Section 15** hereof.

2.26 "**Outside Director**" means a member of the Board who is not an officer or employee of the Company.

2.27 "**Performance Award**" means an Award made subject to the attainment of performance goals (as described in **Section 14**) over a performance period of up to ten (10) years.

2.28 "**Plan**" means this Liquidity Services, Inc. 2006 Omnibus Long-Term Incentive Plan.

2.29 "**Purchase Price**" means the purchase price for each share of Stock pursuant to a grant of Restricted Stock or Unrestricted Stock.

2.30 "**Reporting Person**" means a person who is required to file reports under Section 16(a) of the Exchange Act.

2.31 "**Restricted Stock**" means shares of Stock, awarded to a Grantee pursuant to **Section 10** hereof.

2.32 "**SAR Exercise Price**" means the per share exercise price of a SAR granted to a Grantee under **Section 9** hereof.

2.33 "**Securities Act**" means the Securities Act of 1933, as now in effect or as hereafter amended.

2.34 "**Service**" means service as a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.35 "**Service Provider**" means an employee, officer or director of the Company or an Affiliate, or a consultant or adviser currently providing services to the Company or an Affiliate.

2.36 "**Stock**" means the common stock, par value $.001 per share, of the Company.

2.37 "**Stock Appreciation Right**" or "**SAR**" means a right granted to a Grantee under **Section 9** hereof.

2.38 "**Stock Unit**" means a bookkeeping entry representing the equivalent of one share of Stock awarded to a Grantee pursuant to **Section 10** hereof.

2.39 "**Subsidiary**" means any "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

2.40 "**Substitute Awards**" means Awards granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

2.41 "**Termination Date**" means the date upon which an Option shall terminate or expire, as set forth in **Section 8.3** hereof.

2.42 "**Ten Percent Stockholder**" means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

2.43 "**Unrestricted Stock**" means an Award pursuant to **Section 11** hereof.

3. ADMINISTRATION OF THE PLAN

3.1 Board

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company's certificate of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company's certificate of incorporation and by-laws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2 Committee.

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in **Section 3.1** above and other applicable provisions, as the Board shall determine, consistent with the certificate of incorporation and by-laws of the Company and applicable law.

The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other Service Providers who are not officers or directors of the Company, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards. In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3 Terms of Awards.

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i) designate Grantees,

(ii) determine the type or types of Awards to be made to a Grantee,

(iii) determine the number of shares of Stock to be subject to an Award,

(iv) establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(v) prescribe the form of each Award Agreement evidencing an Award, and

(vi) amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. Notwithstanding the foregoing, no amendment, modification or supplement of any Award shall, without the consent of the Grantee, impair the Grantee's rights under such Award and no amendment or modification to an Award that would treated as a repricing under the rules of the stock exchange or market on which the Stock is listed or quoted shall be made without approval of the Company's stockholders.

The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause as defined in the applicable Award Agreement or the Plan, as applicable. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

Notwithstanding the foregoing, no amendment or modification may be made to an outstanding Option or SAR which reduces the Option Price or SAR Exercise Price, either by lowering the Option Price or SAR Exercise Price or by canceling the outstanding Option or SAR and granting a replacement Option or SAR with a lower exercise price without the approval of the stockholders of the Company, provided, that, appropriate adjustments may be made to outstanding Options and SARs pursuant to **Section 17**.

3.4 Deferral Arrangement.

The Board may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock equivalents, restricting deferrals to comply with hardship distribution rules affecting 401(k) plans. Any such deferrals shall be made in a manner that complies with Code Section 409A.

3.5 No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.6 Share Issuance

Notwithstanding any provision of this Plan to the contrary, the issuance of the Stock under the Plan may be evidenced in such a manner as the Board, in its discretion, deems appropriate, including, without limitation, book-entry registration or issuance of one or more Stock certificates.

4. STOCK SUBJECT TO THE PLAN

Subject to adjustment as provided in **Section 17** hereof, the number of shares of Stock available for issuance under the Plan shall be ten million (10,000,000). Notwithstanding the preceding sentence and also subject to adjustment as provided in **Section 17** hereof, the aggregate number of shares of Stock which cumulatively may be available for issuance pursuant to Awards other than Awards of Options or SARs shall not exceed three million five hundred thousand (3,500,000) and the number of shares that may be issued as Incentive Stock Options shall not exceed ten million (10,000,000). Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. If any shares covered by an Award are not purchased or are forfeited, or if an Award otherwise terminates without delivery of any Stock subject thereto, then the number of shares of Stock counted against the aggregate number of shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan.

The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of shares of Stock reserved pursuant to **Section 4** may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of shares of Stock subject to Awards before and after the substitution.

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1 Effective Date.

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company's stockholders within one year of the Effective Date. Upon approval of the Plan by the stockholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders fail to approve the Plan within one year of the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2 Term.

The Plan shall terminate automatically ten (10) years after its adoption by the Board and may be terminated on any earlier date as provided in **Section 5.3**.

5.3 Amendment and Termination of the Plan

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made. An amendment shall be contingent on approval of the Company's stockholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange or market listing requirements. No Awards shall be made after termination of the Plan. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, impair rights or obligations under any Award theretofore awarded under the Plan.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1 Service Providers and Other Persons

Subject to this **Section 6**, Awards may be made under the Plan to: (i) any Service Provider to the Company or of any Affiliate, including any Service Provider who is an officer or director of the Company, or of any Affiliate, as the Board shall determine and designate from time to time, (ii) any Outside Director, and (iii) any other individual whose participation in the Plan is determined to be in the best interests of the Company by the Board.

6.2 Successive Awards and Substitute Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein. Notwithstanding **Sections 8.1** and **9.1**, the Option Price of an Option or the grant price of a SAR that is a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the original date of grant provided that the Option Price or grant price in determined in accordance with the principles of Code Section 424 and the regulations thereunder.

6.3 Limitation on Shares of Stock Subject to Awards and Cash Awards.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act:

(i) the maximum number of shares of Stock subject to Options or SARs that can be awarded under the Plan to any person eligible for an Award under **Section 6** hereof is one million (1,000,000) per calendar year;

(ii) the maximum number of shares that can be awarded under the Plan, other than pursuant to an Option or SARs, to any person eligible for an Award under **Section 6** hereof is seven hundred thousand (700,000) per calendar year; and

(iii) the maximum amount that may be earned as an Annual Incentive Award or other cash Award in any calendar year by any one Grantee shall be $3,000,000 and the maximum amount that may be earned as a Performance Award or other cash Award in respect of a performance period by any one Grantee shall be $5,000,000.

The preceding limitations in this **Section 6.3** are subject to adjustment as provided in **Section 17** hereof.

7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1 Option Price

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. The Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock; *provided, however,* that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive

Stock Option shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

8.2 Vesting.

Subject to **Sections 8.3** and **17.3** hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this **Section 8.2**, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number. No Option shall be exercisable in whole or in part prior to the date the Plan is approved by the Stockholders of the Company as provided in **Section 5.1** hereof.

8.3 Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option (the "Termination Date"); *provided, however*, that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.

8.4 Termination of Service.

Each Award Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Option following termination of the Grantee's Service. Such provisions shall be determined in the sole discretion of the Board, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.5 Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the stockholders of the Company as provided herein or after the occurrence of an event referred to in **Section 17** hereof which results in termination of the Option.

8.6 Method of Exercise.

An Option that is exercisable may be exercised by the Grantee's delivery to the Company of written notice of exercise on any business day, at the Company's principal office, on the form specified by the Company. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable Award Agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise.

8.7 Rights of Holders of Options

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in **Section 17** hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.8 Delivery of Stock Certificates.

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

8.9 Transferability of Options

Except as provided in **Section 8.10**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an Option. Except as provided in **Section 8.10**, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8.10 Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this **Section 8.10**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 8.10**, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this **Section 8.10** or by will or the laws of descent and distribution. The events of termination of Service of **Section 8.4** hereof shall continue to be applied with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in **Section 8.4**.

8.11 Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1 Right to Payment and Grant Price.

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Board. The Award Agreement for a SAR shall specify the grant price of the SAR, which shall be at least the Fair Market Value of a share of Stock on the date of grant. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award; provided that a SAR that is granted subsequent to the Grant Date of a related Option must have a SAR Price that is no less than the Fair Market Value of one share of Stock on the SAR Grant Date.

9.2 Other Terms.

The Board shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not a SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR.

10. TERMS AND CONDITIONS OF RESTRICTED STOCK AND STOCK UNITS

10.1 Grant of Restricted Stock or Stock Units.

Awards of Restricted Stock or Stock Units may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

10.2 Restrictions.

At the time a grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Board may, in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units in accordance with **Section 14.1** and **14.2**. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

10.3 Restricted Stock Certificates.

The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, *provided, however*, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

10.4 Rights of Holders of Restricted Stock.

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

10.5 Rights of Holders of Stock Units.

10.5.1 Voting and Dividend Rights.

Holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid.

10.5.2 Creditor's Rights.

A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.6 Termination of Service.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee's Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units.

10.7 Purchase of Restricted Stock.

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock. The Purchase Price shall be payable in a form described in **Section 12** or, in the discretion of the Board, in consideration for past Services rendered to the Company or an Affiliate.

10.8 Delivery of Stock.

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock or Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as the case may be. Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock represented by the Stock Unit has been delivered.

11. TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS

The Board may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Board) an Unrestricted Stock Award to any Grantee pursuant to which such Grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past Services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such Grantee.

12. FORM OF PAYMENT FOR OPTIONS AND RESTRICTED STOCK

12.1 General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company.

12.2 Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shares, if acquired from the Company and if so required by the Company, shall have been held for at least six months at the time of tender and which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise or surrender.

12.3 Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent permitted by law and to the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option may be made all or in part by delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the Option Price and any withholding taxes described in **Section 18.3**.

12.4 Other Forms of Payment.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock may be made in any other form that is consistent with applicable laws, regulations and rules.

13. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

13.1 Dividend Equivalent Rights.

A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any Grantee. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award.

13.2 Termination of Service.

Except as may otherwise be provided by the Board either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

14. TERMS AND CONDITIONS OF PERFORMANCE AND ANNUAL INCENTIVE AWARDS

14.1 Performance Conditions

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under **Sections 14.2** hereof in the case of a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

14.2 Performance or Annual Incentive Awards Granted to Designated Covered Employees

If and to the extent that the Committee determines that a Performance or Annual Incentive Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance or Annual Incentive Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this **Section 14.2.**

14.2.1 Performance Goals Generally.

The performance goals for such Performance or Annual Incentive Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this **Section 14.2**. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance or Annual Incentive Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance or Annual Incentive Awards. Performance goals may differ for Performance or Annual Incentive Awards granted to any one Grantee or to different Grantees.

14.2.2 Business Criteria.

One or more of the following business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance or Annual Incentive Awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital; (14) ratio of debt to stockholders' equity; (15) revenue; and (16) gross merchandise value. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

14.2.3 Timing For Establishing Performance Goals.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance or Annual Incentive Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

14.2.4 Settlement of Performance or Annual Incentive Awards; Other Terms.

Settlement of such Performance or Annual Incentive Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance or Annual Incentive Awards. The Committee shall specify the circumstances in which such Performance or Annual Incentive Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a performance period or settlement of Performance Awards.

14.3 Written Determinations.

All determinations by the Committee as to the establishment of performance goals, the amount of any potential Performance Awards and as to the achievement of performance goals relating to Performance Awards, and the amount of any potential individual Annual Incentive Awards and the amount of final Annual Incentive Awards, shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). To the extent permitted by Section 162(m), the Committee may delegate any responsibility relating to such Performance Awards or Annual Incentive Awards.

14.4 Status of Section 14.2 Awards Under Code Section 162(m)

It is the intent of the Company that Performance Awards and Annual Incentive Awards under **Section 14.2** hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of **Section 14.2**, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards or an Annual Incentive Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Awards or Annual Incentive Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

15. PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Grantee with the Company or any Affiliate, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this paragraph (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Grantee (including groups or classes of Grantees or beneficiaries of which the Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Grantee (a "Benefit Arrangement"), if the Grantee is a "disqualified individual," as defined in Section 280G(c) of the Code, any Option, Restricted Stock or Stock Unit held by that Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Grantee under this Plan to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code as then in effect (a "Parachute Payment") *and* (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Grantee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Grantee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Grantee under any Other Agreement or any Benefit Arrangement would cause the Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Grantee as described in clause (ii) of the preceding sentence, then the Grantee shall have the right, in the Grantee's sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Grantee under this Plan be deemed to be a Parachute Payment.

16. REQUIREMENTS OF LAW

16.1 General.

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Specifically, in connection with the Securities Act, upon the exercise of any Option or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable until the shares of Stock covered by such Option are registered or are exempt from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

16.2 Rule 16b-3.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

17. EFFECT OF CHANGES IN CAPITALIZATION

17.1 Changes in Stock.

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Options and other Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option Price or SAR Exercise Price payable with respect to shares that are subject to the unexercised portion of an outstanding Option or SAR, as applicable, but shall include a corresponding proportionate adjustment in the Option Price or SAR Exercise Price per share. The conversion of any convertible securities of the Company shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company's stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of the Company) without receipt of consideration by the Company, the Company may, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options and Stock Appreciation Rights to reflect such distribution.

17.2 Reorganization in Which the Company Is the Surviving Entity Which does not Constitute a Corporate Transaction.

Subject to **Section 17.3** hereof, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Corporate Transaction, any Option or SAR theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option or SAR would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price or SAR Exercise Price per share so that the aggregate Option Price or SAR Exercise Price thereafter shall be the same as the aggregate Option Price or SAR Exercise Price of the shares remaining subject to the Option or SAR immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing an Award, any restrictions applicable to such Award shall apply as well to any replacement shares received by the Grantee as a result of the reorganization, merger or consolidation. In the event of a transaction described in this **Section 17.2**, Stock Units shall be adjusted so as to apply to the securities that a holder of the number of shares of Stock subject to the Stock Units would have been entitled to receive immediately following such transaction.

17.3 Corporate Transaction.

Subject to the exceptions set forth in the last sentence of this **Section 17.3** and the last sentence of **Section 17.4**, upon the occurrence of a Corporate Transaction:

(i) all outstanding shares of Restricted Stock shall be deemed to have vested, and all Stock Units shall be deemed to have vested and the shares of Stock subject thereto shall be delivered, immediately prior to the occurrence of such Corporate Transaction, and

(ii) either of the following two actions shall be taken:

A fifteen days prior to the scheduled consummation of a Corporate Transaction, all Options and SARs outstanding hereunder shall become immediately exercisable and shall remain exercisable for a period of fifteen days, or

B the Board may elect, in its sole discretion, to cancel any outstanding Awards of Options, Restricted Stock, Stock Units, and/or SARs and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board acting in good faith), in the case of Restricted Stock or Stock Units, equal to the formula or fixed price per share paid to holders of shares of Stock and, in the case of Options or SARs, equal to the product of the number of shares of Stock subject to the Option or SAR (the "Award Shares") multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to holders of shares of Stock pursuant to such transaction exceeds (II) the Option Price or SAR Exercise Price applicable to such Award Shares.

With respect to the Company's establishment of an exercise window, (i) any exercise of an Option or SAR during such fifteen-day period shall be conditioned upon the consummation of the event and shall be effective only immediately before the consummation of the event, and (ii) upon consummation of any Corporate Transaction the Plan, and all outstanding but unexercised Options and SARs shall terminate. The Board shall send written notice of an event that will result in such a termination to all individuals who hold Options and SARs not later than the time at which the Company gives notice thereof to its stockholders. This **Section 17.3** shall not apply to any Corporate Transaction to the extent that provision is made in writing in connection with such Corporate Transaction for the assumption or continuation of the Options, SARs, Stock Units and Restricted Stock theretofore granted, or for the substitution for such Options, SARs, Stock Units and Restricted Stock for new common stock options and stock appreciation rights and new common stock units and restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and stock appreciation right exercise prices, in which event the Plan, Options, SARs, Stock Units and Restricted Stock theretofore granted shall continue in the manner and under the terms so provided.

17.4 Adjustments.

Adjustments under this **Section 17** related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Board shall determine the effect of a Corporate Transaction upon Awards other than Options, SARs, Stock Units and Restricted Stock, and such effect shall be set forth in the appropriate Award Agreement. The Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in **Sections 17.1**, **17.2** and **17.3**.

17.5 No Limitations on Company.

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

18. GENERAL PROVISIONS

18.1 Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

18.2 Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

18.3 Withholding Taxes

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an Award or upon the issuance of any shares of Stock upon the exercise of an Option or pursuant to an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or the Affiliate, which may be withheld by the Company or the Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or the Affiliate to withhold shares of Stock otherwise issuable to the Grantee or (ii) by delivering to the Company or the Affiliate shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this **Section 18.3** may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

18.4 Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

18.5 Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

18.6 Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

18.7 Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.8 Governing Law

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

Section 409A of the Code ("Section 409A"), or an exemption to Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A. To the extent that the Board determines that a Grantee would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Board.

18.9 Section 409A of the Code

The Board intends to comply with Section 409A of the Code ("Section 409A"), or an exemption to Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A. To the extent that the Board determines that a Grantee would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Board.